SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: April 4, 2006
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)
Enclosed:
Cover letter
2005 first quarter financial statements, notes and MD&A
Cover letter
2005 second quarter financial statements, notes and MD&A
Cover letter
2005 third quarter financial statements, notes and MD&A.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: April 4, 2006	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Corporate Secretary

March 31, 2006

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Securities Registry, Government of the Northwest Territories
Securities Registry, Government of Nunavut
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Registrar of Securities, Government of the Yukon Territory
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, P.E.I.
Securities Division, Department of Justice, Newfoundland

Toronto Stock Exchange

Dear Sir or Madam :

Re:	March 31, 2005 first quarter financial statements, Management’s Discussion and Analysis and Certificates
The Company is refilling its first quarter financial statements, Management’s Discussion and Analysis and Certificates, which were previously filed under SEDAR project numbers 782999, 782992 and 782979.
The first quarter financial documents are being re-filed to reflect the Company’s adoption of U.S. GAAP.
Yours truly,
IVANHOE MINES LTD.
per:
/s/ Allison Snetsinger
Allison Snetsinger
Corporate Manager

FIRST QUARTER REPORT
MARCH 31, 2005
(Prepared in accordance with United States of America generally accepted accounting principles)

ITEM 1.	Financial Statements

Unaudited Consolidated Balance Sheets at March 31, 2005 and December 31, 2004

Unaudited Consolidated Statements of Operations for the Three Month Periods ended March 31, 2005 and 2004

Unaudited Consolidated Statement of Shareholders’ Equity for the Three Month Period ended March 31, 2005

Unaudited Consolidated Statements of Cash Flows for the Three Month Periods ended March 31, 2005 and 2004

Notes to the Unaudited Consolidated Financial Statements

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	March 31,	December 31,
	2005	2004
(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents (Note 3)	$91,766	$112,478
Accounts receivable (Note 2)	12,195	6,552
Inventories	1,840	2,192
Prepaid expenses	1,694	1,196
Other current assets	3,023	3,000
Current assets of discontinued operations (Note 2)	—	36,636

TOTAL CURRENT ASSETS	110,518	162,054
INVESTMENT IN JOINT VENTURE	134,601	126,911
LONG-TERM INVESTMENTS (Note 4)	15,669	19,160
PROPERTY, PLANT AND EQUIPMENT	57,513	54,434
DEFERRED INCOME TAXES	281	318
OTHER ASSETS	3,601	3,764
NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS (Note 2)	—	9,627

TOTAL ASSETS	$322,183	$376,268

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$8,665	$14,412
Current liabilities of discontinued operations (Note 2)	—	14,082

TOTAL CURRENT LIABILITIES	8,665	28,494

LOANS PAYABLE TO RELATED PARTIES (Note 5)	5,088	5,088
DEFERRED INCOME TAXES	435	476
ASSET RETIREMENT OBLIGATIONS	5,340	5,267
NON-CURRENT LIABILITIES OF DISCONTINUED OPERATIONS (Note 2)	—	26,380

TOTAL LIABILITIES	19,528	65,705

MINORITY INTERESTS	3,287	3,713

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding 293,767,721 (2004 - 292,870,998) common shares	870,408	868,606
ADDITIONAL PAID-IN CAPITAL	17,294	16,283
ACCUMULATED OTHER COMPREHENSIVE INCOME	1,065	2,879
DEFICIT	(589,399)	(580,918)

TOTAL SHAREHOLDERS’ EQUITY	299,368	306,850

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$322,183	$376,268

APPROVED BY THE BOARD:

Director	Director

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended March 31,
	2005	2004
(Unaudited)

OPERATING EXPENSES
Exploration	$(24,405)	$(20,735)
General and administrative	(4,787)	(5,174)
Interest	(89)	(72)
Depreciation	(413)	(462)
Mining property care and maintenance costs	(852)	(1,046)

OPERATING LOSS	(30,546)	(27,489)

OTHER INCOME (EXPENSES)
Share of income from joint venture	7,673	4,215
Interest income	595	411
Foreign exchange losses	(569)	(1,743)
Share of loss of significantly influenced investees	(239)	(398)
Gain on sale of long-term investments (Note 4)	—	1,248
Write-down of carrying value of long-term investments (Note 4)	(1,438)	—

LOSS BEFORE TAXES AND OTHER ITEMS	(24,524)	(23,756)
Provision for income and capital taxes	(56)	(154)
Minority interests	426	119

NET LOSS FROM CONTINUING OPERATIONS	(24,154)	(23,791)
NET INCOME (LOSS) AND GAIN ON SALE FROM DISCONTINUED OPERATIONS (Note 2)	15,673	(7,857)

NET LOSS	$(8,481)	$(31,648)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE FROM
CONTINUING OPERATIONS	$(0.08)	$(0.09)
DISCONTINUED OPERATIONS	0.05	(0.03)

	$(0.03)	$(0.12)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	293,313	271,370

IVANHOE MINES LTD.
Consolidated Statement of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

				Accumulated
	Share Capital		Additional	Other
	Number		Paid-In	Comprehensive
	of Shares	Amount	Capital	Income	Deficit	Total
Balances, December 31, 2004	292,870,998	$868,606	$16,283	$2,879	$(580,918)	$306,850
Net loss	—	—	—	—	(8,481)	(8,481)
Other comprehensive income	—	—	—	(1,814)	—	(1,814)

Comprehensive loss						(10,295)

Shares issued for:
Exercise of stock options	842,534	1,413	(505)	—	—	908
Other capital assets purchased (Note 8 (a))	50,000	362	—	—	—	362
Share purchase plan	4,189	27	—	—	—	27
Stock compensation charged to operations	—	—	1,516	—	—	1,516

Balances, March 31, 2005	293,767,721	$870,408	$17,294	$1,065	$(589,399)	$299,368

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended March 31,
	2005	2004
(Unaudited)
OPERATING ACTIVITIES
Net loss from continuing operations	$(24,154)	$(23,791)
Items not involving use of cash
Depreciation	413	462
Stock-based compensation	1,516	2,187
Accretion expense	89	73
Unrealized foreign exchange losses	513	339
Share of income from joint venture	(7,673)	(4,215)
Share of loss of significantly influenced investees	239	398
Gain on sale of long-term investments (Note 4)	—	(1,248)
Write-down of carrying value of long-term investments (Note 4)	1,438	—
Deferred income taxes	(4)	119
Minority interests	(426)	(119)
Net change in non-cash operating working capital items (Note 8 (c))	(5,058)	183

Cash used in operating activities of continuing operations	(33,107)	(25,612)
Cash provided by (used in) operating activities of discontinued operations	2,592	(932)

Cash used in operating activities	(30,515)	(26,544)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	15,000	—
Proceeds from sale of long-term investments	—	2,461
Expenditures on property, plant and equipment	(3,132)	(21,914)
Proceeds from other assets	124	—
Other	(2,077)	(846)

Cash provided by (used in) investing activities of continuing operations	9,915	(20,299)
Cash used in investing activities of discontinued operations	(502)	(793)

Cash provided by (used in) investing activities	9,413	(21,092)

FINANCING ACTIVITIES
Issue of share capital	935	183

Cash provided by financing activities of continuing operations	935	183
Cash used in financing activities of discontinued operations	(37)	(14)

Cash provided by financing activities	898	169

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(508)	(394)

NET CASH OUTFLOW	(20,712)	(47,861)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	112,478	105,516

CASH AND CASH EQUIVALENTS, END OF PERIOD	$91,766	$57,655

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$21,121	$32,424
Short-term money market instruments	70,645	25,231

	$91,766	$57,655

Supplementary cash flow information (Note 8)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). In the case of Ivanhoe Mines Ltd. (the “Company”), U.S. GAAP differs in certain respects from accounting principles generally accepted in the Canada (“Canadian GAAP”) as explained in Note 9.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2005 and for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year. For purposes of these financial statements, the Company and its subsidiaries and joint venture are collectively referred to as “Ivanhoe Mines”.

The significant accounting policies used in these consolidated financial statements are as follows:
(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company are Ivanhoe Mines Mongolia Inc. (B.V.I.), Ivanhoe Mines China (B.V.I.), Ivanhoe Cloncurry Mines Pty Ltd (Australia), and their respective subsidiaries, and Bakyrchik Mining Venture (Kazakhstan) (70% owned) (“BMV”).

Ivanhoe Mines’ investment in Myanmar Ivanhoe Copper Company Limited (“JVCo”) (Myanmar) (50% owned), which is subject to joint control, is accounted for using the equity method.

All intercompany transactions and balances have been eliminated, where appropriate.

Variable Interest Entities (“VIE’s”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003) (“FIN 46R”) “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(b)	Measurement uncertainties

Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among other things, the recoverability of accounts receivable and investments, the proven and probable ore reserves, the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the provision for income taxes and composition of deferred income tax assets and deferred income tax liabilities, the expected economic lives of and the estimated future operating results and net cash flows from property, plant and equipment, and the anticipated costs and timing of asset retirement obligations.

(c)	Foreign currencies

The Company considers the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

(d)	Cash and cash equivalents

Cash and cash equivalents include short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding 90 days.

(e)	Inventories

Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

(f)	Long-term investments

Long-term investments in companies in which Ivanhoe Mines has voting interests of 20% to 50%, or where Ivanhoe Mines has the ability to exercise significant influence, are accounted for using the equity method. Under this method, Ivanhoe Mines’ share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

The other long-term investments are classified as “available-for-sale” investments. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of shareholders’ equity, unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income in the period. Realized gains and losses from the sale of these investments are included in income in the period.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(g)	Exploration and development

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Exploration costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

(h)	Property, plant and equipment

Property, plant and equipment are carried at cost (including development and preproduction costs, capitalized interest, other financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues), less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis, using estimated proven and probable reserves as the depletion basis.

Property, plant and equipment are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over one to twenty years).

Capital works in progress are not depreciated until the capital asset has been put into operation.

Ivanhoe Mines reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with values beyond proven and probable reserves. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)	Stripping costs

On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Commencing in the first quarter of 2005, Ivanhoe Mines changed its accounting policy with respect to stripping costs to comply with the consensus reached by the EITF. This change has been applied retrospectively by restating prior period financial statements. In 2004 and prior years, Ivanhoe Mines deferred or accrued stripping costs incurred during production, as appropriate, and charged these costs to operations on the basis of the estimated average stripping ratio for each mine area. The effect of this change was to increase the deficit at January 1, 2004 by $7,628,000, to increase the net loss for the year ended December 31, 2004 by $7,889,000 ($0.03 per share) and to decrease assets of discontinued operations and investment in joint venture at December 31, 2004 by $13,973,000 and $1,544,000 respectively. The net loss for the three months ended March 31, 2004 was also increased by $4,521,000 ($0.02 per share) as a result of this change.

(j)	Asset retirement obligations

Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

(k)	Revenue recognition

Revenue at JVCo from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Revenue from copper cathode includes provisional pricing arrangements accounted for as embedded derivative instruments under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended.

(l)	Stock-based compensation

The Company has an Employees’ and Directors’ Equity Incentive Plan. The Company records compensation expense using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”. Accordingly, the fair value of stock options at the date of grant is amortized to operations, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital are transferred to share capital.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(m)	Deferred income taxes

The Company computes income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 requires that the provision for deferred income taxes be based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.

(n)	Loss per share

The Company follows SFAS No. 128, “Earnings Per Share”, which requires the presentation of basic and diluted earnings per share. The basic loss per share is computed by dividing the net loss attributable to common stock by the weighted average number of common shares and Special Warrants outstanding during the year. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. The effect of potentially dilutive stock options and share purchase warrants was antidilutive in the periods ending March 31, 2005 and 2004.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
2. DISCONTINUED OPERATIONS
In November 2004, the Company adopted a plan to dispose of the Savage River Iron Ore Project (the “Project”). This decision was part of the Company’s plan to rationalize its non-core assets as it focuses on the Oyu Tolgoi project in Mongolia. In February 2005, Ivanhoe Mines sold the Project for two initial payments totalling $21.5 million, plus a series of contingent, annual payments based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.
Ivanhoe Mines received the first initial payment of $15.0 million on February 28, 2005. The second payment of $6.5 million is due on July 31, 2005 and is included in accounts receivable at March 31, 2005.
The future payments will be made over five years commencing March 2006. These payments will be calculated at an initial rate of $1.00 per tonne of iron ore pellets if the annual benchmark pellet price exceeds $30 per tonne, and will escalate to a maximum of $16.50 per tonne of iron ore pellets if the annual price exceeds $80 per tonne.
The following table presents summarized financial information related to discontinued operations:

	Two months ended February 28,	Three months ended March 31,
	2005	2004
REVENUE	$18,031	$18,366
COST OF OPERATIONS	(11,965)	(25,632)
DEPRECIATION AND DEPLETION	—	(258)

OPERATING PROFIT (LOSS)	6,066	(7,524)
EXPENSES
General and administrative	(4)	(10)
Interest expense	(203)	(237)

INCOME (LOSS) BEFORE THE FOLLOWING	5,859	(7,771)
Interest income	16	53
Foreign exchange loss	(285)	(118)
Other expense	(191)	(53)

INCOME (LOSS) BEFORE INCOME TAXES	5,399	(7,889)
Recovery of income taxes	7	32

NET INCOME	5,406	(7,857)
Contingent Income	—	—
Gain on sale of ABM	10,267	—

NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS	$15,673	$(7,857)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
3. CASH AND CASH EQUIVALENTS
Cash and cash equivalents at March 31, 2005 included Asia Gold’s cash and cash equivalents balance of $6.6 million (December 31, 2004: $8.2 million) which was not available for Ivanhoe Mines’ general corporate purposes.
4. LONG-TERM INVESTMENTS
During the three months ended March 31, 2005, the share price of Olympus Pacific Minerals Inc. (“Olympus”) deteriorated with the result that the market value of Ivanhoe Mines’ investment in Olympus decreased significantly below carrying value. Accordingly, the Company recorded an impairment provision of $1,438,000 reducing the carrying value of this investment to $4,424,000.
5. LOANS PAYABLE TO RELATED PARTIES
These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111,055,000 from the sale of the Savage River Project.
6. SHARE CAPITAL
During the three months ended March 31, 2005, 75,000 options were granted. These options have a weighted average exercise price of Cdn$9.10, lives of five years and vest over periods ranging from one to four years. The weighted average fair value of the options issued was estimated at Cdn$4.88 per share option at the grant date using the Black-Scholes pricing model. The option valuation was based on an average expected option life of five years, a risk-free interest rate of 3.86%, a dividend yield of nil% and an expected volatility of 62.0%.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
7. SEGMENTED INFORMATION
THREE MONTHS ENDED MARCH 31, 2005

	Exploration	Corporate	Consolidated

Operating expenses
Exploration	$(24,405)	$—	$(24,405)
General and administrative	—	(4,787)	(4,787)
Interest expense	(31)	(58)	(89)
Depreciation	(413)	—	(413)
Mining property care and maintenance costs	—	(852)	(852)

Operating loss	(24,849)	(5,697)	(30,546)
Other income (expenses)
Share of income from joint venture	—	7,673	7,673
Interest income	46	549	595
Foreign exchange losses	(88)	(481)	(569)
Share of loss of significantly influenced investees	—	(239)	(239)
Write-down of carrying value of long-term investment	—	(1,438)	(1,438)

Loss before taxes and other items	(24,891)	367	(24,524)
Provision for income and capital taxes	(27)	(29)	(56)
Minority interests	426	—	426

Net loss from continuing operations	$(24,492)	$338	$(24,154)

Expenditures on property, plant and equipment	$2,333	$1,161	$3,494

Total assets
Continuing operations	$81,929	$240,254	$322,183
Discontinued operations	—	$—	$—

	$81,929	$240,254	$322,183

THREE MONTHS ENDED MARCH 31, 2004

	Exploration	Corporate	Consolidated

Operating expenses
Exploration	$(20,735)	$—	$(20,735)
General and administrative	—	(5,174)	(5,174)
Interest expense	(29)	(43)	(72)
Depreciation	(462)	—	(462)
Mining property care and maintenance costs	—	(1,046)	(1,046)

Operating loss	(21,226)	(6,263)	(27,489)
Other income (expenses)
Share of income from joint venture	—	4,215	4,215
Interest income	41	370	411
Foreign exchange losses	(206)	(1,537)	(1,743)
Share of loss of significantly influenced investees	—	(398)	(398)
Gain on sale of investment	—	1,248	1,248

Loss before taxes and other items	(21,391)	(2,365)	(23,756)
Provision for income and capital taxes	(15)	(139)	(154)
Minority interests	119	—	119

Net loss from continuing operations	$(21,287)	$(2,504)	$(23,791)

Expenditures on property, plant and equipment	$1,747	$167	$1,914

Total assets
Continuing operations	$73,907	$220,712	$294,619
Discontinued operations	—	26,059	26,059

	$73,907	$246,771	$320,678

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
8. SUPPLEMENTARY CASH FLOW INFORMATION
(a)	During the three months ended March 31, 2005, 50,000 common shares of the Company were issued as consideration for the purchase of certain exploration equipment valued at $362,000.
(b)

	Three Months Ended March 31,
	2005	2004

Interest paid	$—	$—
Income and capital taxes paid	24	71
(c)	Net change in non-cash operating working capital items:

	Three Months Ended
	March 31,
	2005	2004

(Increase) decrease in:
Accounts receivable	$857	$(944)
Inventories	352	(99)
Prepaid expenses	(498)	(323)
Other current assets	(23)	1,999
Increase in:
Accounts payable and accrued liabilities	(5,746)	(450)

	$(5,058)	$183

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
As indicated in Note 1, these consolidated financial statements have been prepared in accordance with U.S. GAAP, which, in the case of the Company, conform in all material respects with Canadian GAAP, except as set forth below.

	March 31,	March 31,	December 31,	December 31,
	2005	2005	2004	2004
		(As previously		(As previously
		reported under		reported under
	(U.S. GAAP)	Canadian GAAP)	(U.S. GAAP)	Canadian GAAP)
	(a)	(a)	(a)	(a)
ASSETS

CURRENT
Cash and cash equivalents	$91,766	$105,560	$112,478	$122,577
Accounts receivable	12,195	15,251	6,552	10,286
Broken ore on leach pads	—	10,408	—	9,929
Inventories	1,840	5,212	2,192	5,575
Prepaid expenses	1,694	4,934	1,196	2,996
Other current assets	3,023	3,141	3,000	3,117
Current assets of discontinued operations	—	—	36,636	36,636

TOTAL CURRENT ASSETS	110,518	144,506	162,054	191,116
INVESTMENT IN JOINT VENTURE (a)	134,601	—	126,911	—
LONG-TERM INVESTMENTS (e)	15,669	14,604	19,160	16,281
PROPERTY, PLANT AND EQUIPMENT (d)	57,513	194,067	54,434	191,824
DEFERRED INCOME TAXES	281	671	318	782
OTHER ASSETS	3,601	5,192	3,764	5,333
DEFERRED RECOVERABLE AMOUNT ON SALE OF ASSETS	—	8,557	—	—
NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS (b) and (c)	—	—	9,627	29,320

TOTAL ASSETS	$322,183	$367,597	$376,268	$434,656

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$8,665	$19,191	$14,412	$24,764
Current portion of long-term debt	—	3,750	—	7,500
Current liabilities of discontinued operations	—	—	14,082	14,082

TOTAL CURRENT LIABILITIES	8,665	22,941	28,494	46,346

LOANS PAYABLE TO RELATED PARTIES	5,088	5,088	5,088	5,088
DEFERRED INCOME TAXES (c)	435	12,709	476	12,788
ASSET RETIREMENT OBLIGATIONS	5,340	9,778	5,267	9,636
OTHER LIABILITIES	—	1,296	—	1,404
NON-CURRENT LIABILITIES OF DISCONTINUED OPERATIONS	—	—	26,380	26,380

TOTAL LIABILITIES	19,528	51,812	65,705	101,642

MINORITY INTERESTS	3,287	3,287	3,713	3,713

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (b)	870,408	875,338	868,606	873,536
ADDITIONAL PAID-IN CAPITAL	17,294	13,084	16,283	12,073
ACCUMULATED OTHER COMPREHENSIVE INCOME (f)	1,065	—	2,879	—
DEFICIT	(589,399)	(575,924)	(580,918)	(556,308)

TOTAL SHAREHOLDERS’ EQUITY	299,368	312,498	306,850	329,301

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$322,183	$367,597	$376,268	$434,656

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Three months ended March 31,		Three months ended March 31,
	2005	2005	2004	2004
		(As previously		(As previously
		reported under		reported under
		Canadian		Canadian
	(U.S. GAAP)	GAAP)	(U.S. GAAP)	GAAP)
	(a)	(a)	(a)	(a)
REVENUE	$—	$15,144	$—	$9,386
COST OF OPERATIONS	—	(4,057)	—	(2,541)
DEPRECIATION	—	(1,631)	—	(1,285)

OPERATING PROFIT	—	9,456	—	5,560

OPERATING EXPENSES
Exploration	(24,405)	(24,405)	(20,735)	(20,735)
General and administrative	(4,787)	(4,916)	(5,174)	(5,342)
Interest	(89)	(251)	(72)	(299)
Depreciation	(413)	(413)	(462)	(462)
Mining property care and maintenance costs	(852)	(852)	(1,046)	(1,046)

OPERATING LOSS	(30,546)	(21,381)	(27,489)	(22,324)

OTHER INCOME (EXPENSES)
Share of income from joint venture	7,673	—	4,215	—
Interest income	595	661	411	411
Foreign exchange losses	(569)	(682)	(1,743)	(1,803)
Dilution gain on investment in subsidiary (i)	—	—	—	—
Share of loss of significantly influenced investees	(239)	(239)	(398)	(398)
Gain on sale of long-term investments	—	—	1,248	1,248
Write-down of carrying value of long-term investments	(1,438)	(1,438)	—	—

LOSS BEFORE TAXES AND OTHER ITEMS	(24,524)	(23,079)	(23,756)	(22,866)
Provision for income and capital taxes	(56)	(1,501)	(154)	(1,044)
Minority interests	426	426	119	119

NET LOSS FROM CONTINUING OPERATIONS	(24,154)	(24,154)	(23,791)	(23,791)
NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS (c) and (h)	15,673	4,538	(7,857)	(8,602)

NET LOSS	$(8,481)	$(19,616)	$(31,648)	$(32,393)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE FROM
CONTINUING OPERATIONS	$(0.08)	$(0.08)	$(0.09)	$(0.09)
DISCONTINUED OPERATIONS	0.05	0.01	(0.03)	(0.03)

	$(0.03)	$(0.07)	$(0.12)	$(0.12)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	293,313	293,313	271,370	271,370

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Three Months Ended March 31,		Three Months Ended March 31,
	2005	2005	2004	2004
		(As previously		(As previously
		reported under		reported under
	(U.S. GAAP)	Canadian GAAP)	(U.S. GAAP)	Canadian GAAP)
	(a)	(a)	(a)	(a)
OPERATING ACTIVITIES
Net loss	$(24,154)	$(24,154)	$(23,791)	$(23,791)
Items not involving use of cash
Depreciation	413	2,044	462	1,747
Stock-based compensation	1,516	1,516	2,187	2,187
Accretion expense	89	157	73	131
Unrealized foreign exchange gains (losses)	513	(499)	339	270
Share of income from joint venture	(7,673)	—	(4,215)	—
Share of loss of significantly influenced investees	239	239	398	398
Gain on sale of long-term investments	—	—	(1,248)	(1,248)
Write-down of carrying value of long-term investments	1,438	1,438	—	—
Deferred income taxes	(4)	32	119	102
Minority interests	(426)	(426)	(119)	(119)
Decrease in non-current portion of royalty payable	—	(108)	—	(431)
Net change in non-cash operating working capital items	(5,058)	(5,992)	183	(120)

Cash used in operating activities of continuing operations	(33,107)	(25,753)	(25,612)	(20,874)
Cash provided by (used in) operating activities of discontinued operations	2,592	2,592	(932)	(992)

Cash used in operating activities	(30,515)	(23,161)	(26,544)	(21,866)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	15,000	15,000	—	—
Proceeds from sale of long-term investments	—	—	2,461	2,461
Expenditures on property, plant and equipment	(3,132)	(3,925)	(21,914)	(23,003)
Proceeds from (expenditures on) other assets	124	(8)	—	(11)
Other	(2,077)	(2,079)	(846)	(845)

Cash provided by (used in) investing activities of continuing operations	9,915	8,988	(20,299)	(21,398)
Cash used in investing activities of discontinued operations	(502)	(502)	(793)	(668)

Cash provided by (used in) investing activities	9,413	8,486	(21,092)	(22,066)

FINANCING ACTIVITIES
Issue of share capital	935	935	183	183
Repayment of long-term debt	—	(3,750)	—	(3,750)

Cash provided by financing activities of continuing operations	935	(2,815)	183	(3,567)
Cash used in financing activities of discontinued operations	(37)	(37)	(14)	(14)

Cash provided by (used in) financing activities	898	(2,852)	169	(3,581)

EFFECT EXCHANGE RATE CHANGES ON CASH	(508)	510	(394)	(394)

NET CASH OUTFLOW	(20,712)	(17,017)	(47,861)	(47,907)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	112,478	122,577	105,516	106,994

CASH AND CASH EQUIVALENTS, END OF PERIOD	$91,766	$105,560	$57,655	$59,087

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$21,121	$34,915	$32,424	$33,856
Short-term money market instruments	70,645	70,645	25,231	25,231

	$91,766	$105,560	$57,655	$59,087

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
Material differences between Canadian and U.S. GAAP and their effect on the financial statements in the periods ended March 31, 2005 and 2004 are summarized below.
(a)	Joint venture

Under U.S. GAAP the Company’s joint venture interest in JVCo was accounted for using the equity method. Under Canadian GAAP, this joint venture interest would have been accounted for on a proportionate consolidation basis.

Under Canadian GAAP, the carrying amount of the Company’s investment and its share of equity of JVCo is eliminated. The Company’s proportionate share of each line item of JVCo’s assets, liabilities, revenue and expenses is included in the corresponding line items of the Company’s financial statements. All intercompany balances and transactions would be eliminated.

(b)	Acquisition of ABM

Under U.S. GAAP, the fair value of the shares issued in 2000 to effect the acquisition of ABM were measured at the date the acquisition was announced and the terms agreed to, whereas, under Canadian GAAP, the shares issued would have been measured at the transaction date. This difference would have resulted in the cost of the acquisition under Canadian GAAP being $4,930,000 higher than under U.S. GAAP.

Under U.S. GAAP, the Company included in the cost of the acquisition of ABM the intrinsic value of the unvested options granted by the Company in 2000 as consideration for the acquisition of all of the outstanding stock options of ABM. Under U.S. GAAP, the deferred stock compensation was recognized as a compensation cost over the remaining future vesting period of the options. Under Canadian GAAP, the Company would have included in the cost of acquisition of ABM the $1,750,000 fair value of the stock options. This difference would have resulted in the cost of the acquisition in 2000 under Canadian GAAP being $704,000 higher than under U.S. GAAP.

ABM was sold in February 2005 (Note 2).

(c)	Impairment of long-lived assets

Under U.S. GAAP, impairment charges are recorded based on the discounted, estimated future net cash flows, whereas, under Canadian GAAP, impairment charges on long-lived assets in 2002 and prior years were recorded as the excess of their carrying amount over their recoverable amount, which was determined based on the undiscounted estimated future net cash flows.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
Under U.S. GAAP, the Savage River Project was fully written off as at December 31, 2002. However, under Canadian GAAP only an $18 million write-down would have been taken. In 2003, additional amounts capitalized under U.S. GAAP were written off; however, these would have been capitalized under Canadian GAAP. As a result, under Canadian GAAP, these assets would need to be depreciated and depleted. During the three months ended March 31, 2005 additional depreciation recorded under Canadian GAAP was $nil (2004: $744,000),

(d)	Other mineral property interests

Under U.S. GAAP, where the mineral property interests are, at the date of acquisition, without economically recoverable reserves, these costs are generally considered to be exploration costs that are expensed as incurred. Under Canadian GAAP, the costs of the acquisition of mineral property interests are capitalized.

In accordance with EITF 04-02, Whether Mining Rights are Tangible or Intangible Assets, the Company classifies its mineral exploration licenses as tangible assets and there is no difference between Canadian and U.S. GAAP. Prior to January 2004, the costs of acquisition of Ivanhoe Mines’ mineral exploration licenses were classified as intangible assets under U.S. GAAP and amortized over the term of the licenses. As a result, for Canadian GAAP purposes, the $6,521,000, net of deferred income taxes of $882,000, in amortization or write-offs of other mineral property interests under U.S. GAAP needs to be reversed.

(e)	Long-term investments

Under U.S. GAAP, portfolio investments are classified as available-for-sale securities, which are carried at market value. The resulting unrealized gains or losses are included in the determination of comprehensive income, net of income taxes where applicable. Under Canadian GAAP, these investments would be carried at their original cost less provisions for impairment.

(f)	Other comprehensive income

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income, excluding the deficit, be disclosed separately in shareholders’ equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by, and distributions to, owners. Under Canadian GAAP, companies do not report comprehensive income or loss.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(g)	Income taxes

Under U.S. GAAP, deferred income taxes are calculated based on enacted tax rates applicable to future years. Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. This difference in GAAP did not have any effect on the financial position of the Company as at March 31, 2005 and December 31, 2004 nor the results of operations of the Company for the three months ended March 31, 2005 and 2004.

(h)	Gain on sale of ABM

Under U.S. GAAP, the net book value of ABM when it was sold in February 2005 was $11.2 million, whereas under Canadian GAAP the carrying value was $30.9 million. During the three months ended March 31, 2005, total proceeds from the sale were $21.5 million, representing cash instalments of $21.5 million.

		Share Information	Investor Information
1	Interim Report For the three months ended March 31, 2005	Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange and the Toronto Stock Exchange.	All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At May 12, 2005 the Company had 293.9 million common shares issued and outstanding and warrants and stock options exercisable for 9.1million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media : Bob Williamson Suite 654-999 Canada Place Vancouver, BC, Canada V6C 3E1 E-mail : info@ivanhoemines.com Tel : (604) 688-5755
Highlights
Oyu Tolgoi Project — On May 3, 2005 a new independent resource estimate was released based on drilling results up to mid-April 2005. The May 2005 AMEC report estimates that the Oyu Tolgoi Project now contains measured and indicated resources totaling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), at a 0.60% copper equivalent cut-off.
The new estimate represents a 125% increase in measured and indicated tonnes, a 357% increase in contained copper and a 85% increase in contained gold since AMEC’s last resource estimate released in August 2004. The Hugo North deposit is the main beneficiary of the vast majority of the increase in copper and gold resource estimates.
In addition to the indicated resources, the Hugo Dummett deposit contains inferred resources of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%) at a 0.60% copper equivalent cut-off.
Sale of Savage River — In February 2005, the Company sold the Savage River operations for guaranteed cash payments of $21.5 million plus a series of contingent, annual payments based on future pellet prices. These future payments, to be made over a five-year period, will begin in March 2006. The Company expects to receive cumulative payments totaling approximately $44 million by the end of March 2006 and additional future contingent annual considerations, based on future iron ore prices and Savage River’s metal production.
S&K Mine — In Q1’05, cathode production from the mine totaled 9,603 tonnes (net 4,802 to the Company) representing a 25% increase over the same period in 2004. During the quarter, share of income from equity accounted joint venture totaled $7.7 million compared to $4.2 million in Q1’04.
Results of Operations — In Q1’05, the Company recorded a net loss of $8.5 million (or $0.03 per share) compared to a net loss of $31.6 million (or $0.12 per share) in Q1’04. The decrease in net loss between the two quarters is mainly due to higher copper production and prices in Q1’05, as well as higher iron ore pellet prices received in Q1’05 by the Savage River operation.

Strategic Alliance — On March 30, 2005, the Company announced the formation of a strategic alliance with Mitsui &Co., Ltd. (“Mitsui”) of Japan. The purpose of the alliance is for the two companies to jointly develop copper/gold and coal projects in the South Gobi Region and to deliver transportation, electrical energy and other infrastructure services related to these projects.
Exploration activities other than Oyu Tolgoi — In 2005, the Company announced several new exploration efforts or discoveries. In January, the Company announced its plan to initiate a drilling program to delineate the coal resources on its Nariin Sukhait property, located in southern Mongolia. In March, the Company announced the discovery of a new deposit of potentially significant iron oxide copper-gold mineralization on its Cloncurry project. In April, the Company announced its plan to start a significant drilling program on several gold-rich copper porphyry targets, based on results from an Induced Polarization survey of the Bronze Fox District.
MANAGEMENT’S DISCUSSION AND ANALYSIS — Q1’05
(Stated in U.S. dollars except where noted)
INTRODUCTION
This discussion and analysis of financial position and results of operations (“MD&A”) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three months ended March 31, 2005. These consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). Differences between Canadian and U.S. GAAP that would have materially affected the Company’s reported financial results are set out in Note 9. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd. together with its subsidiaries and joint ventures. The effective date of this MD&A is May 12, 2005.
Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
FORWARD LOOKING STATEMENTS
Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of Ivanhoe Mines’ exploration, development and production projects, statements relating to the potential of the Oyu Tolgoi Project, statements relating to target milling rates and other statements that are not historical facts. When used in this document, the words such as , “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Ivanhoe Mines’ projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability of project financing and other risks. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.
This MD&A contains references to estimates of mineral resources. The estimation of resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of mineral resources will be accurate or that such mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. These risks are described in more detail in the annual information form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
CORPORATE STRATEGY & OUTLOOK
Ivanhoe Mines Ltd. is an international mining company currently focused on exploring and developing a major discovery of copper and gold at its Oyu Tolgoi project in southern Mongolia (the “Oyu Tolgoi Project”). Ivanhoe Mines’ operations also include the extraction of copper from a 50% joint-venture interest in the Monywa Copper Project in Myanmar.
Develop Oyu Tolgoi Project — Since its inception in 1994, mineral exploration has been the Company’s main focus of interest. In 2005, the Company intends to devote most of its management and financial resources to furthering the exploration and development of the Oyu Tolgoi Project while at the same time continuing to explore for minerals in other parts of Mongolia, Eastern Asia and Australia. High priority also will be placed on fully understanding the extent, value and development potential of the strategically located coal resources recently uncovered on Ivanhoe Mines’ exploration concessions in southern Mongolia.
Stability Agreement — During Q1’05, discussions continued with Mongolian authorities and the Company anticipates that the Stability Agreement will be finalized and executed in 2005. The life span of the Oyu Tolgoi Project is currently estimated to exceed 40 years, so the completion and execution of a satisfactory Stability Agreement that will crystallize such issues as taxes, power, labour, land use and water rights, is essential to allow the Company to finance the development of the Oyu Tolgoi Project. In Q1’05, management provided a comprehensive briefing on the project to the Cabinet of the Mongolian government, in a public forum.
Integrated Development Plan — Rather than wait for the approval of the Stability Agreement, which would provide certainty for several key aspects required by a bankable feasibility study, the Company intends to release a revised preliminary assessment report (the Oyu Tolgoi “Integrated Development Plan”), late in Q2’05. The plan will address the proven and probable reserves at the Southwest Oyu deposit, the independent estimate released in May 2005 of the indicated resources at the Hugo North deposit and the inferred resources at the Hugo North and the Hugo South deposits (the “Hugo Dummett” deposits).
In management’s view, the Integrated Development Plan will present a more informative, overall picture of the future development of the Oyu Tolgoi Project, especially given the recent exploration success in Hugo North and the expected 40 year mine life under the current plan. To bring the underground resources into a proven and probable category for feasibility purposes, actual underground development and characterization within the Hugo Dummett deposits is required. The exploration shaft and subsequent horizontal development will accomplish this requirement.
Financing alternatives —The Company continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. The Company’s current plan is to aggressively advance the development of the project while continuing to discuss financing options with various parties.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
During Q1’05, the Company continued its discussions with major Chinese mining and financial companies, major Japanese mining and metal trading houses, other international mining companies and other third parties capable of financing the project, with a view to selecting suitable strategic partners to develop the Oyu Tolgoi Project and associated infrastructure. The Company believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. The Company is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any ongoing or future discussions will result in an agreement with a strategic partner or that the Company will pursue development of the Oyu Tolgoi Project with a strategic partner at all.
Asset rationalization — The Company is continuing to explore opportunities to rationalize non-core assets and is considering several potential disposition alternatives involving the outright or partial sale of non-core project interests, the formation of one or more joint ventures in respect of certain non-core projects or other transactions that would dilute or eliminate the Company’s interest in, and relieve the Company of financial obligations in respect of, such non-core projects. The Company’s principal objectives are to generate, or otherwise preserve, cash and to devote more managerial and financial resources to the Oyu Tolgoi Project. There can be no assurance that any disposition of non-core assets presently under consideration will occur on a timely basis, or at all. Pursuant to the Company’s non-core asset disposal strategy, the Company sold its Savage River Mine in February 2005. See “Review of Operations — Discontinued Operations”.
Liquidity and future funding requirements — The Company’s existing cash resources together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the Company’s current and planned activities into the third quarter of 2005. Following completion of a feasibility study in respect of the Southern Oyu deposits, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Oyu Tolgoi Project. However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are expended. See “Cash Resources and Liquidity.”
Since its inception, the Company has relied on capital markets (and in particular, equity markets) to fund its exploration and other activities. If the Company’s existing cash resources are insufficient to fund all of the Company’s planned activities, or if the Company is unable to obtain project financing before its existing cash resources are expended, the Company will have to rely upon equity markets or other sources of capital (from potential joint venture partners or through other arrangements) — the availability of which cannot be assured —to continue funding the development of the Oyu Tolgoi Project. Capital markets are subject to significant volatilities and uncertainties.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
     There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed, in whole or in part, since factors beyond the Company’s control may adversely affect its access to funding or its ability to recruit third-party participants.
SELECTED FINANCIAL INFORMATION
($ in millions of U.S. dollars, except per share information)

	Quarter ended March 31,
	2005	2004 (1)
Exploration expenses	(24.4)	(20.7)
General and administrative costs	(4.8)	(5.2)
Share of income from joint venture	7.7	4.2
Foreign exchange loss	(0.6)	(1.7)
Net loss from continuing operations	(24.2)	(23.8)
Net income (loss) from discontinued operations	15.7	(7.9)
Net (loss)	(8.5)	(31.6)
Net income (loss) per share
Continuing operations	($0.08)	($0.09)
Discontinued operations	$0.05	($0.03)
Total assets	322.2	320.7

Continuing operations
Capital expenditures	3.5	1.9

Joint venture operations
Copper cathode — 50% share
Units sold — tonnes	4,670	3,734
Units produced — tonnes	4,802	3,836

Average sale price Copper
Copper cathode — US$/pound	$1.56	$1.20

(1)	Certain numbers have been restated due to the adoption of new accounting standards. Refer to Note 1 of the financial statements.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
SELECTED QUARTERLY DATA

		Quarter ended
	Mar 31	Dec 31	Sept 30	Jun 30
(Expressed in millions of U.S. dollars, except per share amounts)	2005	2004 (2)	2004 (2)	2004 (2)

Revenue	0.0	0.0	0.0	0.0
Operating profit (loss)	0.0	0.0	0.0	0.0
Total exploration	(24.4)	(24.2)	(28.5)	(24.8)
Gain (loss) on exchange	(0.6)	3.5	4.2	(1.4)
Net (loss) from continuing operations	(24.2)	(26.6)	(25.5)	(23.1)
Gain (loss) from discontinued operations	15.7	9.4	0.7	2.2

Net (loss)	(8.5)	(17.1)	(24.8)	(21.0)
Net profit (loss) per share
Continuing operation	(0.08)	(0.08)	(0.09)	(0.09)
Discontinued operations	0.05	0.03	0.00	0.01

Total	(0.03)	(0.05)	(0.09)	(0.08)

	Mar 31	Dec 31	Sept 30	Jun 30
	2004 (2)	2003 (1)	2003 (1)	2003 (1)

Revenue	0.0	6.8	6.0	5.5
Operating profit (loss)	0.0	1.0	1.8	(3.9)
Total exploration	(20.7)	(21.2)	(20.8)	(15.2)
Gain (loss) on exchange	(1.7)	5.1	(1.2)	5.9
Net (loss) from continuing operations	(23.8)	(13.0)	(27.5)	(17.8)
Gain (loss) from discontinued operations	(7.9)	(1.8)	(0.5)	(6.0)

Net (loss) from continuing operations	(31.6)	(14.8)	(28.0)	(23.8)
Net profit (loss) per share
Continuing operation	(0.09)	(0.05)	(0.11)	(0.07)
Discontinued operations	(0.03)	(0.01)	0.00	(0.03)

Total	(0.12)	(0.06)	(0.11)	(0.10)

(1)	As previously reported under Canadian GAAP.

(2)	Certain numbers have been restated due to the adoption of new accounting standards.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
REVIEW OF OPERATIONS
A) EXPLORATION
Exploration expenses in Q1’05 totaled $24.4 million, compared to $20.7 million in Q1’04. The $3.7 million increase in costs was mainly due the increase in mineral property renewal fees in Mongolia and the increase in drilling and exploration activities on other Mongolian properties.
a) Oyu Tolgoi Project, Mongolia — At the end of March 2005, Ivanhoe Mines held four mining licences at Oyu Tolgoi totaling approximately 24,000 hectares. Ivanhoe Mines also held directly, and indirectly with Asia Gold Corp. (“Asia Gold”), a 51%-owned subsidiary of the Company, interests in exploration licences covering approximately 12.5 million hectares. In Q1’05, Ivanhoe Mines spent $22.4 million (Q1’04 — $18.4 million) on its Mongolian properties. The main focus of exploration activities was the Oyu Tolgoi project ($17.9 million), the Kharmagtai project ($0.5 million), the Bronze Fox District ($0.3 million), and licence holding fees and general reconnaissance projects ($3.7 million).
i) Oyu Tolgoi Exploration.
Drilling program — In Q1’05 the bulk of Ivanhoe Mines’ drilling efforts were focused on upgrading resource delineation on the Hugo North deposit. A total of 33,440 metres were drilled during the quarter as follows:

Metres
Resource delineation
Hugo North	15,052
South West Oyu	8,951
Geotechnical drilling	880
Sterilization drilling	795
Total drilling	25,778

Exploration drilling
Hugo North	1,581
Entrée property	3,629
Other	2,552

Total drilling	7,762
Resource delineation drilling at Hugo North was focused on areas identified as potentially hosting the first seven years of block-cave mining on the deposit, as well as significant portion of the other relevant areas identified as potentially representing the first 14 years of an underground mine plan. Future exploration drilling will focus on testing the extent to which the mineralized zone of Hugo North extends into the Ivanhoe-Entrée Joint-Venture property, as well as testing satellite deposits throughout the Oyu Tolgoi property
Resource estimate - On May 3, 2005 a new independent resource estimate was released

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
by AMEC E&C Services (AMEC) of Canada, based on drilling results to mid-April 2005. The May 2005 AMEC report estimates that the Oyu Tolgoi Project now contains measured and indicated resources totaling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), at a 0.60% copper equivalent cut-off.
The new estimate represents a 125% increase in measured and indicated tonnes, a 357% increase in contained copper and a 85% increase in contained gold since AMEC’s last resource estimate released in August 2004. The Hugo North deposit is the main beneficiary of the vast majority of the increase in copper and gold resource estimates.
In addition to the indicated resources, the Hugo Dummett deposit contains inferred resources of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%) at a 0.60% copper equivalent cut-off. Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Charles P.N. Forster and Stephen Torr, both employees of Ivanhoe Mines and qualified persons under National Instrument 43-101.
Ivanhoe Mines’ drilling has now extended the length of the Hugo North high-grade copper-gold discovery to greater than 1.8 kilometres. Hugo North is part of the now 3.0-plus-kilometre-long Hugo Dummett deposit, which in turn is part of the now 6.1-kilometre-long chain of copper and gold porphyry deposits discovered to date by the Company at Oyu Tolgoi.
ii) Oyu Tolgoi Integrated Development Plan
Expected report date — Work continued during the quarter with the intention to complete and release an Integrated Development Plan by late Q2’05.
Bulk sample — A bulk sample shaft to a depth of 74 metres was completed in January 2005 and samples were shipped to laboratories located in Ontario, Canada. Starting in April 2005, the bulk samples will be analyzed using a semiautogenous pilot plant. During the quarter, metallurgical flotation test work was also being conducted in Perth, Australia.
Exploration shaft — Engineering work on an exploration shaft continued during the quarter and construction on the headframe foundation and work on shaft collar excavation started in February 2005.
Equipment procurement — During the quarter a procurement team was assembled in China to assist in locating and facilitating the acquisition and transport of various equipment from China to Mongolia. In March 2005, following successful negotiations between the Chinese and Mongolian authorities, the first convoy, consisting of twenty two trucks, crossed the border delivering a concrete batch plant and an aggregate crushing plant to the Oyu Tolgoi project. Discussions are ongoing with Chinese and

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Mongolian authorities to permit the border to be operating year round.
Water study — An impact study on the water use from two aquifers was completed in Q1’05 to determine the water demand required for a 70,000 tonne per day process rate. Other analysis were also performed to determine the increase in water demand required by an 85,000 tonne per day scenario.
Power Studies — One important aspect of the Stability Agreement deals with the source and availability of electrical power for the Oyu Tolgoi project. During the quarter studies were initiated to look at the possibility of using Mongolian coal as a source of power generation for the Oyu Tolgoi project.
iii) Shivee Tolgoi earn-in agreement with Entrée Gold Inc.
On May 3, 2005, the Company announced the results of hole EGD006, collared five metres north of Entrée Gold-Ivanhoe Joint-venture boundary. Hole EGD006 intersected 216 metres, starting at a depth of 1,008 metres, grading 2.95% copper and 1.35 g/t gold (copper equivalent grade of 3.83%), including 110 metres grading 4.58% copper and 2.02% g/t gold (copper equivalent grade of 5.89%)
A total of four drill rigs are currently testing the possible strike extension of the Hugo North deposit with 150-metre to 450-metre step outs from the property boundary. Drill holes are targeting a deep, subtle induced polarization (“IP”) feature which may reflect the continuation of Hugo North mineralization. Recent drilling suggests that the northern extension of the deposit onto Entrée’s property is now subparallel to existing fault structures, such that the deposit extension is open indefinitely to the northeast rather than structurally cut off as previously believed.
b) Other Mongolian copper/gold exploration projects.
Various exploration work was performed in Q1’05 mainly on the Kharmagtai property and the Bronze Fox District. On April 26, 2005, the Company announced the completion of an IP survey and the intended diamond drilling to start in mid-May on various targets contained within the Bronze Fox District. The district currently contains four copper-gold prospects, the Bronze Fox, East Fox, West Fox and Tourmaline Hills prospects. The Bronze Fox District, discovered in 2004 through exploration efforts consisting of surface mapping, geophysics and extensive rock-chip sampling, is contained within a 14 kilometre-long corridor of alteration and mineralization located approximately 140 km northeast of the Oyu Tolgoi Project.
c) Mongolian coal projects.
Nariin Sukhait Coal Project — The Company’s objective is to formulate a multifaceted approach to fast-track the development of this resource. In February 2005, the Company

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
initiated a three rigs drilling program at the Nariin Sukhait Coal project. On April 26, 2005, the Company announced that two additional diamond drill rigs had been sent to the project in order to assist with the on-going resource-delineation drilling program on properties, 100% owned by the Company and located along the strike extensions of the operating Nariin Sukhait coal mine. The Nariin Sukhait coal mine is owned and operated by a Mongolian-Chinese joint venture company.
d) Other
i) China: Jinshan Gold Mines Inc (“Jinshan”).
On April 29, 2005, the management of Jinshan announced the release of an independently prepared assessment and technical report for Project 217. In February 2005, the measured and indicated resources for Project 217 contained 83 million tonnes grading 0.82 g/t gold (using a cut-off of 0.5 g/t gold and a gold price of $400 per ounce). In addition, Project 217 contains an estimated 37 million tonnes of inferred resources grading 0.89 g/t gold. Disclosure of a scientific or technical nature in this MD&A in respect of Project 217 was prepared under the supervision of Mario E. Rossi, an independent consultant with GeoSystems International Inc., Florida, U.S.A. and a qualified person under National Instrument 43-101. During the quarter, efforts continued to conduct engineering and metallurgical testing to determine the optimal open-pit mining scenarios and advance the project’s mine engineering studies towards a bulk-tonnage, low-grade, heap-leach gold mining operation.
Jinshan and the Company equally share a 96.5% ownership in Project 217. At the end of Q1’05, the Company also held 18.7 million common shares (38.5%) of Jinshan.
ii) Inner Mongolia, China: Ivanhoe Mines.
In January 2005, the Chinese Ministry of Land & Resources authorized the transfer of six exploration licences into Ivanhoe Mines’ Yahao joint venture. The joint venture also obtained from the Inner Mongolia provincial government a 30-year permanent Business Licence. Ivanhoe Mines has the right to earn interests ranging from 80% to 90% in mineral projects developed under the exploration and mining licences held by the Yahao joint venture.
The six exploration licences are evenly split among the following three projects: the Siwumuchang gold-silver project, the Whu Zhu Er Ga Shun copper-gold project and the Ba Ri Tu nan gold-silver project. Ivanhoe Mines also is maintaining its efforts to obtain approval from the local government authorities for the transfer of various exploration licences into the Oblaga joint venture.
iii) Australia: Cloncurry
In Q1’05 the Company announced the discovery of a new deposit of a potentially significant iron oxide copper-gold mineralization at the Swan prospect. The new

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
discovery, located 600 metres southwest of the former Mount Elliott gold and copper mine, has a 300-metre-wide by 400-metre-long magnetic anomaly signature. A total of six diamond drill holes, one of which reached a depth of at least 350 metres below surface, encountered chalcocite and gold mineralization. The mineralization is open-ended along strike and to depth. Ivanhoe Mines’ management believes that the area has excellent potential to host large-scale, high-grade iron oxide copper and gold deposits similar to the nearby Ernest Henry Mine , or the Olympic Dam Mine, in South Australia.
In 2005, Ivanhoe Mines is planning to recommence diamond drilling to further delineate the extent and grade of the underlying primary chalcocite and gold mineralization, and to conduct metallurgical testing on the supergene material to determine the heap-leach parameters of the near-surface, oxidized material.
Kazakhstan: Bakyrchik Project.
During Q1’05, a total of approximately 23,000 tonnes of material from the tailings pond was re-processed through gravity-table circuits, generating a total of approximately 247 tonnes of gold concentrate averaging approximately 60 grams of gold per tonne. During Q1’05 the project received proposals from different suppliers and contractors for the fabrication and installation of equipment and construction of the roasting plant. Construction for the rotary kiln process started during the quarter, including the purchase of approximately $1 million in equipment. Various inoperative structures were dismantled during the quarter and the steel and other usable material were recycled in building some parts of the new roasting plant infrastructure such as the cooling section and the ore preparation plant.
At the end of April 2005, following a meeting with all statutory agencies, the State Governor requested that all construction activities for the project be temporarily halted, pending the completion of a technical review by the East Kazakhstan Department of Environment Protection of the Ministry of Environment.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
B) INVESTMENT IN JOINT VENTURE
MONYWA COPPER PROJECT (S&K MINE), MYANMAR

	Three month period ended March 31,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2005	2004	(decrease)	2005	2004	(decrease)

Total tonnes moved (1)	Tonnes (000’s)	3,616	2,634	37%
Tonnes of ore to heap	Tonnes (000’s)	2,444	1,417	72%
Ore grade	CuCN %	0.62%	0.76%	(19%)
Strip ratio	Waste/Ore	0.40	0.76	(48%)
Cathode production	Tonnes	9,603	7,672	25%	4,802	3,836	25%
Tonnage sold	Tonnes	9,339	7,468	25%	4,670	3,734	25%
Average sale price received	US$/pound				$ 1.56	$ 1.20	29%
Sales	US$(000)				15,144	9,386	61%
Cost of operations	US$(000)				4,057	2,542	60%
Operating profit	US$(000)				9,456	5,559	70%
Cost of operations	US$/pound				$ 0.39	$ 0.31	28%

(1) Includes ore and waste material
Copper prices on the London Metal Exchange averaged $1.48 per pound in Q1’05, compared to $1.24 per pound in Q1’04.
Cathode production in Q1’05 totaled 9,603 tonnes, the highest rate achieved since inception, representing an annual throughput rate of 38,400 tonnes, an increase of 10% over Q4’04. Total tonnes moved in Q1’05 increased to compensate for the decrease in copper grades during the quarter and to reflect the October 2004 increase in copper cathode production capacity to 39,000 tonnes per year.
Unit cost of operations increased by 28% in Q1’05 compared to Q1’04. Approximately 60% of the total increase in operating costs is attributed to the increase in power costs and chemical costs. The remaining portion of the increase in costs is mainly attributable to higher diesel and explosives costs and higher commercial and import taxes.
The mine expansion plan to increase copper cathode production to 50,000 tonnes per year is currently anticipated to be put in place by mid 2006 and is subject to an expected 2006 upgrade of the mine’s power supply to 40 megawatts.
The second step of the plan, which is subject to a power supply of between 60 and 80 megawatts being made available, proposes to develop the Letpadaung deposit over a four year period. The proposed development will consist of the construction of three SX/EW modules, each with an annual capacity of 50,000 tonnes of copper cathode per year. Japanese, Korean and Chinese companies have made written expressions of interest in providing financing to fast-track the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
expansion of copper production from the S&K Mine and Letpadaung deposits. Financing discussions are ongoing between these companies and the management of the Monywa Copper Project, although there are no assurances that satisfactory negotiations will be concluded.
Currently, each phase of the expansion is expected to be funded from internally generated cash flows. The Monywa Copper Project also is considering external funding alternatives that would enable accelerated expansion.
C) DISCONTINUED OPERATIONS
SAVAGE RIVER MINE, TASMANIA
On February 28, 2005, the Company completed of the sale of its total investment and loans to the Savage River operations for two initial cash payments totaling $21.5 million, plus a series of contingent, annual payments based on the annual pellet price. The future payments will be made over five years, commencing March 2006. A 71.5% increase in the iron ore price benchmark for the 2005 year was announced at the end of February 2005. Based on this increase, the Company expects to receive by the end of March 2006, cumulative payments totaling approximately $44.0 million. In addition, if the 2005 newly increased pellet price benchmark and the Savage River pellet production are maintained over the following five years, the Company should receive additional payments totaling approximately $79 million. Total pellet production for 2005 is estimated to be approximately 2.0 million tonnes.
The financial results in Q1’05 only include the activities for the months of January and February 2005. In Q1’05 net income from the Savage River operations totaled $5.4 million compared to a net loss of $7.9 million in Q1’04. Sales revenue for the two month period in 2005 totaled $18.0 million compared to sales revenue of $18.4 million for the three month period in Q1’04. During January and February 2005, the mine sold approximately 30% of its entire metal production at spot market rates resulting in a 76% increase in the average unit sales price for the period.
D) ADMINISTRATIVE AND OTHER
General and administrative. The $0.4 million decrease in general and administrative expenditures in Q1’05 was primarily due to a $0.7 million decrease in stock-based compensation charges.
Foreign exchange gains. In 2005 and 2004, the Company maintained most of its cash resources in Canadian dollars. The majority of the foreign exchange loss in Q1’05 is attributable to the weakening of the Canadian dollar against the U.S. dollar.
Write-down of carrying value of long-term investment. In Q1’05 the Company marked to market the carrying value of its investment in Olympus Pacific Minerals Inc. resulting in a $1.4 million write-down in the investment.
Share of loss on significantly influenced investee. The $0.2 million share of loss on significant influenced investee represents the Company’s share of Jinshan’s net loss for the quarter.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Share Capital — At May 12, 2005, the Company had a total of 293.9 million common shares and the following purchase warrants outstanding:

Share purchase			Total number of
warrants outstanding	Maturity date	Exercise price	shares to be issued
7.125 million(1) 5.76 million (2)(3)	December 19, 2005 February 15, 2006	Cdn$12.50 per share $8.68 per share	7.125 million 0.576 million

(1)	Each warrant entitles the holder to acquire one common share.

(2)	Each 10 warrants entitle the holder to acquire one common share.

(3)	In 2005, the expiry date was extended from February, 2005 to February, 2006.
At May 12, 2005, the Company had a total of approximately 8.9 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$5.69. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.08 to Cdn$12.70 per share.
CASH RESOURCES AND LIQUIDITY
At March 31, 2005, consolidated working capital was $101.9 million, including cash of $91.8 million, compared with working capital of $133.6 million and cash of $112.5 million at December 31, 2004.
Operating activities. The $33.1 million in cash used in operating activities from continuing operations in Q1’05 was primarily the result of $24.4 million in exploration expenditures.
Investing activities. In Q1’05, a total of $9.9 million in cash was generated from investing activities from continuing operations, the net result of $15 million proceeds received from the sale of the Savage River operations less $3 million in equipment acquisitions for the Mongolia and Bakyrchik projects.
Financing activities. Financing activities from continuing operations in Q1’05 consisted mainly of net proceeds totaling $0.9 million from exercise of stock options.
The Company’s existing cash resources, together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the Company’s current and planned activities into the third quarter of 2005. Following completion of the Integrated Development Plan, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Southern Oyu deposits.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are exhausted. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities for the second half of 2005 and thereafter.
Proceeds received from the sale of the Savage River mine will be used to supplement the funding of the Company’s ongoing activities at Oyu Tolgoi, although there can be no assurance that these funds, if and when received, will be sufficient to meet all of the Company’s funding requirements.
The Company expects to fund additional planned expenditures for the second half of 2005 and beyond from external sources, which may include debt or equity financing, proceeds from the sale of existing non-core assets, third-party participation in one or more of the Company’s projects, or a combination thereof. There can be no assurance that the Company will be successful in generating sufficient funds from any of these sources. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities in 2005, and thereafter. Over the long term, the Company will need to obtain additional funding for, or third-party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi Project, the Company’s other Mongolian exploration projects, its Chinese and Australian exploration projects and the Bakyrchik project) to bring them into full production.
CONTRACTUAL OBLIGATIONS and OFF BALANCE SHEET ARRANGEMENTS
As of March 31, 2005, except for the reduction in Savage River’s contractual obligations resulting from the sale of this operation in February 2005, there were no significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2004.
At the end of March 2005, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.
CRITICAL ACCOUNTING ESTIMATES and RECENT ACCOUNTING PRONOUNCEMENTS
The preparation of financial statements in conformity with U.S. GAAP requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain. The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are summarized within Note 1 to the consolidated financial statements for the three months ended March 31, 2005.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Commencing in the first quarter of 2005, Ivanhoe Mines changed its accounting policy with respect to stripping costs to comply with the consensus reached by the EITF. This change has been applied retrospectively by restating prior period financial statements. In 2004 and prior years, Ivanhoe Mines deferred or accrued stripping costs incurred during production, as appropriate, and charged these costs to operations on the basis of the estimated average stripping ratio for each mine area. The effect of this change was to increase the deficit at January 1, 2004 by $7,628,000, to increase the net loss for the year ended December 31, 2004 by $7,889,000 ($0.03 per share) and to decrease assets of discontinued operations and investment in joint venture at December 31, 2004 by $13,973,000 and $1,544,000 respectively. The net loss for the three months ended March 31, 2004 was also increased by $4,521,000 ($0.02 per share) as a result of this change.
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2004.
RELATED-PARTY TRANSACTIONS
The Company’s related-party transactions are substantially unchanged form the disclosure in its MD&A for the year ended December 31, 2004.
OVERSIGHT ROLE OF THE AUDIT COMMITTEE
The Audit Committee reviews, with management and the external auditors, the Company’s quarterly MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS
I, Robert M. Friedland, Chief Executive Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ended March 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: March 30, 2006

/s/ Robert M. Friedland Robert M. Friedland
Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS
I, Peter Meredith, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ended March 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: March 30, 2006

/s/ Peter Meredith Peter Meredith
Chief Financial Officer
Ivanhoe Mines Ltd.

March 31, 2006

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Securities Registry, Government of the Northwest Territories
Securities Registry, Government of Nunavut
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Registrar of Securities, Government of the Yukon Territory
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, P.E.I.
Securities Division, Department of Justice, Newfoundland

Toronto Stock Exchange
Dear Sir or Madam :

Re:	June 30, 2005 second quarter financial statements, Management’s Discussion and Analysis and Certificates
The Company is refilling its second quarter financial statements, Management’s Discussion and Analysis and Certificates, which were previously filed under SEDAR project numbers 817004, 816993 and 816986.
The second quarter financial documents are being re-filed to reflect the Company’s adoption of U.S. GAAP.
Yours truly,
IVANHOE MINES LTD.
per:
/s/ Allison Snetsinger
Allison Snetsinger
Corporate Manager

SECOND QUARTER REPORT
JUNE 30, 2005
(Prepared in accordance with United States of America generally accepted accounting principles)

ITEM 1.	Financial Statements

Unaudited Consolidated Balance Sheets at June 30, 2005 and December 31, 2004

Unaudited Consolidated Statements of Operations for the Three and Six Month Periods ended June 30, 2005 and 2004

Unaudited Consolidated Statement of Shareholders’ Equity for the Six Month Period ended June 30, 2005

Unaudited Consolidated Statements of Cash Flows for the Three and Six Month Periods ended June 30, 2005 and 2004

Notes to the Unaudited Consolidated Financial Statements

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	June 30,	December 31,
	2005	2004

(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents (Note 3)	$183,773	$112,478
Accounts receivable (Note 2)	19,520	6,552
Inventories	2,245	2,192
Prepaid expenses	1,602	1,196
Other current assets	3,000	3,000
Current assets of discontinued operations (Note 2)	—	36,636

TOTAL CURRENT ASSETS	210,140	162,054
INVESTMENT IN JOINT VENTURE	132,414	126,911
LONG-TERM INVESTMENTS (Note 4)	25,663	19,160
PROPERTY, PLANT AND EQUIPMENT	62,437	54,434
DEFERRED INCOME TAXES	245	318
OTHER ASSETS	4,930	3,764
NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS (Note 2)	—	9,627

TOTAL ASSETS	$435,829	$376,268

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$14,832	$14,412
Current liabilities of discontinued operations (Note 2)	—	14,082

TOTAL CURRENT LIABILITIES	14,832	28,494

LOANS PAYABLE TO RELATED PARTIES (Note 5)	5,088	5,088
DEFERRED INCOME TAXES	394	476
ASSET RETIREMENT OBLIGATIONS	5,402	5,267
NON-CURRENT LIABILITIES OF DISCONTINUED OPERATIONS (Note 2)	—	26,380

TOTAL LIABILITIES	25,716	65,705

MINORITY INTERESTS	2,712	3,713

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
313,906,653 (2004 – 292,870,998) common shares	991,081	868,606
ADDITIONAL PAID-IN CAPITAL	19,140	16,283
ACCUMULATED OTHER COMPREHENSIVE INCOME	11,753	2,879
DEFICIT	(614,573)	(580,918)

TOTAL SHAREHOLDERS’ EQUITY	407,401	306,850

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$435,829	$376,268

APPROVED BY THE BOARD:

Director	Director

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

(Unaudited)

OPERATING EXPENSES
Exploration	$(33,829)	$(24,811)	$(58,235)	$(45,547)
General and administrative	(5,927)	(4,783)	(10,712)	(9,956)
Interest	(88)	(71)	(177)	(143)
Depreciation	(806)	(535)	(1,219)	(997)
Mining property care and maintenance costs	(899)	(829)	(1,751)	(1,875)

OPERATING LOSS	(41,549)	(31,029)	(72,094)	(58,518)

OTHER INCOME (EXPENSES)
Share of income from joint venture	7,839	6,084	15,512	10,299
Interest income	668	211	1,263	621
Foreign exchange gains (losses)	1,692	(1,365)	1,123	(3,108)
Share of loss of significantly influenced investees	(382)	(856)	(621)	(1,254)
Gain on sale of long-term investments (Note 4 (a))	115	3,275	115	4,523
Write-down of carrying value of long-term investments (Note 4 (a))	—	—	(1,438)	—

LOSS BEFORE TAXES AND OTHER ITEMS	(31,617)	(23,680)	(56,140)	(47,437)
Provision for income and capital taxes	(74)	(90)	(130)	(244)
Minority interests	575	637	1,001	756

NET LOSS FROM CONTINUING OPERATIONS	(31,116)	(23,133)	(55,269)	(46,925)
NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS (Note 2)	5,941	2,165	21,614	(5,692)

NET LOSS	$(25,175)	$(20,968)	$(33,655)	$(52,617)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE FROM
CONTINUING OPERATIONS	$(0.10)	$(0.09)	$(0.18)	$(0.17)
DISCONTINUED OPERATIONS	0.02	0.01	0.07	(0.02)

	$(0.08)	$(0.08)	$(0.11)	$(0.19)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	298,467	271,805	295,905	271,588

IVANHOE MINES LTD.
Consolidated Statement of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

				Accumulated
	Share Capital		Additional	Other
	Number		Paid-In	Comprehensive
	of Shares	Amount	Capital	Income	Deficit	Total

Balances, December 31, 2004	292,870,998	$868,606	$16,283	$2,879	$(580,918)	$306,850
Net loss	—	—	—	—	(33,655)	(33,655)
Other comprehensive income	—	—	—	8,874	—	8,874

Comprehensive loss						(24,781)

Shares issued for:
Private placement, net of issue costs of $6,084	19,750,000	119,812	—	—	—	119,812
Exercise of stock options	1,227,672	2,246	(832)	—	—	1,414
Other capital assets purchased (Note 8 (a))	50,000	362	—	—	—	362
Share purchase plan	7,983	55	—	—	—	55
Stock compensation charged to operations	—	—	3,689	—	—	3,689

Balances, June 30, 2005	313,906,653	$991,081	$19,140	$11,753	$(614,573)	$407,401

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

(Unaudited)

OPERATING ACTIVITIES
Net loss from continuing operations	$(31,116)	$(23,133)	$(55,269)	$(46,925)
Items not involving use of cash
Depreciation	806	535	1,219	997
Stock-based compensation	2,173	1,445	3,689	3,632
Accretion expense	89	(14)	178	59
Non-cash exploration expense recovery	—	(3,248)	—	(3,248)
Unrealized foreign exchange gains	(1,773)	372	(1,260)	711
Share of income from joint venture, net of cash distribution	2,161	(6,084)	(5,512)	(10,299)
Share of loss of significantly influenced investees	382	856	621	1,254
Gain on sale of long-term investments (Note 4 (a))	(115)	(3,275)	(115)	(4,523)
Write-down of carrying value of long-term investments (Note 4 (a))	—	—	1,438	—
Deferred income taxes	(5)	(2)	(9)	117
Minority interests	(575)	(637)	(1,001)	(756)
Net change in non-cash operating working capital items (Note 8 (c))	4,494	4,793	(564)	4,976

Cash used in operating activities of continuing operations	(23,479)	(28,392)	(56,585)	(54,005)
Cash provided by operating activities of discontinued operations	—	4,248	2,592	3,316

Cash used in operating activities	(23,479)	(24,144)	(53,993)	(50,689)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	—	—	15,000	—
Purchase of long-term investments (Note 4 (b))	(4,110)	—	(4,110)	—
Proceeds from sale of long-term investments	4,539	—	4,539	2,461
Proceeds from sale of property, plant and equipment	—	460	—	460
Expenditures on property, plant and equipment	(5,728)	(1,059)	(8,860)	(22,973)
(Expenditures on) proceeds from other assets	(1,361)	60	(1,238)	60
Other	(1)	(3,020)	(2,078)	(3,865)

Cash (used in) provided by investing activities of continuing operations	(6,661)	(3,559)	3,253	(23,857)
Cash used in investing activities of discontinued operations	—	(853)	(502)	(1,646)

Cash (used in) provided by investing activities	(6,661)	(4,412)	2,751	(25,503)

FINANCING ACTIVITIES
Issue of share capital	120,346	248	121,281	431

Cash provided by financing activities of continuing operations	120,346	248	121,281	431
Cash used in financing activities of discontinued operations	—	(46)	(37)	(60)

Cash provided by financing activities	120,346	202	121,244	371

EFFECT OF EXCHANGE RATE CHANGES ON CASH	1,801	(556)	1,293	(950)

NET CASH INFLOW (OUTFLOW)	92,007	(28,910)	71,295	(76,771)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	91,766	57,655	112,478	105,516

CASH AND CASH EQUIVALENTS, END OF PERIOD	$183,773	$28,745	$183,773	$28,745

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$28,324	$19,577	$28,324	$19,577
Short-term money market instruments	155,449	9,168	155,449	9,168

	$183,773	$28,745	$183,773	$28,745

Supplementary cash flow information (Note 8)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). In the case of Ivanhoe Mines Ltd. (the “Company”), U.S. GAAP differs in certain respects from accounting principles generally accepted in the Canada (“Canadian GAAP”) as explained in Note 9.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2005 and for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year. For purposes of these financial statements, the Company and its subsidiaries and joint venture are collectively referred to as “Ivanhoe Mines”.

The significant accounting policies used in these consolidated financial statements are as follows:
(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company are Ivanhoe Mines Mongolia Inc. (B.V.I.), Ivanhoe Mines China (B.V.I.), Ivanhoe Cloncurry Mines Pty Ltd (Australia), and their respective subsidiaries, and Bakyrchik Mining Venture (Kazakhstan) (70% owned) (“BMV”).

Ivanhoe Mines’ investment in Asia Gold Corp. (“Asia Gold”) (B.C., Canada) (47% owned) remains consolidated at June 30, 2005 due to Ivanhoe Mines having control over the operating, financing and strategic decisions of Asia Gold.

Ivanhoe Mines’ investment in Myanmar Ivanhoe Copper Company Limited (“JVCo”) (Myanmar) (50% owned), which is subject to joint control, is accounted for using the equity method.

All intercompany transactions and balances have been eliminated, where appropriate.

Variable Interest Entities (“VIE’s”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003) (“FIN 46R”) “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(b)	Measurement uncertainties

Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among other things, the recoverability of accounts receivable and investments, the proven and probable ore reserves, the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the provision for income taxes and composition of deferred income tax assets and deferred income tax liabilities, the expected economic lives of and the estimated future operating results and net cash flows from property, plant and equipment, and the anticipated costs and timing of asset retirement obligations.

(c)	Foreign currencies

The Company considers the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

(d)	Cash and cash equivalents

Cash and cash equivalents include short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding 90 days.

(e)	Inventories

Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

(f)	Long-term investments

Long-term investments in companies in which Ivanhoe Mines has voting interests of 20% to 50%, or where Ivanhoe Mines has the ability to exercise significant influence, are accounted for using the equity method. Under this method, Ivanhoe Mines’ share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

The other long-term investments are classified as “available-for-sale” investments. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of shareholders’ equity, unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income in the period. Realized gains and losses from the sale of these investments are included in income in the period.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(g)	Exploration and development

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Exploration costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

(h)	Property, plant and equipment

Property, plant and equipment are carried at cost (including development and preproduction costs, capitalized interest, other financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues), less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis, using estimated proven and probable reserves as the depletion basis.

Property, plant and equipment are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over one to twenty years).

Capital works in progress are not depreciated until the capital asset has been put into operation.

Ivanhoe Mines reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with values beyond proven and probable reserves. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)	Stripping costs

On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Commencing in the first quarter of 2005, Ivanhoe Mines changed its accounting policy with respect to stripping costs to comply with the consensus reached by the EITF. This change has been applied retrospectively by restating prior period financial statements. In 2004 and prior years, Ivanhoe Mines deferred or accrued stripping costs incurred during production, as appropriate, and charged these costs to operations on the basis of the estimated average stripping ratio for each mine area. The effect of this change was to increase the deficit at January 1, 2004 by $7,628,000, to increase the net loss for the year ended December 31, 2004 by $7,889,000 ($0.03 per share) and to decrease assets of discontinued operations and investment in joint venture at December 31, 2004 by $13,973,000 and $1,544,000 respectively. The net loss for the three and six month periods ended June 30, 2004 were also increased by $1,544,000 ($0.01 per share) and $6,065,000 ($0.02 per share), respectively, as a result of this change.

(j)	Asset retirement obligations

Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

(k)	Revenue recognition

Revenue at JVCo from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Revenue from copper cathode includes provisional pricing arrangements accounted for as embedded derivative instruments under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended.

(l)	Stock-based compensation

The Company has an Employees’ and Directors’ Equity Incentive Plan. The Company records compensation expense using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”. Accordingly, the fair value of stock options at the date of grant is amortized to operations, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital are transferred to share capital.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(m)	Deferred income taxes

The Company computes income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 requires that the provision for deferred income taxes be based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.

(n)	Loss per share

The Company follows SFAS No. 128, “Earnings Per Share”, which requires the presentation of basic and diluted earnings per share. The basic loss per share is computed by dividing the net loss attributable to common stock by the weighted average number of common shares and Special Warrants outstanding during the year. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. The effect of potentially dilutive stock options and share purchase warrants was antidilutive in the periods ending June 30, 2005 and 2004.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
2. DISCONTINUED OPERATIONS
In November 2004, the Company adopted a plan to dispose of the Savage River Iron Ore Project (the “Project”). This decision was part of the Company’s plan to rationalize its non-core assets as it focuses on the Oyu Tolgoi project in Mongolia. In February 2005, Ivanhoe Mines sold the Project for two initial payments totalling $21.5 million, plus a series of contingent, annual payments based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.
Ivanhoe Mines received the first initial payment of $15.0 million on February 28, 2005. The second payment of $6.5 million is due on or before January 31, 2006 and is included in accounts receivable at June 30, 2005.
The future payments will be made over five years commencing March 2006. These payments will be calculated at an initial rate of $1.00 per tonne of iron ore pellets if the annual benchmark pellet price exceeds $30 per tonne, and will escalate to a maximum of $16.50 per tonne of iron ore pellets if the annual price exceeds $80 per tonne. At June 30, 2005, Ivanhoe Mines has also included in accounts receivable an amount of $5.9 million based on the tonnes of ore sold during the quarter ended June 30, 2005 and the escalating price formula.
The following table presents summarized financial information related to discontinued operations:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

REVENUE	$—	$21,079	$18,031	$39,445
COST OF OPERATIONS	—	(18,189)	(11,965)	(43,821)
DEPRECIATION AND DEPLETION	—	(376)	—	(634)

OPERATING PROFIT (LOSS)	—	2,514	6,066	(5,010)
EXPENSES
General and administrative	—	(14)	(4)	(24)
Interest expense	—	(260)	(203)	(497)

INCOME (LOSS) BEFORE THE FOLLOWING	—	2,240	5,859	(5,531)
Interest income	—	62	16	115
Foreign exchange gain (loss)	—	278	(285)	160
Other expense	—	(438)	(191)	(491)

INCOME (LOSS) BEFORE INCOME TAXES	—	2,142	5,399	(5,747)
Recovery of income taxes	—	23	7	55

NET INCOME	—	2,165	5,406	(5,692)
Contingent Income	5,941	—	5,941	—
Gain on sale of ABM	—	—	10,267	—

NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS	$5,941	$2,165	$21,614	$(5,692)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
3. CASH AND CASH EQUIVALENTS
Cash and cash equivalents at June 30, 2005 included Asia Gold’s cash and cash equivalents balance of $5.1 million (December 31, 2004: $8.2 million) which was not available for Ivanhoe Mines’ general corporate purposes.
4. LONG-TERM INVESTMENTS
(a)	During the three months ended March 31, 2005, the share price of Olympus Pacific Minerals Inc. (“Olympus”) deteriorated with the result that the market value of Ivanhoe Mines’ investment in Olympus decreased significantly below carrying value. Accordingly, the Company recorded an impairment provision of $1,438,000 reducing the carrying value of this investment to $4,424,000.

In May 2005, Ivanhoe Mines sold its investment in Olympus, generating proceeds of $4,539,000. This transaction resulted in a gain on sale of $115,000.

(b)	During the three months ended June 30, 2005, Ivanhoe Mines exercised its 4.6 million share purchase warrants of Entrée Gold Inc. (“Entrée”) to acquire 4.6 million common shares at a cost of $4,111,000 (Cdn$5,060,000).

In July 2005, Ivanhoe Mines acquired an additional 1.2 million units in Entrée at a cost of $2,199,000 (Cdn$2,718,000). Each unit consists of one Entrée common share and two share purchase warrants. As a result of these transactions, Ivanhoe Mines now owns 16.4% of Entrée’s issued and outstanding share capital.
5. LOANS PAYABLE TO RELATED PARTIES
These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111,055,000 from the sale of the Savage River Project.
6. SHARE CAPITAL
During the six months ended June 30, 2005, 750,000 options were granted.These options have a weighted average exercise price of Cdn$8.66, lives of five years and vest over periods ranging from one to four years. The weighted average fair value of the options issued was estimated at Cdn$5.01 per share option at the grant date using the Black-Scholes pricing model. The option valuation was based on an average expected option life of five years, a risk-free interest rate of 3.74%, a dividend yield of nil% and an expected volatility of 61.2%.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
7. SEGMENTED INFORMATION
THREE MONTHS ENDED JUNE 30, 2005

	Exploration	Corporate	Consolidated

Operating Expenses
Exploration	$(33,829)	—	$(33,829)
General and administrative	—	(5,927)	(5,927)
Interest	(31)	(57)	(88)
Depreciation	(794)	(12)	(806)
Mining property care and maintenance costs	—	(899)	(899)

Operating loss	(34,654)	(6,895)	(41,549)
Other income (expenses)
Share of income from joint venture	—	7,839	7,839
Interest income	61	607	668
Foreign exchange (losses) gains	(79)	1,771	1,692
Share of loss of significantly influenced investees	—	(382)	(382)
Gain on sale of long-term investments	—	115	115

Loss before taxes and other items	(34,672)	3,055	(31,617)
Provision for income and capital taxes	(45)	(29)	(74)
Minority interests	575	—	575

Net loss from continuing operations	$(34,142)	$3,026	$(31,116)

Expenditures on property, plant and equipment	$4,941	$787	$5,728

Total assets
Continuing operations	$92,711	$343,118	$435,829
Discontinued operations	—	—	—

	$92,711	$343,118	$435,829

THREE MONTHS ENDED JUNE 30, 2004

	Exploration	Corporate	Consolidated

Operating expenses
Exploration	$(24,811)	—	$(24,811)
General and administrative	—	(4,783)	(4,783)
Interest	(27)	(44)	(71)
Depreciation	(523)	(12)	(535)
Mining property care and maintenance costs	—	(829)	(829)

Operating loss	(25,361)	(5,668)	(31,029)
Other income (expenses)
Share of income from joint venture	—	6,084	6,084
Interest income	90	121	211
Foreign exchange losses	(654)	(711)	(1,365)
Share of loss of significantly influenced investees	—	(856)	(856)
Gain on sale of long-term investments	—	3,275	3,275

Loss before taxes and other items	(25,925)	2,245	(23,680)
Provision for income and capital taxes	(30)	(60)	(90)
Minority interests	637	—	637

Net loss from continuing operations	$(25,318)	$2,185	$(23,133)

Expenditures on property, plant and equipment	$826	$233	$1,059

Total assets
Continuing operations	$73,782	$204,547	$278,329
Discontinued operations	—	30,121	30,121

	$73,782	$234,668	$308,450

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
7. SEGMENTED INFORMATION (Continued)
SIX MONTHS ENDED JUNE 30, 2005

	Exploration	Corporate	Consolidated

Operating expenses
Exploration	$(58,235)	—	$(58,235)
General and administrative	—	(10,712)	(10,712)
Interest	(62)	(115)	(177)
Depreciation	(1,207)	(12)	(1,219)
Mining property care and maintenance costs	—	(1,751)	(1,751)

Operating loss	(59,504)	(12,590)	(72,094)
Other income (expenses)
Share of income from joint venture	—	15,512	15,512
Interest income	107	1,156	1,263
Foreign exchange gain (loss)	(167)	1,290	1,123
Share of loss of significantly influenced investees	—	(621)	(621)
Gain on sale of long-term investments	—	115	115
Write-down of carrying value of long-term investment	—	(1,438)	(1,438)

Loss before taxes and other items	(59,564)	3,424	(56,140)
Provision for income and capital taxes	(72)	(58)	(130)
Minority interests	1,001	—	1,001

Net loss from continuing operations	$(58,635)	$3,366	$(55,269)

Expenditures on property, plant and equipment	$7,274	$1,948	$9,222

Total assets
Continuing operations	$92,711	$343,118	$435,829
Discontinued operations	—	—	—

	$92,711	$343,118	$435,829

SIX MONTHS ENDED JUNE 30, 2004

	Exploration	Corporate	Consolidated

Operating expenses
Exploration	$(45,547)	$—	$(45,547)
General and administrative	—	(9,956)	(9,956)
Interest	(56)	(87)	(143)
Depreciation	(985)	(12)	(997)
Mining property care and maintenance costs	—	(1,875)	(1,875)

Operating loss	(46,588)	(11,930)	(58,518)
Other income (expenses)
Share of income from joint venture	—	10,299	10,299
Interest income	131	490	621
Foreign exchange losses	(860)	(2,248)	(3,108)
Share of loss of significantly influenced investees	—	(1,254)	(1,254)
Gain on sale of long-term investments	—	4,523	4,523

Loss before taxes and other items	(47,317)	(120)	(47,437)
Provision for income and capital taxes	(45)	(199)	(244)
Minority interests	756	—	756

Net loss from continuing operations	$(46,606)	$(319)	$(46,925)

Expenditures on property, plant and equipment	$2,573	$400	$2,973

Total assets
Continuing operations	$73,782	$204,547	$278,329
Discontinued operations	—	30,121	30,121

	$73,782	$234,668	$308,450

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
8. SUPPLEMENTARY CASH FLOW INFORMATION
(a)	During the six months ended June 30, 2005, 50,000 common shares of the Company were issued as consideration for the purchase of certain exploration equipment valued at $362,000.

(b)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Interest paid	$—	$—	$—	$—
Income and capital taxes paid	253	98	277	169
(c)	Net change in non-cash operating working capital items:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

(Increase) decrease in:
Accounts receivable	$(1,383)	$(2,575)	$(526)	$(3,519)
Inventories	(405)	194	(53)	95
Prepaid expenses	92	62	(406)	(261)
Other current assets	23	108	—	2,107
Increase in:
Accounts payable and accrued liabilities	6,167	7,004	421	6,554

	$4,494	$4,793	$(564)	$4,976

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
As indicated in Note 1, these consolidated financial statements have been prepared in accordance with U.S. GAAP, which, in the case of the Company, conform in all material respects with Canadian GAAP, except as set forth below.

	June 30,	June 30,	December 31,	December 31,
	2005	2005	2004	2004
		(As previously		(As previously
		reported under		reported under
	(U.S. GAAP)	Canadian GAAP)	(U.S. GAAP)	Canadian GAAP)
	(a)	(a)	(a)	(a)
ASSETS

CURRENT
Cash and cash equivalents	$183,773	$197,134	$112,478	$122,577
Accounts receivable	19,520	21,420	6,552	10,286
Broken ore on leach pads	—	10,852	—	9,929
Inventories	2,245	6,174	2,192	5,575
Prepaid expenses	1,602	4,668	1,196	2,996
Other current assets	3,000	3,118	3,000	3,117
Current assets of discontinued operations	—	—	36,636	36,636

TOTAL CURRENT ASSETS	210,140	243,366	162,054	191,116
INVESTMENT IN JOINT VENTURE (a)	132,414	—	126,911	—
LONG-TERM INVESTMENTS (e)	25,663	13,910	19,160	16,281
PROPERTY, PLANT AND EQUIPMENT (d)	62,437	198,646	54,434	191,824
DEFERRED INCOME TAXES	245	607	318	782
OTHER ASSETS	4,930	6,519	3,764	5,333
DEFERRED RECOVERABLE AMOUNT ON SALE OF ASSETS	—	2,616	—	—
NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS (b) and (c)	—	—	9,627	29,320

TOTAL ASSETS	$435,829	$465,664	$376,268	$434,656

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$14,832	$26,476	$14,412	$24,764
Current portion of long-term debt	—	3,750	—	7,500
Current liabilities of discontinued operations	—	—	14,082	14,082

TOTAL CURRENT LIABILITIES	14,832	30,226	28,494	46,346

LOANS PAYABLE TO RELATED PARTIES	5,088	5,088	5,088	5,088
DEFERRED INCOME TAXES (c)	394	12,639	476	12,788
ASSET RETIREMENT OBLIGATIONS	5,402	9,909	5,267	9,636
OTHER LIABILITIES	—	1,188	—	1,404
NON-CURRENT LIABILITIES OF DISCONTINUED OPERATIONS	—	—	26,380	26,380

TOTAL LIABILITIES	25,716	59,050	65,705	101,642

MINORITY INTERESTS	2,712	2,712	3,713	3,713

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (b)	991,081	996,011	868,606	873,536
ADDITIONAL PAID-IN CAPITAL	19,140	14,930	16,283	12,073
ACCUMULATED OTHER COMPREHENSIVE INCOME (f)	11,753	—	2,879	—
DEFICIT	(614,573)	(607,039)	(580,918)	(556,308)

TOTAL SHAREHOLDERS’ EQUITY	407,401	403,902	306,850	329,301

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$435,829	$465,664	$376,268	$434,656

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Three months ended June 30,		Three months ended June 30,
	2005	2005	2004	2004
		(As previously		(As previously
		reported under		reported under
		Canadian		Canadian
	(U.S. GAAP)	GAAP)	(U.S. GAAP)	GAAP)
	(a)	(a)	(a)	(a)
REVENUE	$—	$15,614	$—	$10,808
COST OF OPERATIONS	—	(4,026)	—	(2,792)
DEPRECIATION	—	(1,325)	—	(1,276)

OPERATING PROFIT	—	10,263	—	6,740

OPERATING EXPENSES
Exploration	(33,829)	(33,828)	(24,811)	(24,810)
General and administrative	(5,927)	(6,013)	(4,783)	(4,892)
Interest	(88)	(214)	(71)	(275)
Depreciation	(806)	(806)	(535)	(535)
Mining property care and maintenance costs	(899)	(899)	(829)	(829)

OPERATING LOSS	(41,549)	(31,497)	(31,029)	(24,601)

OTHER INCOME (EXPENSES)
Share of income from joint venture	7,839	—	6,084	—
Interest income	668	766	211	213
Foreign exchange gains	1,692	1,670	(1,365)	(1,365)
Share of loss of significantly influenced investees	(382)	(382)	(856)	(856)
Gain on sale of long-term investments	115	115	3,275	3,275

LOSS BEFORE TAXES AND OTHER ITEMS	(31,617)	(29,328)	(23,680)	(23,334)
Provision for income and capital taxes	(74)	(2,362)	(90)	(438)
Minority interests	575	575	637	637

NET LOSS FROM CONTINUING OPERATIONS	(31,116)	(31,115)	(23,133)	(23,135)
NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS (c) and (h)	5,941	—	2,165	1,421

NET LOSS	$(25,175)	$(31,115)	$(20,968)	$(21,714)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE FROM
CONTINUING OPERATIONS	$(0.10)	$(0.10)	$(0.09)	$(0.09)
DISCONTINUED OPERATIONS	0.02	—	0.01	0.01

	$(0.08)	$(0.10)	$(0.08)	$(0.08)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	298,467	298,467	271,805	271,805

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Six months ended June 30,		Six months ended June 30,
	2005	2005	2004	2004
		(As previously		(As previously
		reported under		reported under
		Canadian		Canadian
	(U.S. GAAP)	GAAP)	(U.S. GAAP)	GAAP)
	(a)	(a)	(a)	( a )
REVENUE	$—	$30,758	$—	$20,194
COST OF OPERATIONS	—	(8,083)	—	(5,333)
DEPRECIATION	—	(2,956)	—	(2,561)

OPERATING PROFIT	—	19,719	—	12,300

OPERATING EXPENSES
Exploration	(58,235)	(58,233)	(45,547)	(45,545)
General and administrative	(10,712)	(10,929)	(9,956)	(10,234)
Interest	(177)	(465)	(143)	(574)
Depreciation	(1,219)	(1,219)	(997)	(997)
Mining property care and maintenance costs	(1,751)	(1,751)	(1,875)	(1,875)

OPERATING LOSS	(72,094)	(52,878)	(58,518)	(46,925)

OTHER INCOME (EXPENSES)
Share of income from joint venture	15,512	—	10,299	—
Interest income	1,263	1,427	621	624
Foreign exchange gains	1,123	988	(3,108)	(3,168)
Share of loss of significantly influenced investees	(621)	(621)	(1,254)	(1,254)
Gain on sale of long-term investments	115	115	4,523	4,523
Write-down of carrying value of long-term investments	(1,438)	(1,438)	—	—

LOSS BEFORE TAXES AND OTHER ITEMS	(56,140)	(52,407)	(47,437)	(46,200)
Provision for income and capital taxes	(130)	(3,863)	(244)	(1,482)
Minority interests	1,001	1,001	756	756

NET LOSS FROM CONTINUING OPERATIONS	(55,269)	(55,269)	(46,925)	(46,926)
NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS (c) and (h)	21,614	4,538	(5,692)	(7,181)

NET LOSS	$(33,655)	$(50,731)	$(52,617)	$(54,107)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE FROM
CONTINUING OPERATIONS	$(0.18)	$(0.19)	$(0.17)	$(0.17)
DISCONTINUED OPERATIONS	0.07	0.02	(0.02)	(0.03)

	$(0.11)	$(0.17)	$(0.19)	$(0.20)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	295,905	295,905	271,588	271,588

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Three Months Ended June 30,		Three Months Ended June 30,
	2005	2005	2004	2004
		(As previously		(As previously
		reported under		reported under
	(U.S. GAAP)	Canadian GAAP)	(U.S. GAAP)	Canadian GAAP)
	(a)	(a)	(a)	(a)

OPERATING ACTIVITIES
Net loss	$(31,116)	$(31,115)	$(23,133)	$(23,135)
Items not involving use of cash
Depreciation	806	2,131	535	1,811
Stock-based compensation	2,173	2,175	1,445	1,445
Accretion expense	89	158	(14)	673
Non-cash exploration expense recovery	—	—	(3,248)	(3,248)
Unrealized foreign exchange gains	(1,773)	(756)	372	(10)
Share of earnings from joint venture, net of cash distribution	2,161	—	(6,084)	—
Share of loss of significantly influenced investees	382	382	856	856
Gain on sale of long-term investments	(115)	(115)	(3,275)	(3,275)
Deferred income taxes	(5)	(6)	(2)	(120)
Minority interests	(575)	(575)	(637)	(637)
Decrease in non-current portion of royalty payable	—	(108)	—	(123)
Net change in non-cash operating working capital items	4,494	5,986	4,793	337

Cash used in operating activities of continuing operations	(23,479)	(21,843)	(28,392)	(25,426)
Cash provided by operating activities of discontinued operations	—	—	4,248	4,024

Cash used in operating activities	(23,479)	(21,843)	(24,144)	(21,402)

INVESTING ACTIVITIES
Purchase of long-term investments	(4,110)	(4,111)	—	—
Proceeds from sale of long-term investments	4,539	4,539	—	—
Proceeds from sale of property, plant and equipment	—	—	460	460
Expenditures on property, plant and equipment	(5,728)	(6,710)	(1,059)	(2,173)
(Expenditures on) proceeds from other assets	(1,361)	(1,428)	60	48
Other	(1)	—	(3,020)	(3,020)

Cash used in investing activities on continuing operations	(6,661)	(7,710)	(3,559)	(4,685)
Cash used in investing activities of discontinued operations	—	—	(853)	(731)

Cash used in investing activities	(6,661)	(7,710)	(4,412)	(5,416)

FINANCING ACTIVITIES
Issue of share capital	120,346	120,344	248	248

Cash provided by financing activities of continuing operations	120,346	120,344	248	248
Cash used in financing activities of discontinued operations	—	—	(46)	(46)

Cash provided by financing activities	120,346	120,344	202	202

EFFECT OF EXCHANGE RATE CHANGES ON CASH	1,801	783	(556)	(556)

NET CASH INFLOW (OUTFLOW)	92,007	91,574	(28,910)	(27,172)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	91,766	105,560	57,655	59,087

CASH AND CASH EQUIVALENTS, END OF PERIOD	$183,773	$197,134	$28,745	$31,915

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$28,324	$41,685	$19,577	$22,747
Short-term money market instruments	155,449	155,449	9,168	9,168

	$183,773	$197,134	$28,745	$31,915

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Six Months Ended June 30,		Six Months Ended June 30,
	2005	2005	2004	2004
		(As previously		(As previously
		reported under		reported under
	(U.S. GAAP)	Canadian GAAP)	(U.S. GAAP)	Canadian GAAP)
	(a)	(a)	(a)	(a)
OPERATING ACTIVITIES
Net loss	$(55,269)	$(55,269)	$(46,925)	$(46,926)
Items not involving use of cash
Depreciation	1,219	4,175	997	3,558
Stock-based compensation	3,689	3,691	3,632	3,632
Accretion expense	178	315	59	804
Non-cash exploration expense recovery	—	—	(3,248)	(3,248)
Unrealized foreign exchange gains	(1,260)	(1,255)	711	260
Share of income from joint venture, net of cash distribution	(5,512)	—	(10,299)	—
Share of loss of significantly influenced investees	621	621	1,254	1,254
Gain on sale of long-term investments	(115)	(115)	(4,523)	(4,523)
Write-down of carrying value of long-term investments	1,438	1,438	—	—
Deferred income taxes	(9)	26	117	(18)
Minority interests	(1,001)	(1,001)	(756)	(756)
Decrease in non-current portion of royalty payable	—	(216)	—	(554)
Net change in non-cash operating working capital items	(564)	(6)	4,976	217

Cash used in operating activities of continuing operations	(56,585)	(47,596)	(54,005)	(46,300)
Cash provided by operating activities of discontinued operations	2,592	2,592	3,316	3,032

Cash used in operating activities	(53,993)	(45,004)	(50,689)	(43,268)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	15,000	15,000	—	—
Purchase of long-term investments	(4,110)	(4,111)	—	—
Proceeds from sale of long-term investments	4,539	4,539	2,461	2,461
Proceeds from sale of property, plant and equipment	—	—	460	460
Expenditures on property, plant and equipment	(8,860)	(10,635)	(22,973)	(25,176)
(Expenditures on) proceeds from other assets	(1,238)	(1,436)	60	37
Other	(2,078)	(2,079)	(3,865)	(3,865)

Cash provided by (used in) investing activities on continuing operations	3,253	1,278	(23,857)	(26,083)
Cash used in investing activities of discontinued operations	(502)	(502)	(1,646)	(1,399)

Cash provided by (used in) investing activities	2,751	776	(25,503)	(27,482)

FINANCING ACTIVITIES
Issue of share capital	121,281	121,279	431	431
Repayment of long-term debt	—	(3,750)	—	(3,750)

Cash provided by (used in) financing activities of continuing operations	121,281	117,529	431	(3,319)
Cash used in financing activities of discontinued operations	(37)	(37)	(60)	(60)

Cash provided by (used in) financing activities	121,244	117,492	371	(3,379)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	1,293	1,293	(950)	(950)

NET CASH INFLOW (OUTFLOW)	71,295	74,557	(76,771)	(75,079)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	112,478	122,577	105,516	106,994

CASH AND CASH EQUIVALENTS, END OF PERIOD	$183,773	$197,134	$28,745	$31,915

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$28,324	$41,685	$19,577	$22,747
Short-term money market instruments	155,449	155,449	9,168	9,168

	$183,773	$197,134	$28,745	$31,915

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
Material differences between Canadian and U.S. GAAP and their effect on the financial statements in the periods ended June 30, 2005 and 2004 are summarized below.
(a)	Joint venture

Under U.S. GAAP the Company’s joint venture interest in JVCo was accounted for using the equity method. Under Canadian GAAP, this joint venture interest would have been accounted for on a proportionate consolidation basis.

Under Canadian GAAP, the carrying amount of the Company’s investment and its share of equity of JVCo is eliminated. The Company’s proportionate share of each line item of JVCo’s assets, liabilities, revenue and expenses is included in the corresponding line items of the Company’s financial statements. All intercompany balances and transactions would be eliminated.

(b)	Acquisition of ABM

Under U.S. GAAP, the fair value of the shares issued in 2000 to effect the acquisition of ABM were measured at the date the acquisition was announced and the terms agreed to, whereas, under Canadian GAAP, the shares issued would have been measured at the transaction date. This difference would have resulted in the cost of the acquisition under Canadian GAAP being $4,930,000 higher than under U.S. GAAP.

Under U.S. GAAP, the Company included in the cost of the acquisition of ABM the intrinsic value of the unvested options granted by the Company in 2000 as consideration for the acquisition of all of the outstanding stock options of ABM. Under U.S. GAAP, the deferred stock compensation was recognized as a compensation cost over the remaining future vesting period of the options. Under Canadian GAAP, the Company would have included in the cost of acquisition of ABM the $1,750,000 fair value of the stock options. This difference would have resulted in the cost of the acquisition in 2000 under Canadian GAAP being $704,000 higher than under U.S. GAAP.

ABM was sold in February 2005 (Note 2).

(c)	Impairment of long-lived assets

Under U.S. GAAP, impairment charges are recorded based on the discounted, estimated future net cash flows, whereas, under Canadian GAAP, impairment charges on long-lived assets in 2002 and prior years were recorded as the excess of their carrying amount over their recoverable amount, which was determined based on the undiscounted estimated future net cash flows.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
Under U.S. GAAP, the Savage River Project was fully written off as at December 31, 2002. However, under Canadian GAAP only an $18 million write-down would have been taken. In 2003, additional amounts capitalized under U.S. GAAP were written off; however, these would have been capitalized under Canadian GAAP. As a result, under Canadian GAAP, these assets would need to be depreciated and depleted. During the six months ended June 30, 2005 additional depreciation recorded under Canadian GAAP was $nil (2004: $1,488,000).

(d)	Other mineral property interests

Under U.S. GAAP, where the mineral property interests are, at the date of acquisition, without economically recoverable reserves, these costs are generally considered to be exploration costs that are expensed as incurred. Under Canadian GAAP, the costs of the acquisition of mineral property interests are capitalized.

In accordance with EITF 04-02, Whether Mining Rights are Tangible or Intangible Assets, the Company classifies its mineral exploration licenses as tangible assets and there is no difference between Canadian and U.S. GAAP. Prior to January 2004, the costs of acquisition of Ivanhoe Mines’ mineral exploration licenses were classified as intangible assets under U.S. GAAP and amortized over the term of the licenses. As a result, for Canadian GAAP purposes, the $6,521,000, net of deferred income taxes of $882,000, in amortization or write-offs of other mineral property interests under U.S. GAAP needs to be reversed.

(e)	Long-term investments

Under U.S. GAAP, portfolio investments are classified as available-for-sale securities, which are carried at market value. The resulting unrealized gains or losses are included in the determination of comprehensive income, net of income taxes where applicable. Under Canadian GAAP, these investments would be carried at their original cost less provisions for impairment.

(f)	Other comprehensive income

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income, excluding the deficit, be disclosed separately in shareholders’ equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by, and distributions to, owners. Under Canadian GAAP, companies do not report comprehensive income or loss.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(g)	Income taxes

Under U.S. GAAP, deferred income taxes are calculated based on enacted tax rates applicable to future years. Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. This difference in GAAP did not have any effect on the financial position of the Company as at June 30, 2005 and December 31, 2004 nor the results of operations of the Company for the six months ended June 30, 2005 and 2004.

(h)	Gain on sale of ABM

Under U.S. GAAP, the net book value of ABM when it was sold in February 2005 was $11.2 million, whereas under Canadian GAAP the carrying value was $30.9 million. During the six months ended June 30, 2005, total proceeds from the sale were $27.4 million, representing cash instalments of $21.5 million, plus escalating payments of $5.9 million.

		Share Information	Investor Information
2	Interim Report For the three and six months ended June 30, 2005	Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange and the Toronto Stock Exchange.	All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At August 5, 2005 the Company had 314.0 million common shares issued and outstanding and warrants and stock options exercisable for 9.1 million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media : Bob Williamson Suite 654-999 Canada Place Vancouver, BC, Canada V6C 3E1 E-mail : info@ivanhoemines.com Tel : (604) 688-5755
Highlights
Oyu Tolgoi Project — On May 3, 2005 a new independent resource estimate was released based on drilling results up to mid-April 2005. The May 2005 AMEC report estimates that the Oyu Tolgoi Project now contains measured and indicated resources totaling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), at a 0.60% copper equivalent cut-off. All copper equivalent grades mentioned in this report that are related to the Oyu Tolgoi Project have been calculated using assumed metal prices of $0.80 per pound for copper and $350 per ounce for gold.
The new estimate represents a 125% increase in measured and indicated tonnes, a 357% increase in contained copper and a 85% increase in contained gold since AMEC’s last resource estimate released in August 2004. The Hugo North deposit is the main beneficiary of the vast majority of the increase in copper and gold resource estimates.
In addition to the indicated resources, the Hugo Dummett deposits, comprised of the Hugo North and Hugo South deposits, contain inferred resources of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%) at a 0.60% copper equivalent cut-off.
On July 5, 2005, the Company announced that it expects to be in position to finalize and release its new, independent Integrated Development Plan for the Oyu Tolgoi copper and gold project in Mongolia in September, 2005, following in-depth briefings and consultation with relevant ministries of the Government of Mongolia. Based on current timing estimates, the starting date for commercial production at Oyu Tolgoi is early in 2008.
Ivanhoe-Entrée Gold joint-venture — On June 28, 2005, the Company released very encouraging assay results for three drill holes completed on Entrée’s property, within 450 metres north of the Oyu Tolgoi northern property boundary. The results from these holes were not included in the latest resource estimate released in May 2005.
Infill drilling completed on this property during Q2’05 appears to be defining a continuous zone of high-grade mineralization that has changed direction from the northerly trend followed by the Hugo North deposit to a northeasterly trend now being followed by the Hugo Far North deposit.
At the end of Q2’05, Ivanhoe Mines had nine deep-hole-capacity rigs drilling. Two rigs were drilling on the Oyu Tolgoi Project and seven rigs were drilling on the Ivanhoe-Entrée Gold joint-venture property.
Financings — On June 1, 2005, the Company closed an equity financing by issuing 19.75 million common shares for gross proceeds of $125.9 million (Cdn$158.0 million).
In June 2005, the Company increased its holding in Entrée Gold Inc. (“Entrée”) to 9.2 million common shares (16.38%) by exercising 4.6 million warrants at Cdn$1.10 per warrant. In order to maintain its 16.38% interest in Entrée, the Company also exercised its pre-emptive right to participate in the unit private placement announced by Entrée to a subsidiary of Rio Tinto plc. Consequently, in July 2005, the Company acquired an additional 1.2 million units of Entrée at a cost of $2.2 million. Each unit consists of one Entrée common share and two share purchase warrants.
S&K Mine — In Q2’05, cathode production from the mine totaled 9,118 tonnes (net 4,559 to the Company) representing a 21% increase over the same period in 2004. Copper sale prices for the quarter averaged $1.59 per pound compare to $1.33 per pound in Q2’04. Recoverable copper grade for the quarter averaged 0.44% compared to 0.78% in Q2’04. During the quarter, share of income from equity accounted joint venture totaled $7.8 million compared to $6.1 million in Q2’04.
Results of Operations — In Q2’05, the Company recorded a net loss of $25.2 million (or $0.08 per share) compared to a net loss of $21.0 million (or $0.08 per share) in Q2’04. The increase in net loss between the two quarters is mainly due to higher exploration expenditures in Q2’05 compared to the same period in 2004.
MANAGEMENT’S DISCUSSION AND ANALYSIS – Q2’05
(Stated in U.S. dollars except where noted)
INTRODUCTION
This discussion and analysis of financial position and results of operations (“MD&A”) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three and six months ended June 30, 2005. These consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). Differences between Canadian and U.S. GAAP that would have materially affected the Company’s reported financial results are set out in Note 9. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd. together with its subsidiaries and joint ventures. The effective date of this MD&A is August 5, 2005.

Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.

FORWARD LOOKING STATEMENTS
Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of Ivanhoe Mines’ exploration, development and production projects, statements relating to the potential of the Oyu Tolgoi Project, statements relating to target milling rates and other statements that are not historical facts. When used in this document, the words such as , “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Ivanhoe Mines’ projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability of project financing and other risks. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.
This MD&A contains references to estimates of mineral resources. The estimation of resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of mineral resources will be accurate or that such mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. These risks are described in more detail in the annual information form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

CORPORATE STRATEGY & OUTLOOK
Ivanhoe Mines Ltd. is an international mining company currently focused on exploring and developing a major discovery of copper and gold at its Oyu Tolgoi project in southern Mongolia (the “Oyu Tolgoi Project”). Ivanhoe Mines’ operations also include the extraction of copper from a 50% joint-venture interest in the Monywa Copper Project in Myanmar.
Develop Oyu Tolgoi Project — Since its inception in 1994, mineral exploration has been the Company’s main focus of interest. In 2005, the Company intends to devote most of its management and financial resources to furthering the exploration and development of the Oyu Tolgoi Project while at the same time continuing to explore for minerals in other parts of Mongolia, Eastern Asia and Australia. High priority also will be placed on fully understanding the extent, value and development potential of the strategically located coal resources recently uncovered on Ivanhoe Mines’ exploration concessions in southern Mongolia.
Stability Agreement — During Q2 ’05, discussions continued with Mongolian government authorities aimed at completing a Special Stability Agreement for Ivanhoe Mines’ Oyu Tolgoi Project. As previously reported, the Company continues to believe that the Special Stability Agreement can be finalized in 2005. These discussions are expected to resume following the Company’s submissions to the Mongolian government in early September of the comprehensive Integrated Development Plan for the implementation of the Oyu Tolgoi Project.
The completion of the Development Plan is a landmark phase in the evolution of the Oyu Tolgoi Project. The Company and the Mongolian government are committed to making the efforts necessary to finalize a Special Stability Agreement that will satisfy the interests of both the Mongolian government and the Company in the long term success of the Oyu Tolgoi Project and that will also serve as a model for attracting large-scale investment, both domestic and foreign, in Mongolia’s mineral sector.
Based on discussions with Mongolia’s President, Prime Minister, members of cabinet and senior parliamentarians and based on statements issued on July 25, 2005 by the Mineral Resources and Petroleum Authority of Mongolia, the Company does not anticipate material changes in legislation that would negatively affect the climate for foreign investment in the mining industry in Mongolia.
Integrated Development Plan — Rather than wait for the approval of the Stability Agreement, which would provide certainty for several key aspects required by a bankable feasibility study, the Company intends to release a revised preliminary assessment report (the Oyu Tolgoi “Integrated Development Plan”), in September 2005. The plan will address the proven and probable reserves at the Southwest Oyu deposit, the independent estimate released in May 2005 of the indicated resources at the Hugo North deposit and the inferred resources at the Hugo North and the Hugo South deposits (the “Hugo Dummett” deposits).
In management’s view, the Integrated Development Plan will present a more informative, overall picture of the future development of the Oyu Tolgoi Project, especially given the recent exploration success in Hugo North and the expected 40 year mine life under the current plan. To bring the underground resources into a proven and probable category for feasibility purposes, actual underground development and characterization within the Hugo Dummett deposits is required. The exploration shaft and subsequent horizontal development will accomplish this requirement.
Financing alternatives — The Company continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. The Company’s current plan is to aggressively advance the development of the project while continuing to discuss financing options with various parties.
During Q2’05, the Company continued its discussions with major Chinese mining and financial companies, major Japanese mining and metal trading houses, other international mining companies and other third parties capable of financing the project, with a view to selecting suitable strategic partners to develop the Oyu Tolgoi Project and associated infrastructure. The Company believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. The Company is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any ongoing or future discussions will result in an agreement with a strategic partner or that the Company will pursue development of the Oyu Tolgoi Project with a strategic partner at all.
Asset rationalization — The Company is continuing to explore opportunities to rationalize non-core assets and is considering several potential disposition alternatives involving the outright or partial sale of non-core project interests, the formation of one or more joint ventures in respect of certain non-core projects or other transactions that would dilute or eliminate the Company’s interest in, and relieve the Company of financial obligations in respect of, such non-core projects. The Company’s principal objectives are to generate, or otherwise preserve, cash and to devote more managerial and financial resources to the Oyu Tolgoi Project. There can be no assurance that any disposition of non-core assets presently under consideration will occur on a timely basis, or at all.
Liquidity and future funding requirements — The Company’s existing cash resources together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the Company’s current and planned activities for the remainder of 2005. Following completion of a feasibility study in respect of the Southern Oyu deposits, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Oyu Tolgoi Project. However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are expended. See “Cash Resources and Liquidity.”
Since its inception, the Company has relied on capital markets (and in particular, equity markets) to fund its exploration and other activities. If the Company’s existing cash resources are insufficient to fund all of the Company’s planned activities, or if the Company is unable to obtain project financing before its existing cash resources are expended, the Company will have to rely upon equity markets or other sources of capital (from potential joint venture partners or through other arrangements) — the availability of which cannot be assured —to continue funding the development of the Oyu Tolgoi Project. Capital markets are subject to significant volatilities and uncertainties.
There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed, in whole or in part, since factors beyond the Company’s control may adversely affect its access to funding or its ability to recruit third-party participants.
SELECTED FINANCIAL INFORMATION
($ in millions of U.S. dollars, except per share information)

	Quarter ended June 30,		Six months ended June 30,
	2005	2004(1)	2005	2004(1)
Exploration expenses	(33.8)	(24.8)	(58.2)	(45.5)
General and administrative costs	(6.0)	(4.8)	(10.7)	(10.0)
Write-down of long-term investments	—	—	(1.4)	—
Gain on sale of long-term investments	0.1	3.3	0.1	4.5
Foreign exchange gain (loss)	1.7	(1.4)	1.1	(3.1)
Net (loss) from continuing operations	(31.1)	(23.1)	(55.3)	(46.9)
Net income (loss) from discontinued operations	5.9	2.2	21.6	(5.7)
Net (loss)	(25.2)	(21.0)	(33.7)	(52.6)
Net income (loss) per share
Continuing operations	($0.10)	($0.09)	($0.18)	($0.17)
Discontinued operations	$0.02	$0.01	$0.07	($0.02)
Total assets	435.8	308.5	435.8	308.5

Continuing operations
Capital expenditures	5.7	1.1	9.2	3.0

Joint venture operations
Copper cathode — 50% share
Units sold — tonnes	4,543	3,893	9,213	7,627
Units produced — tonnes	4,559	3,765	9,361	7,601

Average sale price
Copper cathode — US$/pound	$1.59	$1.33	$1.60	$1.27

(1)	Certain numbers have been restated due to a change in accounting policy.

Refer to Note 1 of the financial statements.

SELECTED QUARTERLY DATA
(Expressed in millions of U.S. dollars, except per share amounts)

	Quarter ended
	Jun 30	Mar 31	Dec 31	Sept 30
	2005	2005	2004(2)	2004(2)

Revenue	0.0	0.0	0.0	0.0
Operating profit	0.0	0.0	0.0	0.0
Total exploration	(33.8)	(24.4)	(24.2)	(28.5)
Foreign exchange gain (loss)	1.7	(0.6)	3.5	4.2
Net (loss) from continuing operations	(31.1)	(24.2)	(26.6)	(25.5)
Gain (loss) from discontinued operations	5.9	15.7	9.4	0.7

Net (loss)	(25.2)	(8.5)	(17.1)	(24.8)
Net profit (loss) per share
Continuing operation	(0.10)	(0.08)	(0.08)	(0.09)
Discontinued operations	0.02	0.05	0.03	0.00

Total	(0.08)	(0.03)	(0.05)	(0.09)

	Jun 30	Mar 31	Dec 31	Sept 30
	2004(2)	2004(2)	2003(1)	2003(1)

Revenue	0.0	0.0	6.8	6.0
Operating profit	0.0	0.0	1.0	1.8
Total exploration	(24.8)	(20.7)	(21.2)	(20.8)
Foreign exchange gain (loss)	(1.4)	(1.7)	5.1	(1.2)
Net (loss) from continuing operations	(23.1)	(23.8)	(13.0)	(27.5)
Gain (loss) from discontinued operations	2.2	(7.9)	(1.8)	(0.5)

Net (loss) from continuing operations	(21.0)	(31.6)	(14.8)	(28.0)
Net profit (loss) per share
Continuing operation	(0.09)	(0.09)	(0.05)	(0.11)
Discontinued operations	0.01	(0.03)	(0.01)	0.00

Total	(0.08)	(0.12)	(0.06)	(0.11)

(1)	As previously reported under Canadian GAAP.

(2)	Certain numbers have been restated due to a change in accounting policy. Refer to Note 1 of the financial statements.

REVIEW OF OPERATIONS
A) EXPLORATION
Exploration expenses in Q2’05 totaled $33.8 million, compared to $24.8 million in Q2’04. The $9.0 million increase in costs was mainly due to the increase in mineral property renewal fees in Mongolia and the increase in drilling and exploration activities on other Mongolian properties.
In Q2’05, Ivanhoe Mines spent $30.4 million (Q2’04 — $22.7 million) on its Mongolian properties. The bulk of the $30.4 million, approximately $23.0 million, was spent on the Oyu Tolgoi Project. The remaining balance was spent on various exploration activities including the coal projects, the Bronze Fox District, the Yellow Hills and Kharmagtai projects, regional reconnaissance, licence holding fees and general in-country administrative charges.
At the end of June 2005, Ivanhoe Mines held four mining licences at Oyu Tolgoi totaling approximately 24,000 hectares. Ivanhoe Mines also held directly, and indirectly with Asia Gold Corp. (“Asia Gold”), a 51%-owned subsidiary of the Company, interests in exploration licences covering approximately 12.9 million hectares.
a) Oyu Tolgoi Project, Mongolia
i) Oyu Tolgoi Exploration.
Drilling program — In Q2’05 the bulk of Ivanhoe Mines’ drilling efforts were focused on testing the extent to which the mineralized zone of Hugo North extends into the Ivanhoe-Entrée Joint-Venture property, as well as testing satellite deposits throughout the Oyu Tolgoi property.
During the quarter the Company announced various assay results from three holes, EGD006, EGD006A and EGD008, drilled up to 450 metres north of the Oyu Tolgoi northern boundary with the Shivee Tolgoi property which is owned by Entrée Gold Inc (“Entrée”) and is subject to earn-in rights in favour of Ivanhoe Mines. The copper and gold mineralization intersected in these three holes was not included in the resource estimate that was released at the beginning of May 2005. The combined assay results for these holes confirmed the continuity of a 500-metre open-ended mineralized extension of the Hugo North deposit the (“Hugo Far North”) deposit, the bulk of which is located on the Ivanhoe-Entrée Joint-Venture property. Each of these three holes, drilled at depths ranging from 1000 to 1700 metres, intersected copper and gold mineralization with an average copper /gold grade equivalent grade ranging from 3.25% to 3.83% over intervals ranging from 200 to 600 metres.
EGD008 has extended the strike length of the Hugo North copper-gold discovery to more than 2.2 kilometres. Hugo North is part of the 3.5-plus-kilometre-long Hugo Dummett deposits, which in turn is part of the 6.5-kilometre-long chain of copper and gold deposits delineated to date by the Company at Oyu Tolgoi.
Current geological interpretations point to the possibility that the continuous zone of high-grade mineralization has changed strike direction from the northerly trend followed by the Hugo North deposit to a northeasterly trend now being followed by the Hugo Far North deposit. Additional drilling will be required to finalize the geometry of the deposit for future resource updates and the impact of possible off-setting cross-faults.
At the end of Q2’05, the Company had a combined total of nine deep-hole-capacity rigs drilling on the Oyu Tolgoi Project and the Ivanhoe-Entrée joint-venture property. One is drilling a deep-delineation hole on the Hugo North deposit, 150 metres south of the joint-venture property boundary; a second is drilling a geotechnical hole near the location of the proposed Hugo North production shafts; the remaining seven rigs are drilling to test for the northeasterly extension of the Hugo North deposit on the joint-venture property.
Resource estimate — On May 3, 2005 a new independent resource estimate was released by AMEC E&C Services (AMEC) of Canada, based on drilling results to mid-April 2005. The May 2005 AMEC report estimates that the Oyu Tolgoi Project now contains measured and indicated resources totaling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), at a 0.60% copper equivalent cut-off. All copper equivalent grades mentioned in this report that are related to the Oyu Tolgoi Project have been calculated using assumed metal prices of $0.80 per pound for copper and $350 per ounce for gold.
The new estimate represents a 125% increase in measured and indicated tonnes, a 357% increase in contained copper and a 85% increase in contained gold since AMEC’s last resource estimate released in August 2004. The Hugo North deposit is the main beneficiary of the vast majority of the increase in copper and gold resource estimates.
In addition to the indicated resources, the Hugo Dummett deposits contain inferred resources of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%) at a 0.60% copper equivalent cut-off. Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Charles P.N. Forster and Stephen Torr, both employees of Ivanhoe Mines and qualified persons under National Instrument 43-101.
ii) Oyu Tolgoi Integrated Development Plan
Expected report date — On July 5, 2005, the Company announced that it now expects to be in a position to finalize and release its new, independent Integrated Development Plan (“IDP”) for the Oyu Tolgoi copper and gold project in Mongolia in September, 2005, following in-depth briefings and consultation with relevant ministries of the Government of Mongolia.
Ivanhoe Mines had expected to receive and release the IDP for Oyu Tolgoi before the end of the second quarter of 2005. The recent discovery of extensive, high-grade copper and gold mineralization during drilling into the deeper portions of the Hugo North Deposit has provided an opportunity to re-engineer the planned, initial block-cave mining operation, which are now expected to be deeper and larger than was originally planned. Ivanhoe’s engineering consultants are optimizing the initial underground block-cave mine production schedules and other aspects of the design to yield anticipated benefits that include the possibility of increasing the peak production rate to 100,000 tonnes of ore per day. Open-pit mining has been configured around the underground production plan to provide a sustained total throughput of between 140,000 and 160,000 tonnes of ore per day. Capital and operating cost estimates required for the IDP have been completed based upon the final plans developed and are currently being reviewed.
The IDP, based on the independent resource estimate prepared by AMEC and released in May 2005, is being formulated on the basis of an anticipated economic mine life of approximately 40 years and should provide an informative summary of the future development of the Oyu Tolgoi Project. The expected mine life is already in excess of the period used for the economic analysis and the mine life and/or production rates at Oyu Tolgoi could be significantly increased if further drilling succeeds in converting the new mineralization into resources. Based on current timing estimates, the starting date for commercial production at Oyu Tolgoi is anticipated to be early in 2008.
The IDP is being prepared by an integrated engineering team of AMEC Americas Limited, of Vancouver, Canada; Ausenco International Pty. Ltd., of Perth, Australia; the Mining Group of GRD Minproc Limited, of Perth; and McIntosh Engineering Inc., of Tempe, Arizona, USA. Other Perth-based consultants providing their expertise and input are SRK Consultants and Aquaterra Consulting Pty. Ltd.
Exploration shaft — To bring the underground resources of the Hugo Dummett deposits into a proven and probable reserve category for feasibility purposes, actual underground development and characterization is required. This will be accomplished through the planned Shaft No 1, 1,300-metres-deep with a 7.5 metres diameter at surface, currently being developed by the Redpath Group of North Bay, Ontario, Canada, and subsequent development of horizontal access drifts to the high-grade mineralization. When completed, the shaft will provide access to the Hugo North and Hugo South portions of the deposit to enable completion of detailed feasibility studies, further resource delineation drilling and rock-characterization work.
The target completion date for Shaft No 1 is early 2007, with underground drifting and drilling planned for Hugo North in 2007 and early 2008, and in Hugo South in 2009 and 2010.
iii) Shivee Tolgoi earn-in agreement with Entrée Gold Inc.
In June 2005, the Company exercised 4.6 million warrants in Entrée to increase its holdings in Entrée to 9.2 million common shares (representing 16.38% of total common shares outstanding). In order to maintain its 16.38% interest in Entrée, the Company exercised its pre-emptive right to participate in the unit private placement by Entrée to a subsidiary of Rio Tinto plc and acquired approximately an additional 1.2 million units of Entrée at a cost of

$2.2 million. Each unit consists of one Entrée common share and two share purchase warrants (an “A Warrant” and a “B Warrant”). Two A Warrants entitle the holder to purchase, over a two year period, one additional common share of Entrée at Cdn$2.75 and two B Warrants entitle the holder to purchase, over the same period, one additional common share of Entrée at Cdn$3.00 per share.
b) Other Mongolian copper/gold exploration projects.
On May 17, 2005, the Company announced its agreement to form a joint venture with BHP Billiton (“BHPB”) to use BHPB’s proprietary Falcon™ airborne gravity gradiometer system to explore approximately 28,000 square kilometres of Ivanhoe’s non-core exploration ground in southern Mongolia. The new Ivanhoe–BHP Billiton joint-venture, called the Falcon Gobi Project, provides BHPB the right to earn up to 50% of all minerals found on the project, other than coal, by spending $8 million in exploration costs.
The Falcon Gobi Project covers approximately 22% of Ivanhoe’s land holdings in this region. Ivanhoe’s advanced exploration and development-stage projects — Oyu Tolgoi, Kharmagtai, Yellow Hills and Bronze Fox — are not included in the Falcon Gobi Project.
Under the terms of the agreement, BHPB will use its proprietary Falcon system and solely fund a major geophysical survey of a minimum of 30,000 line kilometres over the whole or selected parts of the Falcon Gobi Project. BHPB expects to complete its Falcon survey before December 31, 2006.
BHPB will fund all aspects of the survey, including mobilization, as well as processing and interpretation, using the most advanced and proprietary techniques. Following BHPB’s earn-in to the project, a 50/50 joint venture will be established between BHPB and Ivanhoe, and the parties will contribute all further exploration and development costs on a pro-rata basis.
On July 5, 2005, Asia Gold announced a similar agreement with BHPB. The agreement, covering approximately 3,600 square kilometers of Asia Gold’s mineral licences in the southern Mongolia, grants BHPB the right to earn a 50% interest by spending $2 million prior to December 31, 2007. The expenditures include an initial commitment to conduct a Falcon airborne gravity gradiometer survey before December 31, 2006. Following the initial earn-in, BHPB has a second option to earn an additional 20% interest (for a total interest of 70%) by funding a feasibility study on one exploration target up to a maximum value of $45 million. BHPB also agreed to purchase an equity interest in Asia Gold by acquiring approximately 1.15 million units valued at $1 million, each unit consisting of one common share and a two-year warrant to purchase one half common share of Asia Gold at Cdn$1.395 per share.
On April 26, 2005, the Company announced the completion of an induced polarization (“IP”) survey at the Bronze Fox district. Diamond drilling commenced in mid-May on various targets and to date, a total of 23 holes have been completed on this project. The district currently contains four main copper-gold prospects, the Bronze Fox, East Fox, West Fox and Tourmaline Hills prospects. The Bronze Fox

District, discovered in 2004 through exploration efforts consisting of surface mapping, geophysics and extensive rock-chip sampling, is contained within a 14 kilometre-long corridor of alteration and mineralization located approximately 140 km northeast of the Oyu Tolgoi Project.
At the Yellow Hills Prospect, four diamond drill holes were completed during the quarter. Results were not encouraging and no further work is planned at present. A drilling program at the Kharmagtai project, including 2,500 metres of diamond drilling, started in late July, and a reverse circulation drilling programme, expected to start in mid-September, will test extensions on previously drilled targets, as well as other targets defined by trenching, rock-chip sampling and geophysics. An IP survey is planned in Q3’05 in order to extend the previously surveyed area northwards of the Altan Tolgoi prospect with its main objective being to test for extensions beneath a colluvium covered plain and the area north of the Chun prospect.
c) Mongolian coal projects.
Nariin Sukhait Coal Project — The Company’s objective is to formulate a multi-faceted approach to fast-track the development of the Nariin Sukhait Coal Project. In February 2005, the Company initiated a drilling program at the project using three rigs. On April 26, 2005, the Company announced that two additional diamond drill rigs had been sent to the project in order to assist with the on-going resource-delineation drilling program on properties 100% owned by the Company and located along the strike extensions of the operating Nariin Sukhait coal mine. The mine is operated by a Mongolian-Chinese joint venture company. The rate of production at the Nariin Sukhait mine is currently estimated at two million tonnes of coal per year.
d) Other
i) China: Jinshan Gold Mines Inc (“Jinshan”).
On April 29, 2005, the management of Jinshan announced the release of an independently prepared assessment and technical report for Project 217. In February 2005, the measured and indicated resources for Project 217 contained 83 million tonnes grading 0.82 g/t gold (using a cut-off of 0.5 g/t gold and a gold price of $400 per ounce). In addition, Project 217 contains an estimated 37 million tonnes of inferred resources grading 0.89 g/t gold. Disclosure of a scientific or technical nature in this MD&A in respect of Project 217 was prepared under the supervision of Mario E. Rossi, an independent consultant with GeoSystems International Inc., Florida, U.S.A. and a qualified person under National Instrument 43-101. During the quarter, efforts continued to conduct engineering and metallurgical testing to determine the optimal open-pit mining scenarios and advance the project’s mine engineering studies towards a bulk-tonnage, low-grade, heap-leach gold mining operation.
On May 31, 2005, Jinshan announced that Project 217 had begun pilot-scale leaching of gold from approximately 100,000 tonnes of mineralized material placed on leach pads during 2004. The first doré gold bar is expected to be poured in August 2005. Also during the quarter, Jinshan completed an open-pit mine plan for Project 217. Work on detailed engineering in conjunction with pre-

feasibility studies is currently underway.
Jinshan and the Company equally share a 96.5% ownership in Project 217. At the end of Q2’05, the Company also held 18.7 million common shares (38.5%) of Jinshan.
ii) Inner Mongolia, China: Ivanhoe Mines.
In May 2005, the Company announced its intention to initiate a 2500-metre diamond drilling program following the recent completion of a detailed geological mapping, rock-chip sampling and an IP survey at the Tiger Hills epithermal gold and silver project in the Inner Mongolia Autonomous Region, China.
The Tiger Hills Project is located in northern Inner Mongolia, approximately 150 kilometres south of the city of Hailar. The area is easily accessed by vehicle and comprises sparsely populated low-relief undulating steppe terrain. Gold and silver mineralization was discovered by Ivanhoe Mines’ geologists as part of an extensive prospecting campaign for epithermal deposits within the northeast-trending extensional Mesozoic volcanic belt which hosts the 8-million-ounce Baley gold deposit in southern Siberia. There is no record of any previous gold mining in the district.
Rock-chip samples from breccias returned assays up to 5.89 g/t gold and 11.4 g/t silver. A recently-completed geophysical survey shows that the mineralization is directly associated with a four-kilometre northwest-trending resistivity high. The highly anomalous gold and silver values present in these types of rocks are highly encouraging and Ivanhoe Mines’ initial drilling program will focus around three initial targets. Tiger Hills is within two exploration licenses owned by Yahao, an 80/20 joint venture between Ivanhoe Mines (80%) and the Inner Mongolian Bureau of Geology (20%), which have a total area of 88 square kilometres. Disclosure of a technical nature in this MD&A in respect of the Tiger Hills project was prepared by or under the supervision of Doug Kirwin, an employee of Ivanhoe Mines and a qualified person under National Instrument 43-101.
iii) Australia: Cloncurry
In June 2005, Ivanhoe Mines announced that it had entered into a new farm-in and exploration agreement with Placer Pacific (Osborne) Pty. Limited, a wholly-owned subsidiary of Placer Dome Inc., to explore for deposits of gold and copper on a portion of Ivanhoe’s Cloncurry Project. The Ivanhoe-Placer Pacific joint venture covers 114.5 square kilometres, representing approximately 8% of Ivanhoe Mines’s total Cloncurry licence area.
The agreement allows Placer Pacific to earn a 50% interest and form a joint venture with Ivanhoe Mines in any new deposits by spending Australian $2 million before October 31, 2005.
iv) Kazakhstan: Bakyrchik Project.
During Q2’05, a total of approximately 24,000 tonnes of material from the tailings pond was re-processed through gravity-table circuits, generating a total of approximately 206 tonnes of gold concentrate averaging approximately 60 grams of gold per tonne.
At the end of April 2005, following a meeting with certain Kazakh governmental authorities, the State Governor requested that all construction activities for the project be temporarily halted, pending the completion of a technical review by the East Kazakhstan Department of Environment Protection of the Ministry of Environment. In June 2005, following receipt of the approval from the East Kazakhstan Department of Environment Protection of the Ministry of Environment, the collection of proposals from different suppliers and contractors for fabrication and installation of equipment resumed.
In management’s estimate, the project construction schedule suffered a three month delay as a result of this temporary halt in operations and management is now evaluating the possibility of having to accelerate, if possible, the construction schedule in order to avoid any significant outdoor construction activities during the coming winter months. During the quarter, various inquiries were received from various Kazakhstan government authorities inquiring on the timing of the start of production and discussions are ongoing.

B) INVESTMENT IN JOINT VENTURE
MONYWA COPPER PROJECT (S&K MINE), MYANMAR

	Three month period ended June 30,
	Total Operation					Company’s 50% net share
					% Increase			% Increase
			2005	2004	(decrease)	2005	2004	(decrease)

Total tonnes moved (1)	Tonnes (000’s)		3,283	2,609	26%
Tonnes of ore to heap	Tonnes (000’s)		2,085	1,565	33%
Ore grade	CuCN %		0.44%	0.78%	(44%)
Strip ratio	Waste/Ore		0.54	0.58	(7%)
Cathode production	Tonnes		9,118	7,530	21%	4,559	3,765	21%
Tonnage sold	Tonnes		9,086	7,785	17%	4,543	3,893	17%
Average sale price received	US$/pound					$1.59	$1.33	20%
Sales	US$	(000)				15,614	10,808	44%
Cost of operations	US$	(000)				4,026	2,792	44%
Operating profit	US$	(000)				10,263	6,740	52%
Cost of operations	US$/pound					$0.40	$0.33	24%

	Six month period ended June 30,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2005	2004	(decrease)	2005	2004	(decrease)

Total tonnes moved (1)	Tonnes (000’s)	6,898	5,243	32%
Tonnes of ore to heap	Tonnes (000’s)	4,529	2,983	52%
Ore grade	CuCN %	0.53%	0.77%	(31%)
Strip ratio	Waste/Ore	0.46	0.66	(30%)
Cathode production	Tonnes	18,721	15,202	23%	9,361	7,601	23%
Tonnage sold	Tonnes	18,425	15,253	21%	9,213	7,627	21%
Average sale price received	$/pound				$1.60	$1.27	26%
Sales	$(000)				30,758	20,194	52%
Cost of operations	$(000)				8,083	5,333	52%
Operating profit	$(000)				19,719	12,300	60%
Cost of operations	US$/pound				$0.40	$0.32	25%

(1)	Includes ore and waste material
Copper prices on the London Metal Exchange averaged $1.54 per pound in Q2’05, compared to $1.26 per pound in Q2’04.
Cathode production in Q2’05 totaled 9,118 tonnes representing an annual throughput rate of 36,472 tonnes, a decrease of 5% over Q1’05. The decrease in cathode production is due to a lack of reagents and a higher rate of power shortages in the month of June 2005. A 26% increase in tonnes moved in Q2’05 compared to Q2’04 was required to compensate for the decrease in copper grades during the quarter and to reflect the October 2004 increase in copper cathode production capacity to 39,000 tonnes per year.
Unit cost of operations increased by 24% in Q2’05 compared to Q2’04. The increase in chemical costs, mainly attributed to unit price increases and also higher consumption levels, represents the most significant increase in operating costs. The remaining portion of the increase in costs is attributable to higher diesel, supplies and power costs and higher commercial and import taxes. At the end of Q2’05, the S&K Mine had $27.0 million in cash and the last bank loan repayment of $7.5 million plus interest is due to be repaid at the end of August 2005.
There have been delays in the delivery of the new fleet of haul trucks and hence production for Q3’05 will be reduced since insufficient ore will be stacked on the cells to maintain current production levels. Current forecasts indicate that copper cathode production will average 32,000 tonnes per annum or 8,000 tonnes per quarter.
The Company and its joint venture partner intend to aggressively pursue solutions, including accelerating the delivery of the new fleet and/or initiating supplementary contract mining, in order to mitigate the delayed delivery of new trucks. The delivery of new mobile equipment is currently expected at the end of Q4’05.
The mine expansion plan to increase copper cathode production to 50,000 tonnes per year is currently anticipated to be put in place by mid 2006 and is subject to an expected 2006 upgrade of the mine’s power supply to 40 megawatts.
The second step of the plan, which is subject to a power supply of between 60 and 80 megawatts being made available, proposes to develop the Letpadaung deposit over a four year period. The proposed development will consist of the construction of three SX/EW modules, each with an annual capacity of 50,000 tonnes of copper cathode per year. Japanese, Korean and Chinese companies have made written expressions of interest in providing financing to fast-track the expansion of copper production from the S&K Mine and Letpadaung deposits. Financing discussions are ongoing between these companies and the management of the Monywa Copper Project, although there are no assurances that satisfactory negotiations will be concluded.
Currently, each phase of the expansion is expected to be funded from internally generated cash flows. The Monywa Copper Project also is considering external funding alternatives that would enable accelerated expansion.
C) DISCONTINUED OPERATIONS
SAVAGE RIVER MINE, TASMANIA
On February 28, 2005, the Company completed the sale of its total investment in, and loans to, the Savage River operations for two initial cash payments totaling $21.5 million, plus a series of contingent, annual payments based on the annual iron ore pellet price. The future payments will be made over five years, commencing March 2006. A 71.5% increase in the iron ore price benchmark for the 2005 year was announced at the end of February 2005. Based on this increase, the Company expects to receive, by the end of March 2006, an initial annual payment of approximately $22.5 million, which would bring the cumulative sale consideration for the project to approximately $44.0 million. In addition, if the 2005 pellet price benchmark and the Savage River pellet production are maintained over the following five years, the Company should receive additional payments totaling approximately $79 million. Total pellet production for 2005 is estimated to be approximately 2.2 million tonnes.
Using the actual volume of Savage River’s pellet sales during Q2’05, the Company earned $5.9 million in contingent payments during the quarter. This has been recorded as reduction of the deferred recoverable amount on sale of assets.
D) ADMINISTRATIVE AND OTHER
General and administrative. The $1.1 million increase in general and administrative expenditures in Q2’05 was primarily due to a $0.7 million increase in stock based compensation charges.
Foreign exchange gains. In 2005 and 2004, the Company maintained most of its cash resources in Canadian dollars. The majority of the foreign exchange gain in Q2’05 is attributable to the strengthening of the Canadian dollar against the U.S. dollar.
Gain on sale of long-term investment. In Q2’05 the Company sold its entire investment in Olympus Pacific Minerals Inc. for $4.5 million, resulting in a gain of $0.1 million being recognized.
Share of loss on significantly influenced investee. The $0.4 million share of loss on significant influenced investee represents the Company’s share of Jinshan’s net loss for the quarter.
Share Capital — At August 5, 2005, the Company had a total of 314.0 million common shares and the following purchase warrants outstanding:

Share purchase warrants			Total number of
outstanding	Maturity date	Exercise price	shares to be issued
7.125 million(1)	December 19, 2005	Cdn$12.50 per share	7.125 million
5.76 million (2)(3)	February 15, 2006	$8.68 per share	0.576 million

(1)	Each warrant entitles the holder to acquire one common share.

(2)	Each 10 warrants entitle the holder to acquire one common share.

(3)	In 2005, the expiry date was extended from February, 2005 to February, 2006.
At August 5, 2005, the Company had a total of approximately 9.1 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$5.99. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.20 to Cdn$12.70 per share.

CASH RESOURCES AND LIQUIDITY
At June 30, 2005, consolidated working capital was $195.3 million, including cash of $183.8 million, compared with working capital of $101.9 million and cash of $91.8 million at March 31, 2005 ($133.6 million and cash of $112.5 million, respectively, at December 31, 2004).
Operating activities. The $23.5 million in cash used in operating activities from continuing operations in Q2’05 was primarily the result of $33.8 million in exploration expenditures.
Investing activities. In Q2’05, a total of $6.7 million in cash was spent on investing activities from continuing operations, the net result of $7.1 million in equipment acquisitions for the Mongolia and Bakyrchik projects, $4.1 million in consideration for exercising warrants of Entrée, less $4.5 million received on the sale of the Company’s entire investment in Olympus Pacific Minerals Inc .
Financing activities. Financing activities from continuing operations of $120.3 million in Q2’05 consisted mainly of the $119.8 million net proceeds raised through the issue of 19.75 million shares in June 2005.
The Company’s existing cash resources, together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the Company’s current and planned activities for 2005. Following completion of the Integrated Development Plan, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Southern Oyu deposits.
However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are exhausted. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities for 2006 and thereafter.
Proceeds received from the sale of the Savage River mine will be used to supplement the funding of the Company’s ongoing activities at Oyu Tolgoi, although there can be no assurance that these funds, if and when received, will be sufficient to meet all of the Company’s funding requirements.
The Company expects to fund additional planned expenditures for 2006 and beyond from external sources, which may include debt or equity financing, proceeds from the sale of existing non-core assets, third-party participation in one or more of the Company’s projects, or a combination thereof. There can be no assurance that the Company will be successful in generating sufficient funds from any of these sources. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities. Over the long term, the Company will need to obtain additional funding for, or third-party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi Project, the Company’s other Mongolian exploration projects, its Chinese and Australian exploration projects and the Bakyrchik project) to bring them into full production.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
CONTRACTUAL OBLIGATIONS and OFF BALANCE SHEET ARRANGEMENTS
As of June 30, 2005, except for the reduction in Savage River’s contractual obligations resulting from the sale of this operation in February 2005, there were no significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2004.
At the end of June 2005, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.
CRITICAL ACCOUNTING ESTIMATES and RECENT ACCOUNTING PRONOUNCEMENTS
The preparation of financial statements in conformity with U.S. GAAP requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain. The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are summarized within Note 1 to the consolidated financial statements for the six months ended June 30, 2005.
On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Commencing in the first quarter of 2005, Ivanhoe Mines changed its accounting policy with respect to stripping costs to comply with the consensus reached by the EITF. This change has been applied retrospectively by restating prior period financial statements. In 2004 and prior years, Ivanhoe Mines deferred or accrued stripping costs incurred during production, as appropriate, and charged these costs to operations on the basis of the estimated average stripping ratio for each mine area. The effect of this change was to increase the deficit at January 1, 2004 by $7,628,000, to increase the net loss for the year ended December 31, 2004 by $7,889,000 ($0.03 per share) and to decrease assets of discontinued operations and investment in joint venture at December 31, 2004 by $13,973,000 and $1,544,000 respectively. The net loss for the three and six month periods ended June 30, 2004 were also increased by $1,544,000 ($0.01 per share) and $6,065,000 ($0.02 per share), respectively, as a result of this change.
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2004.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
RELATED-PARTY TRANSACTIONS
The Company’s related-party transactions are substantially unchanged from the disclosure in its MD&A for the year ended December 31, 2004.
OVERSIGHT ROLE OF THE AUDIT COMMITTEE
The Audit Committee reviews, with management and the external auditors, the Company’s quarterly MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS
I, Robert M. Friedland, Chief Executive Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ended June 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: March 30, 2006

/s/ Robert M. Friedland

Robert M. Friedland
Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F2 — CERTIFICATION OF INTERIM FILINGS
I, Peter Meredith, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ended June 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: March 30, 2006

/s/ Peter Meredith

Peter Meredith
Chief Financial Officer
Ivanhoe Mines Ltd.

March 31, 2006

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Securities Registry, Government of the Northwest Territories
Securities Registry, Government of Nunavut
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Registrar of Securities, Government of the Yukon Territory
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, P.E.I.
Securities Division, Department of Justice, Newfoundland

Toronto Stock Exchange
Dear Sir or Madam :

Re:	September 30, 2005 third quarter financial statements, Management’s Discussion and Analysis and Certificates
The Company is refilling its third quarter financial statements, Management’s Discussion and Analysis and Certificates, which were previously filed under SEDAR project numbers 853222, 853220 and 853215.
The third quarter financial documents are being re-filed to reflect the Company’s adoption of U.S. GAAP.
Yours truly,
IVANHOE MINES LTD.
per:
/s/ Allison Snetsinger
Allison Snetsinger
Corporate Manager

THIRD QUARTER REPORT
SEPTEMBER 30, 2005
(Prepared in accordance with United States of America generally accepted accounting principles)

ITEM 1.	Financial Statements

Unaudited Consolidated Balance Sheets at September 30, 2005 and December 31, 2004

Unaudited Consolidated Statements of Operations for the Three and Nine Month Periods ended September 30, 2005 and 2004

Unaudited Consolidated Statement of Shareholders’ Equity for the Nine Month Period ended September 30, 2005

Unaudited Consolidated Statements of Cash Flows for the Three and Nine Month Periods ended September 30, 2005 and 2004

Notes to the Unaudited Consolidated Financial Statements

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	September 30,	December 31,
	2005	2004
(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents (Note 3)	$133,542	$112,478
Accounts receivable (Note 2)	27,300	6,552
Inventories	1,565	2,192
Prepaid expenses	2,492	1,196
Other current assets	3,000	3,000
Current assets of discontinued operations (Note 2)	—	36,636

TOTAL CURRENT ASSETS	167,899	162,054
INVESTMENT IN JOINT VENTURE	140,331	126,911
LONG-TERM INVESTMENTS (Note 4)	24,514	19,160
PROPERTY, PLANT AND EQUIPMENT	75,170	54,434
DEFERRED INCOME TAXES	208	318
OTHER ASSETS	5,656	3,764
NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS (Note 2)	—	9,627

TOTAL ASSETS	$413,778	$376,268

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$7,244	$14,412
Current liabilities of discontinued operations (Note 2)	—	14,082

TOTAL CURRENT LIABILITIES	7,244	28,494

LOANS PAYABLE TO RELATED PARTIES (Note 5)	5,088	5,088
DEFERRED INCOME TAXES	349	476
ASSET RETIREMENT OBLIGATIONS	5,492	5,267
NON-CURRENT LIABILITIES OF DISCONTINUED OPERATIONS (Note 2)	—	26,380

TOTAL LIABILITIES	18,173	65,705

MINORITY INTERESTS	2,581	3,713

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding 314,052,972 (2004 - 292,870,998) common shares	991,541	868,606
ADDITIONAL PAID-IN CAPITAL	21,531	16,283
ACCUMULATED OTHER COMPREHENSIVE INCOME	8,788	2,879
DEFICIT	(628,836)	(580,918)

TOTAL SHAREHOLDERS’ EQUITY	393,024	306,850

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$413,778	$376,268

APPROVED BY THE BOARD:

Director	Director

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
(Unaudited)
OPERATING EXPENSES
Exploration	$(28,884)	$(28,526)	$(87,119)	$(74,073)
General and administrative	(7,263)	(5,959)	(17,975)	(15,915)
Interest	(89)	(70)	(266)	(213)
Depreciation	(485)	(462)	(1,704)	(1,459)
Mining property care and maintenance costs	(481)	(827)	(2,232)	(2,702)

OPERATING LOSS	(37,202)	(35,844)	(109,296)	(94,362)

OTHER INCOME (EXPENSES)
Share of income from joint venture	7,965	4,558	23,477	14,857
Interest income	1,293	1,646	2,556	2,267
Foreign exchange gains	7,111	4,222	8,234	1,114
Share of loss of significantly influenced investees	(383)	(558)	(1,004)	(1,812)
Gain on sale of long-term investments (Note 4 (a))	—	—	115	4,523
Write-down of carrying value of long-term investments (Note 4 (a))	—	—	(1,438)	—

LOSS BEFORE TAXES AND OTHER ITEMS	(21,216)	(25,976)	(77,356)	(73,413)
Provision for income and capital taxes	(82)	(137)	(212)	(381)
Minority interests	657	637	1,658	1,393

NET LOSS FROM CONTINUING OPERATIONS	(20,641)	(25,476)	(75,910)	(72,401)
NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS (Note 2)	6,378	653	27,992	(5,039)

NET LOSS	$(14,263)	$(24,823)	$(47,918)	$(77,440)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE FROM
CONTINUING OPERATIONS	$(0.07)	$(0.09)	$(0.25)	$(0.26)
DISCONTINUED OPERATIONS	0.02	0.00	0.09	(0.02)

	$(0.05)	$(0.09)	$(0.16)	$(0.28)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	314,011	290,582	302,006	277,965

IVANHOE MINES LTD.
Consolidated Statement of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

				Accumulated
	Share Capital		Additional	Other
	Number		Paid-In	Comprehensive
	of Shares	Amount	Capital	Income	Deficit	Total
Balances, December 31, 2004	292,870,998	$868,606	$16,283	$2,879	$(580,918)	$306,850
Net loss	—	—	—	—	(47,918)	(47,918)
Other comprehensive income	—	—	—	5,909	—	5,909

Comprehensive loss						(42,009)

Shares issued for:
Private placement, net of issue costs of $6,095	19,750,000	119,801	—	—	—	119,801
Exercise of stock options	1,369,672	2,686	(964)	—	—	1,722
Other capital assets purchased (Note 8 (a))	50,000	362	—	—	—	362
Share purchase plan	12,302	86	—	—	—	86
Dilution gain on issuance of shares by a subsidiary	—	—	473	—	—	473
Stock compensation charged to operations	—	—	5,739	—	—	5,739

Balances, September 30, 2005	314,052,972	$991,541	$21,531	$8,788	$(628,836)	$393,024

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
(Unaudited)

OPERATING ACTIVITIES
Net loss from continuing operations	$(20,641)	$(25,476)	$(75,910)	$(72,401)
Items not involving use of cash
Depreciation	485	462	1,704	1,459
Stock-based compensation	2,050	1,277	5,739	4,909
Accretion expense	87	79	265	138
Non-cash exploration expense recovery	—	—	—	(3,248)
Unrealized foreign exchange gains	(7,001)	(2,842)	(8,261)	(2,131)
Share of income from joint venture, net of cash distribution	(7,965)	(4,558)	(13,477)	(14,857)
Share of loss of significantly influenced investees	383	558	1,004	1,812
Gain on sale of long-term investments (Note 4 (a))	—	—	(115)	(4,523)
Write-down of carrying value of long-term investments (Note 4 (a))	—	—	1,438	—
Deferred income taxes	(8)	(4)	(17)	113
Minority interests	(657)	(637)	(1,658)	(1,393)
Loss on sale of property, plant, and equipment	—	197	—	197
Net change in non-cash operating working capital items (Note 8 (c))	(9,280)	(2,591)	(9,844)	2,385

Cash used in operating activities of continuing operations	(42,547)	(33,535)	(99,132)	(87,540)
Cash (used in) provided by operating activities of discontinued operations	—	(5,116)	2,592	(1,800)

Cash used in operating activities	(42,547)	(38,651)	(96,540)	(89,340)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	—	—	15,000	—
Purchase of long-term investments (Note 4 (b) and (c))	(2,199)	—	(6,309)	—
Proceeds from sale of long-term investments (Note 4 (a))	—	—	4,539	2,461
Proceeds from sale of property, plant and equipment	—	2,260	—	2,720
Expenditures on property, plant and equipment	(13,140)	(2,396)	(22,000)	(25,369)
Expenditures on other assets	(660)	(66)	(1,898)	(6)
Other	—	173	(2,078)	(3,693)

Cash used in investing activities of continuing operations	(15,999)	(29)	(12,746)	(23,887)
Cash used in investing activities of discontinued operations	—	(941)	(502)	(2,587)

Cash used in investing activities	(15,999)	(970)	(13,248)	(26,474)

FINANCING ACTIVITIES
Issue of share capital	328	100,861	121,609	101,292
Minority interests’ investment in subsidiary	1,000	—	1,000	—

Cash provided by financing activities of continuing operations	1,328	100,861	122,609	101,292
Cash provided by (used in) financing activities of discontinued operations	—	5,552	(37)	5,492

Cash provided by financing activities	1,328	106,413	122,572	106,784

EFFECT OF EXCHANGE RATE CHANGES ON CASH	6,987	3,023	8,280	2,074

NET CASH (OUTFLOW) INFLOW	(50,231)	69,815	21,064	(6,956)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	183,773	28,745	112,478	105,516

CASH AND CASH EQUIVALENTS, END OF PERIOD	$133,542	$98,560	$133,542	$98,560

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$21,374	$30,421	$21,374	$30,421
Short-term money market instruments	112,168	68,139	112,168	68,139

	$133,542	$98,560	$133,542	$98,560

Supplementary cash flow information (Note 8)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). In the case of Ivanhoe Mines Ltd. (“ the Company), U.S. GAAP differs in certain respects from accounting principles generally accepted in the Canada (“Canadian GAAP”) as explained in Note 9.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2005 and for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year. For purposes of these financial statements, the Company and its subsidiaries and joint venture are collectively referred to as “Ivanhoe Mines”.

The significant accounting policies used in these consolidated financial statements are as follows:
(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company are Ivanhoe Mines Mongolia Inc. (B.V.I.), Ivanhoe Mines China (B.V.I.), Ivanhoe Cloncurry Mines Pty Ltd (Australia), and their respective subsidiaries, and Bakyrchik Mining Venture (Kazakhstan) (70% owned) (“BMV”).

Ivanhoe Mines’ investment in Asia Gold Corp. (“Asia Gold”) (B.C., Canada) (47% owned) remains consolidated at September 30, 2005 due to Ivanhoe Mines having control over the operating, financing and strategic decisions of Asia Gold.

Ivanhoe Mines’ investment in Myanmar Ivanhoe Copper Company Limited (“JVCo”) (Myanmar) (50% owned), which is subject to joint control, is accounted for using the equity method.

All intercompany transactions and balances have been eliminated, where appropriate.

Variable Interest Entities (“VIE’s”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003) (“FIN 46R”) “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(b)	Measurement uncertainties

Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among other things, the recoverability of accounts receivable and investments, the proven and probable ore reserves, the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the provision for income taxes and composition of deferred income tax assets and deferred income tax liabilities, the expected economic lives of and the estimated future operating results and net cash flows from property, plant and equipment, and the anticipated costs and timing of asset retirement obligations.

(c)	Foreign currencies

The Company considers the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

(d)	Cash and cash equivalents

Cash and cash equivalents include short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding 90 days.

(e)	Inventories

Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

(f)	Long-term investments

Long-term investments in companies in which Ivanhoe Mines has voting interests of 20% to 50%, or where Ivanhoe Mines has the ability to exercise significant influence, are accounted for using the equity method. Under this method, Ivanhoe Mines’ share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

The other long-term investments are classified as “available -for-sale” investments. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of shareholders’ equity, unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income in the period. Realized gains and losses from the sale of these investments are included in income in the period.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(g)	Exploration and development

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Exploration costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

(h)	Property, plant and equipment

Property, plant and equipment are carried at cost (including development and preproduction costs, capitalized interest, other financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues), less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis, using estimated proven and probable reserves as the depletion basis.

Property, plant and equipment are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over one to twenty years).

Capital works in progress are not depreciated until the capital asset has been put into operation.

Ivanhoe Mines reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with values beyond proven and probable reserves. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)	Stripping costs

On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Commencing in the first quarter of 2005, Ivanhoe Mines changed its accounting policy with respect to stripping costs to comply with the consensus reached by the EITF. This change has been applied retrospectively by restating prior period financial statements. In 2004 and prior years, Ivanhoe Mines deferred or accrued stripping costs incurred during production, as appropriate, and charged these costs to operations on the basis of the estimated average stripping ratio for each mine area. The effect of this change was to increase the deficit at January 1, 2004 by $7,628,000, to increase the net loss for the year ended December 31, 2004 by $7,889,000 ($0.03 per share) and to decrease assets of discontinued operations and investment in joint venture at December 31, 2004 by $13,973,000 and $1,544,000 respectively. The net loss for the three and nine month periods ended September 30, 2004 were also increased by $762,000 ($0.00 per share) and $6,827,000 ($0.03 per share), respectively, as a result of this change.

(j)	Asset retirement obligations

Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

(k)	Revenue recognition

Revenue at JVCo from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Revenue from copper cathode includes provisional pricing arrangements accounted for as embedded derivative instruments under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended.

(l)	Stock-based compensation

The Company has an Employees’ and Directors’ Equity Incentive Plan. The Company records compensation expense using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”. Accordingly, the fair value of stock options at the date of grant is amortized to operations, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital are transferred to share capital.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(m)	Deferred income taxes

The Company computes income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 requires that the provision for deferred income taxes be based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.

(n)	Loss per share

The Company follows SFAS No. 128, “Earnings Per Share”, which requires the presentation of basic and diluted earnings per share. The basic loss per share is computed by dividing the net loss attributable to common stock by the weighted average number of common shares and Special Warrants outstanding during the year. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. The effect of potentially dilutive stock options and share purchase warrants was antidilutive in the periods ending September 30, 2005 and 2004.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
2.	DISCONTINUED OPERATIONS
In November 2004, the Company adopted a plan to dispose of the Savage River Iron Ore Project (the “Project”). This decision was part of the Company’s plan to rationalize its non-core assets as it focuses on the Oyu Tolgoi project in Mongolia. In February 2005, Ivanhoe Mines sold the Project for two initial payments totalling $21.5 million, plus a series of contingent, annual payments based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.
Ivanhoe Mines received the first initial payment of $15.0 million on February 28, 2005. The second payment of $6.5 million plus an additional $0.2 million in interest is due on or before January 31, 2006.
The future payments will be received over five years commencing March 2006. These payments will be calculated at an initial rate of $1.00 per tonne of iron ore pellets if the annual benchmark pellet price exceeds $30 per tonne, and will escalate to a maximum of $16.50 per tonne of iron ore pellets if the annual price exceeds $80 per tonne. Based on the tonnes of iron ore sold during the six months ended September 30, 2005 and the escalating price formula, an amount of $12.3 million has been accrued as receivable .
At September 30, 2005, Ivanhoe Mines has a total of $19.0 million included in accounts receivable related to the disposition of the Project. The amount is comprised of the second initial payment of $6.7 million and the six month escalating payment of $12.3 million.
The following table presents summarized financial information related to discontinued operations:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
REVENUE	$—	$19,372	$18,031	$58,817
COST OF OPERATIONS	—	(17,370)	(11,965)	(61,191)
DEPRECIATION AND DEPLETION	—	(358)	—	(992)

OPERATING PROFIT (LOSS)	—	1,644	6,066	(3,366)
EXPENSES
General and administrative	—	(4)	(4)	(28)
Interest expense	—	(262)	(203)	(759)

INCOME (LOSS) BEFORE THE FOLLOWING	—	1,378	5,859	(4,153)
Interest income	—	103	16	218
Foreign exchange gain (loss)	—	(28)	(285)	132
Other expense	—	(836)	(191)	(1,327)

INCOME (LOSS) BEFORE INCOME TAXES	—	617	5,399	(5,130)
Recovery of income taxes	—	36	7	91

NET INCOME	—	653	5,406	(5,039)
Contingent Income	6,378	—	12,319	—
Gain on sale of ABM	—	—	10,267	—

NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS	$6,378	$653	$27,992	$(5,039)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
3.	CASH AND CASH EQUIVALENTS
Cash and cash equivalents at September 30, 2005 included Asia Gold’s cash and cash equivalents balance of $4.7 million (December 31, 2004: $8.2 million) which was not available for Ivanhoe Mines’ general corporate purposes.
4.	LONG-TERM INVESTMENTS
(a)	During the three months ended March 31, 2005, the share price of Olympus Pacific Minerals Inc. (“Olympus”) deteriorated with the result that the market value of Ivanhoe Mines’ investment in Olympus decreased significantly below carrying value. Accordingly, the Company recorded an impairment provision of $1,438,000 reducing the carrying value of this investment to $4,424,000.

In May 2005, Ivanhoe Mines sold its investment in Olympus, generating proceeds of $4,539,000. This transaction resulted in a gain on sale of $115,000.

(b)	During the three months ended June 30, 2005, Ivanhoe Mines exercised its 4.6 million share purchase warrants of Entrée Gold Inc. (“Entrée”) to acquire 4.6 million common shares at a cost of $4,111,000 (Cdn$5,060,000).

(c)	During the three months ended September 30, 2005, Ivanhoe Mines acquired 1.2 million units in Entrée at a cost of $2,199,000 (Cdn$2,718,000). Each unit consists of one Entrée common share and two share purchase warrants. At September 30, 2005, Ivanhoe Mines owned 15.8% of Entrée’s issued and outstanding share capital.

5.	LOANS PAYABLE TO RELATED PARTIES
These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111,055,000 from the sale of the Savage River Project.
6.	SHARE CAPITAL
During the nine months ended September 30, 2005, 975,000 options were granted. These options have a weighted average exercise price of Cdn$8.85, lives of five years and vest over periods ranging from one to four years. The weighted average fair value of the options issued was estimated at Cdn$4.98 per share option at the grant date using the Black-Scholes pricing model. The option valuation was based on an average expected option life of five years, a risk-free interest rate of 3.72%, a dividend yield of nil% and an expected volatility of 60.8%.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
7.	SEGMENTED INFORMATION

THREE MONTHS ENDED SEPTEMBER 30, 2005
	Exploration	Corporate	Consolidated

Operating expenses
Exploration	$(28,884)	$—	$(28,884)
General and administrative	—	(7,263)	(7,263)
Interest	(31)	(58)	(89)
Depreciation	(471)	(14)	(485)
Mining property care and maintenance costs	—	(481)	(481)

Operating loss	(29,386)	(7,816)	(37,202)
Other income (expenses)
Share of income from joint venture	—	7,965	7,965
Interest income	101	1,192	1,293
Foreign exchange gain	49	7,062	7,111
Share of loss of significantly influenced investees	—	(383)	(383)

Loss before taxes and other items	(29,236)	8,020	(21,216)
Provision for income and capital taxes	(66)	(16)	(82)
Minority interests	657	—	657

Net loss from continuing operations	$(28,645)	$8,004	$(20,641)

Expenditures on property, plant and equipment	$12,297	$843	$13,140

Total assets
Continuing operations	$97,253	$316,525	$413,778
Discontinued operations	—	—	—

	$97,253	$316,525	$413,778

THREE MONTHS ENDED SEPTEMBER 30, 2004
	Exploration	Corporate	Consolidated

Operating Expenses
Exploration	$(28,526)	$—	$(28,526)
General and administrative	—	(5,959)	(5,959)
Interest	(26)	(44)	(70)
Depreciation	(462)	—	(462)
Mining property care and maintenance costs	—	(827)	(827)

Operating Loss	(29,014)	(6,830)	(35,844)
Other income (expeneses)
Share of income from joint venture	—	4,558	4,558
Interest income	19	1,627	1,646
Foreign exchange gain	620	3,602	4,222
Share of loss of significantly influenced investees	—	(558)	(558)

Loss before taxes and other items	(28,375)	2,399	(25,976)
Provision for income and capital taxes	(97)	(40)	(137)
Minority interests	637	—	637

Net loss from continuing operations	$(27,835)	$2,359	$(25,476)

Expenditures on property, plant and equipment	$1,281	$1,115	$2,396

Total assets
Continuing operations	$81,101	$274,093	$355,194
Discontinued operations	—	33,100	33,100

	$81,101	$307,193	$388,294

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
7.	SEGMENTED INFORMATION (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2005
	Exploration	Corporate	Consolidated

Operating expenses
Exploration	$(87,119)	$—	$(87,119)
General and administrative	—	(17,975)	(17,975)
Interest	(93)	(173)	(266)
Depreciation	(1,678)	(26)	(1,704)
Mining property care and maintenance costs	—	(2,232)	(2,232)

Operating loss	(88,890)	(20,406)	(109,296)
Other income (expenses)
Share of income from joint venture	—	23,477	23,477
Interest income	208	2,348	2,556
Foreign exchange gain (loss)	(118)	8,352	8,234
Share of loss of significantly influenced investees	—	(1,004)	(1,004)
Gain on sale of long-term investments	—	115	115
Write-down of carrying value of long-term investment	—	(1,438)	(1,438)

Loss before taxes and other items	(88,800)	11,444	(77,356)
Provision for income and capital taxes	(138)	(74)	(212)
Minority interests	1,658	—	1,658

Net loss from continuing operations	$(87,280)	$11,370	$(75,910)

Expenditures on property, plant and equipment	$19,571	$2,791	$22,362

Total assets
Continuing operations	$97,253	$316,525	$413,778
Discontinued operations	—	—	—

	$97,253	$316,525	$413,778

NINE MONTHS ENDED SEPTEMBER 30, 2004
	Exploration	Corporate	Consolidated

Operating expenses
Exploration	$(74,073)	$—	$(74,073)
General and administrative	—	(15,915)	(15,915)
Interest	(82)	(131)	(213)
Depreciation	(1,447)	(12)	(1,459)
Mining property care and maintenance costs	—	(2,702)	(2,702)

Operating loss	(75,602)	(18,760)	(94,362)
Other income (expenses)
Share of income from joint venture	—	14,857	14,857
Interest income	150	2,117	2,267
Foreign exchange gain (loss)	(240)	1,354	1,114
Share of loss of significantly influenced investees	—	(1,812)	(1,812)
Gain on sale of long-term investments	—	4,523	4,523

Loss before taxes and other items	(75,692)	2,279	(73,413)
Provision for income and capital taxes	(142)	(239)	(381)
Minority interests	1,393	—	1,393

Net loss from continuing operations	$(74,441)	$2,040	$(72,401)

Expenditures on property, plant and equipment	$3,854	$1,515	$5,369

Total assets
Continuing operations	$81,101	$274,093	$355,194
Discontinued operations	—	33,100	33,100

	$81,101	$307,193	$388,294

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
8.	SUPPLEMENTARY CASH FLOW INFORMATION

(a)	During the nine months ended September 30, 2005, 50,000 common shares of the Company were issued as consideration for the purchase of certain exploration equipment valued at $362,000.

(b)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

Interest paid	$—	$—	$—	$—
Income and capital taxes paid	—	129	277	298
(c)	Net change in non-cash operating working capital items:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

(Increase) decrease in:
Accounts receivable	$(1,403)	$(2,197)	$(1,929)	$(5,716)
Inventories	680	19	627	114
Prepaid expenses	(890)	(231)	(1,296)	(492)
Other current assets	—	(118)	—	1,989
Increase in:
Accounts payable and accrued liabilities	(7,667)	(64)	(7,246)	6,490

	$(9,280)	$(2,591)	$(9,844)	$2,385

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
As indicated in Note 1, these consolidated financial statements have been prepared in accordance with U.S. GAAP, which, in the case of the Company, conform in all material respects with Canadian GAAP, except as set forth below.

	September 30,	September 30	December 31,	December 31,
	2005	2005	2004	2004
		(As previously		(As previously
		reported under		reported under
	(U.S. GAAP)	Canadian GAAP)	(U.S. GAAP)	Canadian GAAP)
	(a)	(a)	(a)	(a)
ASSETS

CURRENT
Cash and cash equivalents	$133,542	$150,850	$112,478	$122,577
Accounts receivable	27,300	28,870	6,552	10,286
Broken ore on leach pads	—	11,243	—	9,929
Inventories	1,565	5,922	2,192	5,575
Prepaid expenses	2,492	5,069	1,196	2,996
Other current assets	3,000	3,000	3,000	3,117
Current assets of discontinued operations	—	—	36,636	36,636

TOTAL CURRENT ASSETS	167,899	204,954	162,054	191,116
INVESTMENT IN JOINT VENTURE (a)	140,331	—	126,911	—
LONG-TERM INVESTMENTS (e)	24,514	15,726	19,160	16,281
PROPERTY, PLANT AND EQUIPMENT (d)	75,170	211,223	54,434	191,824
DEFERRED INCOME TAXES	208	621	318	782
OTHER ASSETS	5,656	7,235	3,764	5,333
NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS (b) and (c)	—	—	9,627	29,320

TOTAL ASSETS	$413,778	$439,759	$376,268	$434,656

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$7,244	$18,506	$14,412	$24,764
Current portion of long-term debt	—	—	—	7,500
Current liabilities of discontinued operations	—	—	14,082	14,082

TOTAL CURRENT LIABILITIES	7,244	18,506	28,494	46,346

LOANS PAYABLE TO RELATED PARTIES	5,088	5,088	5,088	5,088
DEFERRED INCOME TAXES (c)	349	12,562	476	12,788
ASSET RETIREMENT OBLIGATIONS	5,492	10,067	5,267	9,636
OTHER LIABILITIES	—	1,080	—	1,404
NON-CURRENT LIABILITIES OF DISCONTINUED OPERATIONS	—	—	26,380	26,380

TOTAL LIABILITIES	18,173	47,303	65,705	101,642

MINORITY INTERESTS	2,581	2,581	3,713	3,713

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (b)	991,541	996,471	868,606	873,536
ADDITIONAL PAID-IN CAPITAL	21,531	16,848	16,283	12,073
ACCUMULATED OTHER COMPREHENSIVE INCOME (f)	8,788	—	2,879	—
DEFICIT	(628,836)	(623,444)	(580,918)	(556,308)

TOTAL SHAREHOLDERS’ EQUITY	393,024	389,875	306,850	329,301

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$413,778	$439,759	$376,268	$434,656

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Three months ended September 30,		Three months ended September 30,
	2005	2005	2004	2004
		(As previously		(As previously
		reported under		reported under
		Canadian		Canadian
	(U.S. GAAP)	GAAP)	(U.S. GAAP)	GAAP)
	(a)	(a)	(a)	(a)
REVENUE	$—	$15,439	$—	$9,783
COST OF OPERATIONS	—	(4,633)	—	(2,952)
DEPRECIATION	—	(1,401)	—	(1,117)

OPERATING PROFIT	—	9,405	—	5,714

OPERATING EXPENSES
Exploration	(28,884)	(28,879)	(28,526)	(28,525)
General and administrative	(7,263)	(7,373)	(5,959)	(5,920)
Interest	(89)	(222)	(70)	(255)
Depreciation	(485)	(485)	(462)	(462)
Mining property care and maintenance costs	(481)	(481)	(827)	(827)

OPERATING LOSS	(37,202)	(28,035)	(35,844)	(30,275)

OTHER INCOME (EXPENSES)
Share of income from joint venture	7,965	—	4,558	—
Interest income	1,293	1,163	1,646	1,664
Foreign exchange gains	7,111	7,208	4,222	4,180
Dilution gain on investment in subsidiary (i)	—	473	—	—
Share of loss of significantly influenced investees	(383)	(383)	(558)	(558)
Loss on sale of other capital asset	—	—	—	(197)

LOSS BEFORE TAXES AND OTHER ITEMS	(21,216)	(19,574)	(25,976)	(25,186)
Provision for income and capital taxes	(82)	(1,445)	(137)	(925)
Minority interests	657	657	637	637

NET LOSS FROM CONTINUING OPERATIONS	(20,641)	(20,362)	(25,476)	(25,474)
NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS (c) and (h)	6,378	3,957	653	(88)

NET LOSS	$(14,263)	$(16,405)	$(24,823)	$(25,562)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE FROM
CONTINUING OPERATIONS	$(0.07)	$(0.06)	$(0.09)	$(0.09)
DISCONTINUED OPERATIONS	0.02	0.01	0.00	(0.00)

	$(0.05)	$(0.05)	$(0.09)	$(0.09)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	314,011	314,011	290,582	290,582

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Nine months ended September 30,		Nine months ended September 30,
	2005	2005	2004	2004
		(As previously		(As previously
		reported under		reported under
		Canadian		Canadian
	(U.S. GAAP)	GAAP)	(U.S. GAAP)	GAAP)
	(a)	(a)	(a)	(a)
REVENUE	$—	$46,197	$—	$29,977
COST OF OPERATIONS	—	(12,716)	—	(8,285)
DEPRECIATION	—	(4,357)	—	(3,678)

OPERATING PROFIT	—	29,124	—	18,014

OPERATING EXPENSES
Exploration	(87,119)	(87,112)	(74,073)	(74,070)
General and administrative	(17,975)	(18,302)	(15,915)	(16,154)
Interest	(266)	(687)	(213)	(829)
Depreciation	(1,704)	(1,704)	(1,459)	(1,459)
Mining property care and maintenance costs	(2,232)	(2,232)	(2,702)	(2,702)

OPERATING LOSS	(109,296)	(80,913)	(94,362)	(77,200)

OTHER INCOME (EXPENSES)
Share of income from joint venture	23,477	—	14,857	—
Interest income	2,556	2,590	2,267	2,288
Foreign exchange gains	8,234	8,196	1,114	1,012
Dilution gain on investment in subsidiary (i)	—	473	—	—
Share of loss of significantly influenced investees	(1,004)	(1,004)	(1,812)	(1,812)
Gain on sale of long-term investments	115	115	4,523	4,523
Loss on sale of other capital asset	—	—	—	(197)
Write-down of carrying value of long-term investments	(1,438)	(1,438)	—	—

LOSS BEFORE TAXES AND OTHER ITEMS	(77,356)	(71,981)	(73,413)	(71,386)
Provision for income and capital taxes	(212)	(5,308)	(381)	(2,407)
Minority interests	1,658	1,658	1,393	1,393

NET LOSS FROM CONTINUING OPERATIONS	(75,910)	(75,631)	(72,401)	(72,400)
NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS (c) and (h)	27,992	8,495	(5,039)	(7,269)

NET LOSS	$(47,918)	$(67,136)	$(77,440)	$(79,669)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE FROM
CONTINUING OPERATIONS	$(0.25)	$(0.25)	$(0.26)	$(0.26)
DISCONTINUED OPERATIONS	0.09	0.03	(0.02)	(0.03)

	$(0.16)	$(0.22)	$(0.28)	$(0.29)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	302,006	302,006	277,965	277,965

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Three Months Ended September 30,		Three Months Ended September 30,
	2005	2005	2004	2004
		(As previously		(As previously
		reported under		reported under
	(U.S. GAAP)	Canadian GAAP)	(U.S. GAAP)	Canadian GAAP)
	(a)	(a)	(a)	(a)
OPERATING ACTIVITIES
Net loss	$(20,641)	$(20,362)	$(25,476)	$(25,474)
Items not involving use of cash
Depreciation	485	1,886	462	1,579
Stock-based compensation	2,050	2,048	1,277	1,277
Accretion expense	87	156	79	129
Unrealized foreign exchange gains	(7,001)	(7,005)	(2,842)	(2,938)
Share of earnings from joint venture, net of cash distribution	(7,965)	—	(4,558)	—
Share of loss of significantly influenced investees	383	383	558	558
Deferred income taxes	(8)	(91)	(4)	42
Minority interests	(657)	(657)	(637)	(637)
Dilution gain on investment in subsidiary	—	(473)	—	—
Loss on sale of property, plant, and equipment	—	—	197	197
(Decrease) increase in non-current portion of royalty payable	—	(107)	—	15
Net change in non-cash operating working capital items	(9,280)	(9,517)	(2,591)	1,074

Cash used in operating activities of continuing operations	(42,547)	(33,739)	(33,535)	(24,178)
Cash used in operating activities of discontinued operations	—	—	(5,116)	(4,832)

Cash used in operating activities	(42,547)	(33,739)	(38,651)	(29,010)

INVESTING ACTIVITIES
Purchase of long-term investments	(2,199)	(2,198)	—	—
Proceeds from sale of property, plant and equipment	—	—	2,260	2,260
Expenditures on property, plant and equipment	(13,140)	(14,385)	(2,396)	(4,451)
Expenditures on other assets	(660)	(529)	(66)	(72)
Other	—	—	173	54

Cash used in investing activities of continuing operations	(15,999)	(17,112)	(29)	(2,209)
Cash used in investing activities of discontinued operations	—	—	(941)	(1,188)

Cash used in investing activities	(15,999)	(17,112)	(970)	(3,397)

FINANCING ACTIVITIES
Issue of share capital	328	330	100,861	100,861
Minority interests’ investment in subsidiary	1,000	1,000	—	—
Repayment of long-term debt	—	(3,750)	—	(3,750)

Cash provided by (used in) financing activities of continuing operations	1,328	(2,420)	100,861	97,111
Cash provided by financing activities of discontinued operations	—	—	5,552	5,552

Cash provided by financing activities	1,328	(2,420)	106,413	102,663

EFFECT OF EXCHANGE RATE CHANGES ON CASH	6,987	6,987	3,023	3,023

NET CASH (OUTFLOW) INFLOW	(50,231)	(46,284)	69,815	73,279
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	183,773	197,134	28,745	31,915

CASH AND CASH EQUIVALENTS, END OF PERIOD	$133,542	$150,850	$98,560	$105,194

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$21,374	$38,682	$30,421	$37,055
Short-term money market instruments	112,168	112,168	68,139	68,139

	$133,542	$150,850	$98,560	$105,194

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2005	2005	2004	2004
		(As previously		(As previously
		reported under		reported under
	(U.S. GAAP)	Canadian GAAP)	(U.S. GAAP)	Canadian GAAP)
	(a)	(a)	(a)	(a)
OPERATING ACTIVITIES
Net loss	$(75,910)	$(75,631)	$(72,401)	$(72,400)
Items not involving use of cash
Depreciation	1,704	6,061	1,459	5,137
Stock-based compensation	5,739	5,739	4,909	4,909
Accretion expense	265	471	138	389
Non-cash exploration expense recovery	—	—	(3,248)	(3,248)
Unrealized foreign exchange gains	(8,261)	(8,260)	(2,131)	(2,134)
Share of earnings from joint venture, net of cash distribution	(13,477)	—	(14,857)	—
Share of loss of significantly influenced investees	1,004	1,004	1,812	1,812
Gain on sale of long-term investments	(115)	(115)	(4,523)	(4,523)
Write-down of carrying value of long-term investments	1,438	1,438	—	—
Deferred income taxes	(17)	(65)	113	24
Minority interests	(1,658)	(1,658)	(1,393)	(1,393)
Dilution gain on investment in subsidiary	—	(473)	—	—
Loss on sale of property, plant, and equipment	—	—	197	197
(Decrease) increase in non-current portion of royalty payable	—	(323)	—	(539)
Net change in non-cash operating working capital items	(9,844)	(9,523)	2,385	1,291

Cash used in operating activities of continuing operations	(99,132)	(81,335)	(87,540)	(70,478)
Cash provided by (used in) operating activities of continuing operations	2,592	2,592	(1,800)	(1,800)

Cash used in operating activities	(96,540)	(78,743)	(89,340)	(72,278)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	15,000	15,000	—	—
Purchase of long-term investments	(6,309)	(6,309)	—	—
Proceeds from sale of long-term investments	4,539	4,539	2,461	2,461
Proceeds from sale of property, plant and equipment	—	—	2,720	2,720
Expenditures on property, plant and equipment	(22,000)	(25,020)	(25,369)	(29,627)
Expenditures on other assets	(1,898)	(1,965)	(6)	(35)
Other	(2,078)	(2,079)	(3,693)	(3,812)

Cash used in investing activities of continuing operations	(12,746)	(15,834)	(23,887)	(28,293)
Cash used in activities of discontinued operations	(502)	(502)	(2,587)	(2,587)

Cash used in investing activities	(13,248)	(16,336)	(26,474)	(30,880)

FINANCING ACTIVITIES
Issue of share capital	121,609	121,609	101,292	101,292
Minority interests’ investment in subsidiary	1,000	1,000	—	—
Repayment of long-term debt	—	(7,500)	—	(7,500)

Cash provided by financing activities of continuing operations	122,609	115,109	101,292	93,792
Cash (used in) provided by financing activities of discontinued operations	(37)	(37)	5,492	5,492

Cash provided by financing activities	122,572	115,072	106,784	99,284

EFFECT OF EXCHANGE RATE CHANGES ON CASH	8,280	8,280	2,074	2,074

NET CASH (OUTFLOW) INFLOW	21,064	28,273	(6,956)	(1,800)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	112,478	122,577	105,516	106,994

CASH AND CASH EQUIVALENTS, END OF PERIOD	$133,542	$150,850	$98,560	$105,194

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$21,374	$38,682	$30,421	$37,055
Short-term money market instruments	112,168	112,168	68,139	68,139

	$133,542	$150,850	$98,560	$105,194

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
Material differences between Canadian and U.S. GAAP and their effect on the financial statements in the periods ended September 30, 2005 and 2004 are summarized below.
(a)	Joint venture

Under U.S. GAAP the Company’s joint venture interest in JVCo was accounted for using the equity method. Under Canadian GAAP, this joint venture interest would have been accounted for on a proportionate consolidation basis.

Under Canadian GAAP, the carrying amount of the Company’s investment and its share of equity of JVCo is eliminated. The Company’s proportionate share of each line item of JVCo’s assets, liabilities, revenue and expenses is included in the corresponding line items of the Company’s financial statements. All intercompany balances and transactions would be eliminated.
(b)	Acquisition of ABM

Under U.S. GAAP, the fair value of the shares issued in 2000 to effect the acquisition of ABM were measured at the date the acquisition was announced and the terms agreed to, whereas, under Canadian GAAP, the shares issued would have been measured at the transaction date. This difference would have resulted in the cost of the acquisition under Canadian GAAP being $4,930,000 higher than under U.S. GAAP.

Under U.S. GAAP, the Company included in the cost of the acquisition of ABM the intrinsic value of the unvested options granted by the Company in 2000 as consideration for the acquisition of all of the outstanding stock options of ABM. Under U.S. GAAP, the deferred stock compensation was recognized as a compensation cost over the remaining future vesting period of the options. Under Canadian GAAP, the Company would have included in the cost of acquisition of ABM the $1,750,000 fair value of the stock options. This difference would have resulted in the cost of the acquisition in 2000 under Canadian GAAP being $704,000 higher than under U.S. GAAP.

ABM was sold in February 2005 (Note 2).

(c)	Impairment of long-lived assets

Under U.S. GAAP, impairment charges are recorded based on the discounted, estimated future net cash flows, whereas, under Canadian GAAP, impairment charges on long-lived assets in 2002 and prior years were recorded as the excess of their carrying amount over their recoverable amount, which was determined based on the undiscounted estimated future net cash flows.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
Under U.S. GAAP, the Savage River Project was fully written off as at December 31, 2002. However, under Canadian GAAP only an $18 million write-down would have been taken. In 2003, additional amounts capitalized under U.S. GAAP were written off; however, these would have been capitalized under Canadian GAAP. As a result, under Canadian GAAP, these assets would need to be depreciated and depleted. During the nine months ended September 30, 2005 additional depreciation recorded under Canadian GAAP was $nil (2004: $2,229,000).
(d)	Other mineral property interests

Under U.S. GAAP, where the mineral property interests are, at the date of acquisition, without economically recoverable reserves, these costs are generally considered to be exploration costs that are expensed as incurred. Under Canadian GAAP, the costs of the acquisition of mineral property interests are capitalized.

In accordance with EITF 04-02, Whether Mining Rights are Tangible or Intangible Assets, the Company classifies its mineral exploration licenses as tangible assets and there is no difference between Canadian and U.S. GAAP. Prior to January 2004, the costs of acquisition of Ivanhoe Mines’ mineral exploration licenses were classified as intangible assets under U.S. GAAP and amortized over the term of the licenses. As a result, for Canadian GAAP purposes, the $6,521,000, net of deferred income taxes of $882,000, in amortization or write-offs of other mineral property interests under U.S. GAAP needs to be reversed.

(e)	Long-term investments

Under U.S. GAAP, portfolio investments are classified as available-for-sale securities, which are carried at market value. The resulting unrealized gains or losses are included in the determination of comprehensive income, net of income taxes where applicable. Under Canadian GAAP, these investments would be carried at their original cost less provisions for impairment.

(f)	Other comprehensive income

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income, excluding the deficit, be disclosed separately in shareholders’ equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by, and distributions to, owners. Under Canadian GAAP, companies do not report comprehensive income or loss.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(g)	Income taxes

Under U.S. GAAP, deferred income taxes are calculated based on enacted tax rates applicable to future years. Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. This difference in GAAP did not have any effect on the financial position of the Company as at September 30, 2005 and September 31, 2004 nor the results of operations of the Company for the nine months ended September 30, 2005 and 2004.

(h)	Gain on sale of ABM

Under U.S. GAAP, the net book value of ABM when it was sold in February 2005 was $11.2 million, whereas under Canadian GAAP the carrying value was $30.9 million. During the nine months ended September 30, 2005, total proceeds from the sale were $33.8 million, representing cash instalments of $21.5 million. plus escalating payments of $12.3 million. Therefore, under Canadian GAAP the gain on sale was $19.7 million less than under U.S. GAAP.

(i)	Dilution gain on investment in subsidiary

Under U.S. GAAP the $473,000 dilution gain on investment in a subsidiary was accounted for as part of additional paid in capital. Under Canadian GAAP, the dilution gain would have been included in the net loss for 2005.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

		Share Information	Investor Information
3	Interim Report For the three and nine months ended September 30, 2005	Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange and the Toronto Stock Exchange.	All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At November 8, 2005 the Company had 314.1 million common shares issued and outstanding and warrants and stock options exercisable for 9.3 million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media : Bob Williamson Suite 654-999 Canada Place Vancouver, BC, Canada V6C 3E1 E-mail : info@ivanhoemines.com Tel : (604) 688-5755
Highlights
Oyu Tolgoi Project — On September 29, 2005, the Company announced the release of an independent Integrated Development Plan (“IDP”) for the Oyu Tolgoi Project in Mongolia. The IDP proposes the development of a combined open pit/underground block cave operation resulting in a total mine life exceeding 40 years.
Two phases are being proposed to produce a copper/gold concentrate. The first phase is expected to yield a throughput rate of 70,000 tonnes-per-day. In year 3 of phase one, a decision is envisaged to proceed to a second phase expansion to 140,000 tonnes-per-day. Total production from the project is expected to make the Oyu Tolgoi Project one of the world’s next major copper and gold mines with average production of more than one billion pounds of copper and 330, 000 ounces of gold for at least 35 years. Peak annual production is estimated to yield more than 1.6 billion pounds of copper and 900,000 ounces of gold.
Based on current timing estimates, the starting date for commercial production at Oyu Tolgoi Project is mid-2008. Phase one is expected to reach a full production capacity of 70,000 tonnes per day at the beginning of 2009. Full production capacity of 140,000 tonnes per day is expected by year seven.
Assuming the implementation of phase two, the net present value for the Oyu Tolgoi Project, using an 8% discount rate, is estimated at approximately $3.44 billion before tax and $2.71 billion after tax. Using a 10% discount rate, the net present value is estimated at $2.4 billion before tax and $1.85 billion after tax. The IDP financial models were constructed using a base copper price of $1.00 per pound and a base gold price of $400 per ounce. These financial models were based on the Company’s interpretation of existing tax, mining and other relevant Mongolian laws and the terms of the draft Special Stability Agreement currently being negotiated with the Mongolian government.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Accessing, as soon as possible, the deep potential of the Hugo North deposit is currently viewed by the Company’s management as being critical to the financial success of the development of the Oyu Tolgoi Project. Therefore, the construction of Shaft #1, a 6.7-metre-diameter exploration shaft, along with headframe, hoisting plant, associated infrastructure and pre-sinking excavation, was undertaken in Q3’05. Further shaft sinking from the completed headframe is expected to commence in Q4’05.
Ivanhoe-Entrée Gold joint-venture — During the quarter the Company announced drilling results from two holes, EGC053 and OTD1218, which confirmed the extension of the Hugo Far North mineralized zone for an additional 150 metres to the north. The Hugo Far North mineralization now has been extended to at least 600 metres north of the Ivanhoe/Entrée joint venture property boundary into the Shivee Tolgoi property and brings the total length of the high-grade deposit to over 2.5 kilometres. Step-out and infill drilling is ongoing, with four deep-hole-capacity drilling rigs.
An updated independent resource estimate, which will incorporate drilling results from the Ivanhoe/Entrée property, is expected in early 2006. The IDP did not include any of the high-grade copper and gold mineralization discovered on the Shivee Tolgoi property.
In July 2005, the Company increased its holding in Entrée Gold Inc. (“Entrée”) to 10.4 million common shares (15.8%) by acquiring an additional 1.2 million units of Entrée at a cost of $2.2 million. Each unit consists of one Entrée common share and two share purchase warrants.
S&K Mine — In Q3’05, cathode production from the mine totaled 8,497 tonnes (net 4,249 to the Company), representing an 8% increase over the same period in 2004. Copper sale prices for the quarter averaged $1.81 per pound, compared to $1.27 per pound in Q3’04. Recoverable copper grade for the quarter averaged 0.51% compared to 0.54% in Q3’04. During the quarter, the share of income from equity accounted joint venture totalled $8.0 million, compared to $4.6 million in Q3’04.
Results of Operations — In Q3’05, the Company recorded a net loss of $14.3 million (or $0.05 per share), compared to a net loss of $24.8 million (or $0.09 per share) in Q3’04. The decrease in net loss between the two quarters mainly was due to a $3.4 million increase in share of income from joint venture and $5.7 million in income from discontinued operations in Q3’05, compared to the same period in 2004.
MANAGEMENT’S DISCUSSION AND ANALYSIS — Q3’05
(Stated in U.S. dollars except where noted)
INTRODUCTION
This discussion and analysis of the financial position and results of operations (“MD&A”) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three and nine months ended September 30, 2005. These consolidated financial statements have been prepared in accordance with United States of America generally

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
accepted accounting principles (“U.S. GAAP”). Differences between Canadian and U.S. GAAP that would have materially affected the Company’s reported financial results are set out in Note 9. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries and joint ventures. The effective date of this MD&A is November, 8, 2005.
Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
FORWARD LOOKING STATEMENTS
Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of Ivanhoe Mines’ exploration, development and production projects, statements relating to the potential of the Oyu Tolgoi Project, statements relating to target milling rates and other statements that are not historical facts. When used in this document, the words such as , “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Ivanhoe Mines’ projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability of project financing and other risks. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The reader is cautioned not to place undue reliance on forward-looking statements.
This MD&A contains references to estimates of mineral resources. The estimation of resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of mineral resources will be accurate or that such mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. These risks are described in more detail in the annual information form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
CORPORATE STRATEGY & OUTLOOK
Ivanhoe Mines Ltd. is an international mining company currently focused on exploring and developing a major discovery of copper and gold at its Oyu Tolgoi project in southern Mongolia (the “Oyu Tolgoi Project”). Ivanhoe Mines’ operations also include the extraction of copper from a 50% joint-venture interest in the Monywa Copper Project in Myanmar.
Development of the Oyu Tolgoi Project — Since its inception in 1994, mineral exploration has been the Company’s main focus of interest. In 2005, the Company is devoting most of its management and financial resources to furthering the exploration and development of the Oyu Tolgoi Project, while at the same time continuing to explore for minerals in other parts of Mongolia, Eastern Asia and Australia. A priority also is being placed on fully understanding the extent, value and development potential of the strategically located coal resources recently uncovered on Ivanhoe Mines’ exploration concessions in southern Mongolia.
Stability Agreement — During Q3 ’05, discussions continued with Mongolian government authorities aimed at completing a Special Stability Agreement for Ivanhoe Mines’ Oyu Tolgoi Project. In September 2005, the Company submitted the IDP to the Mongolian government for review and consultation. The IDP, which is summarized below, is expected to form the basis for the Company’s ongoing discussions with the Mongolian government aimed at completing the Special Stability Agreement at the earliest opportunity. Although the negotiations are taking longer than expected to complete, management remains optimistic that the negotiations for the Special Stability Agreement can be successfully concluded in the near term. However there can be no assurance that a Special Stability Agreement containing all of the terms sought by the Company can be obtained in the foreseeable future, or at all.
The completion of the Development Plan represents an important milestone in the evolution of the Oyu Tolgoi Project ands should provide the context for finalizing a Special Stability Agreement that will satisfy the interests of the Mongolian government and the Company in the long-term success of the Oyu Tolgoi Project, and that also will serve as a model for attracting large-scale investment, both domestic and foreign, in Mongolia’s mineral sector.
Although amendments to Mongolia’s mining legislation have been proposed, based on its discussions with Mongolia’s President, Prime Minister, members of cabinet and senior parliamentarians, and on statements issued on July 25, 2005 by the Mineral Resources and Petroleum Authority of Mongolia, the Company does not anticipate material changes in legislation that would negatively affect the climate for foreign investment in the mining industry in Mongolia.
Integrated Development Plan — Rather than await the successful conclusion of a Special Stability Agreement, which would provide certainty for several key aspects required by a feasibility study, the Company released the IDP in September 2005. The IDP, which

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
qualifies as a preliminary assessment for purposes of Canada’s National Instrument 43-101, addressed the proven and probable reserves at the Southwest Oyu deposit, the independent estimate released in May 2005 of the indicated resources at the Hugo North deposit and the inferred resources at the Hugo North and the Hugo South deposits (the “Hugo Dummett” deposits).
The Integrated Development Plan is intended to present an overall picture of the future development of the Oyu Tolgoi Project. To bring the underground resources into a proven and probable category for feasibility purposes, actual underground development and characterization within the Hugo Dummett deposits is required. The exploration shaft and subsequent horizontal development is expected to accomplish this requirement.
Financing alternatives — The Company continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. The Company’s current plan is to aggressively advance the development of the project while continuing to discuss financing options with various parties.
During Q3’05, the Company continued its discussions with a number of major international mining industry participants capable of financing the project, with a view to selecting suitable strategic partners to develop the Oyu Tolgoi Project and associated infrastructure. The Company believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. The Company is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any ongoing or future discussions will result in an agreement with a strategic partner or that the Company will pursue development of the Oyu Tolgoi Project with a strategic partner at all.
Asset rationalization — The Company is continuing to explore opportunities to rationalize non-core assets through potential disposition alternatives involving the outright or partial sale of non-core project interests, the formation of one or more joint ventures in respect of certain non-core projects or other transactions that would dilute or eliminate the Company’s interest in, and relieve the Company of financial obligations in respect of, such non-core projects. The Company’s principal objectives are to generate, or otherwise preserve, cash and to devote more managerial and financial resources to the Oyu Tolgoi Project. There can be no assurance that any disposition of non-core assets presently under consideration will occur on a timely basis, or at all.
Liquidity and future funding requirements — The Company’s existing cash resources are expected to be sufficient to fund the Company’s current and planned activities until the end of Q2’06. Following completion, expected in late 2005, of an open-pit reserve estimate in respect of the Southern Oyu deposits, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Oyu Tolgoi Project. However, there can be no assurance that the Company will be able to

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
obtain project financing before its existing cash resources are expended. See “Cash Resources and Liquidity.”
Since its inception, the Company has relied on capital markets (and in particular, equity markets) to fund its exploration and other activities. If the Company’s existing cash resources are insufficient to fund all of the Company’s planned activities, or if the Company is unable to obtain project financing before its existing cash resources are expended, the Company will have to rely upon equity markets or other sources of capital (from potential joint venture partners or through other arrangements) — the availability of which cannot be assured —to continue funding the development of the Oyu Tolgoi Project. Capital markets are subject to significant volatilities and uncertainties.
There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed, in whole or in part, since factors beyond the Company’s control may adversely affect its access to funding or its ability to recruit third-party participants.
SELECTED FINANCIAL INFORMATION

	Quarter ended September 30,		Nine months ended September 30,
	2005	2004(1)	2005	2004(1)
Exploration expenses	(28.9)	(28.5)	(87.1)	(74.0)
General and administrative costs	(7.3)	(6.0)	(18.0)	(15.9)
Write-down of long-term investments	—	—	(1.4)	—
Gain on sale of long-term investments	—	—	0.1	4.5
Foreign exchange gain	7.1	4.2	8.2	1.1
Net (loss) from continuing operations	(20.6)	(25.5)	(75.9)	(72.4)
Net income (loss) from discontinued operations	6.4	0.7	28.0	(5.0)
Net (loss)	(14.3)	(24.8)	(47.9)	(77.4)
Net income (loss) per share
Continuing operations	($0.07)	$0.09	($0.25)	($0.26)
Discontinued operations	$0.02	$0.00	$0.09	($0.02)
Total assets	413.8	390.2	413.8	390.2

Continuing operations
Capital expenditures	13.1	2.4	22.4	5.4

Joint venture operations
Copper cathode — 50% share
Units sold — tonnes	4,111	3,676	13,324	11,302
Units produced — tonnes	4,249	3,925	13,609	11,526

Average sale price
Copper cathode — US$/pound	$1.80	$1.27	$1.66	$1.27

(1)	Certain numbers have been restated due to a change in accounting policy. Refer to Note 1 of the financial statements.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
SELECTED QUARTERLY DATA
(Expressed in millions of U.S. dollars, except per share amounts)

	Quarter ended
	Sept 30	Jun 30	Mar 31	Dec 31
	2005	2005	2005	2004(2)

Revenue	0.0	0.0	0.0	0.0
Operating profit	0.0	0.0	0.0	0.0
Total exploration	(28.9)	(33.8)	(24.4)	(24.2)
Foreign exchange gain (loss)	7.1	1.7	(0.6)	3.5
Net (loss) from continuing operations	(20.6)	(31.1)	(24.2)	(26.6)
Gain from discontinued operations	6.4	5.9	15.7	9.4

Net (loss)	(14.3)	(25.2)	(8.5)	(17.1)
Net profit (loss) per share
Continuing operation	(0.07)	(0.10)	(0.08)	(0.08)
Discontinued operations	0.02	0.02	0.05	0.03

Total	(0.05)	(0.08)	(0.03)	(0.05)

	Sept 30	Jun 30	Mar 31	Dec 31
	2004(2)	2004(2)	2004(2)	2003(1)

Revenue	0.0	0.0	0.0	6.8
Operating profit	0.0	0.0	0.0	1.0
Total exploration	(28.5)	(24.8)	(20.7)	(21.2)
Foreign exchange gain (loss)	4.2	(1.4)	(1.7)	5.1
Net (loss) from continuing operations	(25.5)	(23.1)	(23.8)	(13.0)
Gain (loss) from discontinued operations	0.7	2.2	(7.9)	(1.8)

Net (loss) from continuing operations	(24.8)	(21.0)	(31.6)	(14.8)
Net profit (loss) per share
Continuing operation	(0.09)	(0.09)	(0.09)	(0.05)
Discontinued operations	0.00	0.01	(0.03)	(0.01)

Total	(0.09)	(0.08)	(0.12)	(0.06)

(1)	As previously reported under Canadian GAAP.

(2)	Certain numbers have been restated due to a change in accounting policy. Refer to Note 1 of the financial statements.
REVIEW OF OPERATIONS
A) EXPLORATION
Total exploration and development expenditures capitalized in Q3’05 totalled $12.8 million, compared to $1.3 million in Q3’04. The $11.5 million increase in capitalized expenditures is mainly due to the capitalization of the Oyu Tolgoi Project’s surface and collar infrastructure for the exploration shaft. Future expenditures related to the deepening of the exploration shaft and related underground workings will be expensed.
In Q3’05, Ivanhoe Mines expensed $28.9 million in exploration and development activities, compared to $28.5 million in Q3’04. The majority of the $28.9 million was

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
spent on Ivanhoe Mines’ Mongolian properties ($26.3 million compared to $24.8 million in Q3’04). Approximately $21.9 million (83%) of the $26.3 million was spent on the Oyu Tolgoi Project and various coal exploration activities in the south Gobi region of Mongolia. The remaining 17% was spent on various exploration activities, including the Bronze Fox District, the Kharmagtai project, regional reconnaissance, licence holding fees and general, in-country administrative charges.
At the end of September 2005, Ivanhoe Mines held four mining licences at the Oyu Tolgoi Project totalling approximately 24,000 hectares. Ivanhoe Mines also held directly, and indirectly with Asia Gold Corp. (“Asia Gold”), a 47%-owned subsidiary of the Company, interests in Mongolian exploration licences covering approximately 13.5 million hectares.
a) Oyu Tolgoi Project, Mongolia
i) Oyu Tolgoi Exploration.
Drilling program — In Q3’05, the bulk of Ivanhoe Mines’ drilling efforts were focused on testing the Hugo Far North’s mineralized northern extension into the Ivanhoe-Entrée Joint-Venture property, as well as various satellite deposits throughout the Oyu Tolgoi property.
During the quarter, the Company announced drilling results from two holes, EGC053 and OTD1218, which confirmed the extension of the Hugo Far North mineralized zone for an additional 150 metres to the north. The Hugo Far North mineralization now has been extended to at least 600 metres north of the Ivanhoe/Entrée joint venture property boundary into the Shivee Tolgoi property and brings the total length of the high-grade deposit to over 2.5 kilometres. Step-out and infill drilling is ongoing, with four deep-hole-capacity drilling rigs.
Current geological interpretations estimate that hole EGC053 intersected the top of the deposit at a down-hole depth of 1,340 metres. The intersection totalled 42 metres of 2.07gram per tonne (“g/t”) gold and 2.62% copper (3.96% copper equivalent). All copper equivalent grades mentioned in this MD&A that are related to the Oyu Tolgoi Project have been calculated using assumed metal prices of $350 per ounce for gold and $0.80 per pound for copper. Additional drilling down-dip of hole EGD053, as a step out hole 150 metres to the north, will be completed in Q4’05.
Hole OTD1218, located approximately 150 metres northeast along strike from the Ivanhoe/Entrée joint venture boundary, intersected two significant drill hole intercepts starting at a down-hole depth of approximately 1,182 metres. The first intercept averaged 46 metres of 0.16 g/t gold and 1.34% copper (1.45% copper equivalent) and the second intercept averaged 114 metres of 2.64 g/t gold and 4.33% copper (6.04% copper equivalent).
Resource estimate — An updated independent resource estimate, which will incorporate drilling results from the Ivanhoe/Entrée property, is expected in early

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
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2006.
The latest independent resource estimate for the Oyu Tolgoi Project was released on May 3, 2005, based on drilling results to mid-April 2005. The May 2005 report, based on 583 drill holes totalling 273,000 metres for the Southern Oyu open-pit deposits and 267 drill holes totalling 287,000 metres for the Hugo North and Hugo South deposits (the “Hugo Dummett” deposits), estimated that the Oyu Tolgoi Project contained Measured and Indicated resources totalling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), at a 0.60% copper equivalent cut-off.
In addition to the Measured and Indicated resources, the Hugo Dummett deposits contain Inferred resources of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%) at a 0.60% copper equivalent cut-off.
Disclosures of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project were prepared under the supervision of Charles P.N. Forster and Stephen Torr, both employees of Ivanhoe Mines and qualified persons under National Instrument 43-101.
ii) Oyu Tolgoi Integrated Development Plan
Forty-year mine life — On September 29, 2005, the Company released its independent IDP for the Oyu Tolgoi Project. The IDP was prepared by a joint venture between AMEC Americas Limited, of Vancouver, Canada, and Ausenco Limited, of Perth, Australia, with input from 12 other leading international engineering and environmental consultants. A copy of the IDP’s executive summary is available from the Company’s website at www.ivanhoe-mines.com.
The IDP outlines the framework for the responsible development of the mine, allowing the Company to integrate economic progress with environmental care and social responsibility. The mine development proposed by the IDP will be completed over a 15-year period, resulting in an ultimate mine life expectancy of 40 years.
The IDP combined reports for two major aspects of development of the Oyu Tolgoi Project. First was a feasibility-level evaluation of an initial, large open-pit mine developed on the near-surface Southern Oyu deposits. Second were pre-feasibility and scoping-level evaluations of the associated infrastructure, such as power supply, and of a world-class, underground block-cave mining operation at the Hugo Dummett deposits. Because the information used to prepare the IDP includes different levels of study, in accordance with CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101, the overall IDP report was released as a Preliminary Assessment Report. Consequently, an independent open-pit reserve estimate for the Southern Oyu deposits is expected in late 2005.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
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Phase One- 70,000 tpd scenario — Phase one, expected to start in mid-2008, involves open-pit mining of the Southwest Oyu deposits. At the beginning of 2009, a concentrator is projected to produce a gold-rich copper concentrate at a throughput rate of 70,000 tonnes per day (“tpd”). After three years, following the completion of the underground block-cave development of the Hugo North deposit, mining production from underground will begin. Because the underground mineralization is of much higher economic value than the open-pit mineralization, the concentrator will give priority to the underground material. After year five, open-pit production will be curtailed and material from the Hugo North deposit will represent the predominant source of mill feed to the concentrator.
Phase Two- 140,000 tpd scenario — Phase two involves the development of a block-cave underground operation at Hugo South combined with the deepening of the open pit at Southwest Oyu, and is expected to result in a doubling of the daily throughput for the entire Oyu Tolgoi Project to 140,000 tpd. The decision to proceed with phase two is expected in year three and the doubling of throughput capacity is expected to be reached by year seven. Underground production from the Hugo South deposit is expected to commence in year 12, at which time the combined underground production from the Hugo Dummett deposits is expected to reach 140,000 tpd.
Given the significant potential to expand the known resources at the Oyu Tolgoi Project, management believes that the ultimate rate of production could exceed the projections presented in the IDP.
Valuation from IDP- Using a base copper price of $1 per pound and a base gold price of $400 per ounce, and based on interpretation of existing tax, mining and other relevant Mongolian laws and the terms of the draft Special Stability Agreement currently being negotiated with the Mongolian government, the Oyu Tolgoi Project’s estimated net present value (“NPV”), using an 8% discount rate and assuming the implementation of the phase-two scenario, is estimated at $3.44 billion before tax — and $2.71 billion after tax. At a 10% discount rate, the NPV is $2.40 billion before tax and $1.85 billion after tax.
The IDP estimated the average recoveries over the life-of-mine at 90.4% for copper and 78.1% for gold. Assuming implementation of the phase-two scenario, the IDP also estimates that, over the life of the project, total cash costs, after gold credits, will average $0.40 per pound of copper.
The open-pit resources used in the IDP are all in the Measured and Indicated categories. The underground resources used in the IDP include some Inferred resources that have not yet been sufficiently drilled to have economic considerations applied to them to enable them to be categorized as reserves. Mineral resources that are not reserves do not have demonstrated economic viability. Until there is additional underground drilling and geotechnical rock

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
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characterization to upgrade the Inferred resources to Measured and Indicated resources, the economic analysis contained in the IDP is a preliminary assessment and there can be no certainty that the predicted results of the IDP will be realized.
Exploration shaft — Early access to the deep potential of the Hugo North deposit is important to the financial success of the Oyu Tolgoi Project’s development. In furtherance of this objective, the construction of Shaft #1, a 6.7-metre-diameter exploration shaft, along with headframe, hoisting plant, associated infrastructure and pre-sinking excavation, was undertaken in Q3’05. Further shaft sinking from the completed headframe is expected to commence in Q4’05.
The sinking of Shaft#1 is being performed by the Redpath Group of North Bay, Canada, one of the world’s leading shaft-sinking firms. When completed, Shaft #1 will provide access to the Hugo Dummett deposits and enable the completion of detailed feasibility studies, further resource-delineation drilling and rock-characterization work. The sinking of Shaft#1 is scheduled to be completed by the third quarter of 2007 and will be followed by underground drifting and diamond drilling in 2007 and 2008. Design engineering work also is underway for the project’s second shaft, a 10-metre-diameter production and service shaft.
b) Other Mongolian copper/gold exploration projects.
During the quarter, Ivanhoe Mines continued its exploration efforts on other Mongolian prospects, including the Kharmagtai project and the Bronze Fox district. Diamond drilling at the Kharmagtai project tested several previously untested porphyry prospects. Fifteen diamond drill holes totalling approximately 4,600 metres were completed during the quarter. Further drilling on this project is expected in Q4’05.
Diamond drilling efforts on the Bronze Fox district were completed in July 2005. Drill data is being reviewed from the 24 diamond drill holes, totalling approximately 6,700 metres of core. The drilling completed in Q3’05 targeted four copper-gold prospects that form part of a 14-kilometre-long corridor of alteration and mineralization.
At the end of September 2005, the Company announced the commencement of the Falcon airborne gravity gradiometer survey by BHP Billiton (“BHPB”) on an area covering approximately 35,640 square kilometres (the “BHPB Joint Venture Area”) of Ivanhoe Mines’ non-core exploration licences in southern Mongolia. The survey is part of a joint-venture agreement with BHPB that allows BHPB the right to earn up to a 50% interest in the BHPB Joint Venture Area. The survey is expected to be completed in early 2006.
The BHPB Joint Venture Area, which represents approximately 40% of Ivanhoe Mines’ land holdings in this region, excludes all coal potential, as well as Ivanhoe Mines’ advanced exploration and development-stage projects (the Oyu Tolgoi Project, the Kharmagtai, Yellow Hills and Bronze Fox prospects).

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
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On July 5, 2005, Asia Gold announced a similar agreement with BHPB. The agreement, covering approximately 3,600 square kilometres of Asia Gold’s mineral licences in southern Mongolia, grants BHPB the right to earn a 50% interest by spending $2 million prior to December 31, 2007. The expenditures include an initial commitment to conduct a Falcon airborne gravity gradiometer survey before December 31, 2006. Following the initial earn-in, BHPB has a second option to earn an additional 20% interest (for a total interest of 70%) by funding a feasibility study on one exploration target up to a maximum value of $45 million. BHPB also agreed to purchase an equity interest in Asia Gold by acquiring approximately 1.15 million units valued at $1 million, each unit consisting of one common share and a two-year warrant to purchase one half common share of Asia Gold at Cdn$1.395 per share.
On September 29, 2005 Asia Gold announced the signing of an Earn-in Agreement with Solomon Resources Limited and Gallant Minerals Limited that provides Asia Gold with the right to earn up to a 70% in four copper and gold projects comprising nine mineral exploration and mining licences covering approximately 31,000 hectares in the Gobi region of southern Mongolia.
In October 2005, Asia Gold announced the discovery on one of its exploration licences in southern Mongolia of 13 quartz veins containing high-grade gold. A total of 75 rock grab samples weighing 1-2 kilograms each was collected during a first reconnaissance program. The veins occur over a distance of 2.5 kilometres spanning over a large area and in multiple-veins formation. A trenching program is planned for Q4’05 and, if successful, will be followed by a drilling program.
c) Mongolian coal projects.
Nariin Sukhait Coal Project — On September 16, 2005 the Company announced an initial resource estimate for the Nariin Sukhait Coal Project located in southern Mongolia. The estimate was prepared by Norwest Corporation (“Norwest”), an independent consulting firm. On October 13, 2005, Norwest increased its September estimate to reflect the results of a completed detailed topographic survey resulting in much more precise vertical location of drill-hole results.
Current estimates of the total coal mineralization contained in the South, East and West fields, including drilling to August 9, 2005, stand at 116 million tonnes of Measured plus Indicated resources (63 million tonnes of Measured resources and 53 million tonnes of Indicated resources) and an additional Inferred resource of approximately 42 million tonnes. Drilling is ongoing and new resource estimates for the South, East and West fields are expected before the end of 2005. Additional estimates also are expected on four additional areas of Nariin Sukhait that are showing encouraging initial results.
Drill-core samples are undergoing thermal and metallurgical laboratory testing in the United States. Following American Society for Testing and Materials standards, initial coal-quality testing ranks the Nariin Sukhait coal as high-volatile bituminous.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
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To date, coal-quality testing has been completed for approximately 25% of the core samples.
Ivanhoe Mines plans to complete a pre-feasibility-level study on the Nariin Sukhait Project within the next five months. Ivanhoe Mines is involved in preliminary marketing discussions with potential coal buyers.
Subject to the completion of successful marketing negotiations and the granting of a mining licence from Mongolian governmental authorities, initial production from Nariin Sukhait Project possibly could commence as early as the second half of 2006.
d) Other
i) China: Jinshan Gold Mines Inc (“Jinshan”).
On September 26, 2005, Jinshan announced the results of an independently prepared pre-feasibility study on the 217 Project in Inner Mongolia. The study indicated that, for an initial 7.5 years, a gold-leaching open-pit operation would be capable of producing approximately 120,000 ounces of gold per year at a cash cost of approximately $232 an ounce. The total life-of-mine strip ratio was estimated at 0.96 tonne of waste per tonne of ore.
A final feasibility study is underway and expected to be completed in mid-2006, at which time Jinshan will assess available debt-financing options. Initial capital costs are estimated at $31.8 million and additional sustaining capital totalling $21.9 million will be required to provide additional leach-pad capacity and the incorporation, in the third year of operations, of a crushing circuit to allow the processing of sulphide material. The additional sustaining capital is expected to be funded from the project’s operating cash flows.
In September 2005, Jinshan announced that it had reached an agreement-in-principle with Ivanhoe Mines providing for Jinshan to buy back Ivanhoe Mines’ entire share of mineral interests and mineral-option rights in Jinshan’s various projects, including the 217 Project. As part of the transaction, Jinshan also will receive a cash payment of $4 million from Ivanhoe Mines and issue approximately 48.6 million common shares to Ivanhoe Mines. Following completion of this transaction, Ivanhoe Mines’ percentage ownership in Jinshan will increase from 38.5% to approximately 69.3%. This transaction is considered a related-party transaction and is subject to the approval by minority shareholders of Jinshan.
At the beginning of 2005, Jinshan and the Company negotiated the sale of their joint interest the JBS property for a $1.4 million cash payment. To date, Jinshan has received $1,000,000 and the $400,000 balance is expected to be received by the end of Q1’06.
ii) Australia: Cloncurry

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
At the end of Q3’05, exploration licences held by Ivanhoe Mines totalled approximately 2,090 square kilometres. During the quarter, Ivanhoe Mines continued its exploration efforts on these claims and recently discovered significant uranium mineralization, in association with very strong copper and gold mineralization, by re-assaying the core of five old drill holes that were previously drilled at the Amethyst Castle copper-gold breccia complex, seven kilometres north-northwest of the former Selwyn Mill. Given that there are strong geological similarities with the Olympic Dam copper-uranium style of mineralization, the Amethyst Castle prospect represents a significant new exploration target for Ivanhoe Mines.
In Q2’05, Pacific (Osborne) Pty. Limited (“Placer”), a wholly-owned subsidiary of Placer Dome Inc. entered into a joint-venture agreement with Ivanhoe Mines, allowing Placer the right to earn a 50% interest in various gold and copper prospects on Ivanhoe Mines’ licences covering approximately 114 square kilometres. In Q3’05, a total of approximately 11,000 metres of reverse-circulation drilling was completed by Placer, with results expected in Q4’05.
iv) Kazakhstan: Bakyrchik Project.
No material from the tailings pond was processed in Q3’05. During the quarter, an independent technical report was commissioned from Roscoe Postle Associates Inc. of Toronto, Canada. The report, to be prepared in accordance with the requirements set out in National Instrument 43-101, will define the Bakyrchik Project’s gold resources and outline the economic parameters for a near-surface open-pit mining operation.
Construction during the quarter continued at a much reduced pace and representatives from the Company met with various Kazakhstan government authorities to discuss the current status and future prospects of the Bakyrchik Project. Discussions are ongoing with government officials and interested third parties.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
B) INVESTMENT IN JOINT VENTURE
MONYWA COPPER PROJECT (S&K MINE), MYANMAR

	Three month period ended September 30,
	Total Operation					Company’s 50% net share
					% Increase			% Increase
			2005	2004	(decrease)	2005	2004	(decrease)
Total tonnes moved (1)	Tonnes (000’s)		3,357	2,350	43%
Tonnes of ore to heap	Tonnes (000’s)		2,151	1,695	27%
Ore grade	CuCN %		0.51%	0.54%	(6%)
Strip ratio	Waste/Ore		0.56	0.28	100%
Cathode production	Tonnes		8,497	7,850	8%	4,249	3,925	8%
Tonnage sold	Tonnes		8,222	7,351	12%	4,111	3,676	12%
Average sale price received	US$/pound					$1.80	$1.27	41%
Sales	US$	(000)				15,439	9,783	58%
Cost of operations	US$	(000)				4,633	2,952	57%
Operating profit	US$	(000)				9,405	5,714	65%
Cost of operations	US$/pound					$0.51	$0.36	40%

	Nine month period ended September 30,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2005	2004	(decrease)	2005	2004	(decrease)
Total tonnes moved (1)	Tonnes (000’s)	10,256	7,594	35%
Tonnes of ore to heap	Tonnes (000’s)	6,679	4,678	43%
Ore grade	CuCN %	0.53%	0.69%	(23%)
Strip ratio	Waste/Ore	0.49	0.52	(6%)
Cathode production	Tonnes	27,218	23,052	18%	13,609	11,526	18%
Tonnage sold	Tonnes	26,647	22,604	18%	13,324	11,302	18%
Average sale price received	$/pound				$1.66	$1.27	31%
Sales	$(000)				46,197	29,977	54%
Cost of operations	$(000)				12,716	8,285	53%
Operating profit	$(000)				29,124	18,014	62%
Cost of operations	US$/pound				$0.43	$0.33	30%

(1)	Includes ore and waste material
Approval from Myanmar governmental authorities for the importation of a new trucking fleet is still pending. As a result, the timing for the delivery of this equipment, reported last quarter as expected in Q4’05, remains uncertain. The additional fleet of equipment is required to maintain copper cathode production at the mine due to the need to provide additional tonnages necessary to offset the gradual decline, experienced since mid-2004, in copper grades from the oxide ore and the decline in copper recoveries expected from the processing of sulphide ore.
In Q2’05, as a result of delays in the delivery of the new fleet of trucks, the Company forecast an expected decrease in future cathode production to approximately 32,000

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
tonnes per year. Mine management, while currently re-estimating the expected production levels for the 2006 year, remains hopeful that a final approval for the importation of equipment will be received shortly. In the meantime, to mitigate further decreases in copper production throughput, other alternatives, such as contract mining, are being evaluated.
Copper prices on the London Metal Exchange averaged $1.70 per pound in Q3’05, compared to $1.29 per pound in Q3’04. Cathode production in Q3’05 totalled 8,497 tonnes, representing an annual throughput rate of 33,710 tonnes, a decrease of 7% over Q2’05. The delay in importing the trucking fleet negatively impacted the operating results during the quarter, resulting in actual tonnages moved in Q3’05 being 31% below budget. When compared to the third quarter of 2004, however, total material moved in Q3’05 increased by 43%, while the average copper grade mined decreased by 6%. The mine has been processing super-high-grade (“SHG”) copper ore, averaging approximately 13% to 20% copper, throughout 2005. In Q3’05, a large portion (40%) of total metal placed on the heaps consisted of SHG copper ore compared to less than 10% in H1’05. The mine is currently considering implementing a copper grade control system to improve the monitoring and forecasting of future production.
Unit cost of operations increased by 40% in Q3’05 compared to Q3’04. Approximately one-third of the increase in cost of operations was due to the 43% increase in tonnage moved and the remaining portion of the increase was due to increases in unit prices and the increased use of chemicals in the treatment process. At the end of Q3’05, the S&K Mine had $34.6 million in cash and the bank loan was completely repaid.
A ministry of the Myanmar government has notified the joint venture entity through which the Company participates in the Monywa copper project that commercial tax is exigible on the joint venture’s exports of cathode copper and has requested payment of such tax retroactive to 2003. The Company’s position, which it has communicated to the ministry, is that the joint venture’s exports of cathode copper are specifically exempt from commercial tax by virtue of the original agreement incorporating the joint venture and that no amounts on account of such tax are payable. The Company expects that further friendly discussions with Myanmar government officials will take place aimed at amicably resolving the matter although there can be no assurance that such discussions will lead to a mutually satisfactory resolution. Failing a resolution through discussions, it may become necessary to resort to arbitration to resolve the question of the applicability of commercial tax.
C) DISCONTINUED OPERATIONS
SAVAGE RIVER MINE, TASMANIA
On February 28, 2005, the Company completed the sale of its total investment in, and loans to, the Savage River operations for two initial cash payments totalling $21.5 million, plus a series of contingent, annual payments based on the annual iron ore pellet price. The future payments will be made over five years, commencing March 2006. A 71.5% increase in the iron ore price benchmark for the 2005 year was announced at the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
end of February 2005. Based on this increase, the Company expects to receive, by the end of March 2006, an initial annual payment of approximately $22.5 million, which would bring the cumulative sale consideration for the project to approximately $44.0 million. In addition, if the 2005 pellet price benchmark and the Savage River pellet production are maintained over the following five years, the Company should receive additional payments totalling approximately $79 million. Total pellet production for 2005 is estimated to be approximately 2.2 million tonnes.
Using the actual volume of Savage River’s pellet sales during Q3’05, the Company earned $6.4 million in contingent payments during the quarter. Consequently income from discontinued operations recognized in the quarter totalled $6.4 million.
D) ADMINISTRATIVE AND OTHER
General and administrative. The $1.3 million increase in general and administrative expenditures in Q3’05 primarily was due to an $0.8 million increase in stock-based compensation charges and an increase of $0.7 million in director and officer insurance premiums.
Foreign exchange gains. In 2005 and 2004, the Company maintained most of its cash resources in Canadian dollars. The majority of the foreign exchange gain in Q3’05 was attributable to the strengthening of the Canadian dollar against the U.S. dollar.
Share of loss on significantly influenced investee. The $0.4 million share of loss on significant influenced investee represents the Company’s share of Jinshan’s net loss for the quarter.
Share Capital - At November 8, 2005, the Company had a total of 314.1 million common shares and the following purchase warrants outstanding:

Share purchase			Total number of
warrants outstanding	Maturity date	Exercise price	shares to be issued
7.125 million(1)	December 19, 2005	Cdn$12.50 per share	7.125 million
5.76 million (2)(3)	February 15, 2006	$8.68 per share	0.576 million

(1)	Each warrant entitles the holder to acquire one common share.

(2)	Each 10 warrants entitle the holder to acquire one common share.

(3)	In 2005, the expiry date was extended from February, 2005 to February, 2006.
At November 8, 2005, the Company had a total of approximately 9.3 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$6.06. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.20 to Cdn$12.70 per share.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
CASH RESOURCES AND LIQUIDITY
At September 30, 2005, consolidated working capital was $160.7 million, including cash of $133.5 million, compared with working capital of $195.3 million and cash of $183.8 million at June 30, 2005 (working capital of $133.6 million and cash of $112.5 million, respectively, at December 31, 2004).
Operating activities. The $42.5 million in cash used in operating activities from continuing operations in Q3’05 primarily was the result of $28.9 million in exploration expenditures.
Investing activities. In Q3’05, a total of $16.0 million in cash was spent on investing activities from continuing operations, the net result of $13.1 million in equipment acquisitions for the Mongolia and Bakyrchik projects and a $2.2 million additional investment in shares of Entrée.
Financing activities. Financing activities from continuing operations of $1.3 million in Q3’05 mainly consisted of the $1 million placement by Asia Gold with BHPB.
The Company’s existing cash resources, together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the Company’s current and planned activities through Q2’06. Following completion, expected in late 2005, of open-pit reserve estimate in respect of the Southern Oyu deposits, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Southern Oyu deposits.
However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are exhausted. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities for 2006 and thereafter.
Proceeds received from the sale of the Savage River mine will be used to supplement the funding of the Company’s ongoing activities at Oyu Tolgoi, although there can be no assurance that these funds, if and when received, will be sufficient to meet all of the Company’s funding requirements.
The Company expects to fund additional planned expenditures for 2006 and beyond from external sources, which may include debt or equity financing, proceeds from the sale of existing non-core assets, third-party participation in one or more of the Company’s projects, or a combination thereof. There can be no assurance that the Company will be successful in generating sufficient funds from any of these sources. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities. Over the long term, the Company will need to obtain additional funding for, or third-party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi Project, the Company’s other Mongolian exploration projects, its Chinese and Australian exploration projects and the Bakyrchik project) to bring them into full production.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
CONTRACTUAL OBLIGATIONS and OFF BALANCE SHEET ARRANGEMENTS
As of September 30, 2005, except for the reduction in Savage River’s contractual obligations resulting from the sale of this operation in February 2005, there were no significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2004.
At the end of September 2005, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.
CRITICAL ACCOUNTING ESTIMATES and RECENT ACCOUNTING PRONOUNCEMENTS
The preparation of financial statements in conformity with U.S. GAAP requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain. The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are summarized within Note 1 to the consolidated financial statements for the nine months ended September 30, 2005.
On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Commencing in the first quarter of 2005, Ivanhoe Mines changed its accounting policy with respect to stripping costs to comply with the consensus reached by the EITF. This change has been applied retrospectively by restating prior period financial statements. In 2004 and prior years, Ivanhoe Mines deferred or accrued stripping costs incurred during production, as appropriate, and charged these costs to operations on the basis of the estimated average stripping ratio for each mine area. The effect of this change was to increase the deficit at January 1, 2004 by $7,628,000, to increase the net loss for the year ended December 31, 2004 by $7,889,000 ($0.03 per share) and to decrease assets of discontinued operations and investment in joint venture at December 31, 2004 by $13,973,000 and $1,544,000 respectively. The net loss for the three and nine month periods ended September 30, 2004 were also increased by $762,000 ($0.00 per share) and $6,827,000 ($0.03 per share), respectively, as a result of this change.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2004.
RELATED-PARTY TRANSACTIONS
The Company’s related-party transactions are substantially unchanged from the disclosure in its MD&A for the year ended December 31, 2004.
OVERSIGHT ROLE OF THE AUDIT COMMITTEE
The Audit Committee reviews, with management and the external auditors, the Company’s quarterly MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS
I, Robert M. Friedland, Chief Executive Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ended September 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: March 30, 2006

/s/ Robert M. Friedland Robert M. Friedland
Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS
I, Peter Meredith, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ended September 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: March 30, 2006

/s/ Peter Meredith Peter Meredith
Chief Financial Officer
Ivanhoe Mines Ltd.